As filed with the Securities and Exchange Commission on May 13, 2004
Registration No. 333-114093

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Taleo Corporation

(Exact name of registrant as specified in its charter)

Delaware	7372	52-2190418
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

182 Second Street, Fifth Floor

San Francisco, CA 94105
(415) 538-9068
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Louis Tetu

Chief Executive Officer, President and Chairman
Taleo Corporation
182 Second Street, Fifth Floor
San Francisco, CA 94105
(415) 538-9068
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Mark A. Bertelsen, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall then become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2004

PROSPECTUS

                                     Shares

Taleo Corporation

(formerly Recruitsoft, Inc.)

Class A Common Stock

$                   per share

          We are selling                      shares of our Class A common stock and the selling stockholders named in this prospectus are selling                      shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. We and the selling stockholders have granted the underwriters an option to purchase up to                     additional shares of Class A common stock to cover over-allotments.

      This is the initial public offering of our Class A common stock. We currently expect the initial public offering price to be between $                    and $           per share. We have applied to have our Class A common stock included for quotation on the Nasdaq National Market under the symbol “TLEO.”

       Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 6.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Taleo (before expenses)	$	$
Proceeds to the Selling Stockholders (before expenses)	$	$

      The underwriters expect to deliver the shares to purchasers on or about                     , 2004.

Citigroup

Lehman Brothers	Merrill Lynch & Co.

CIBC World Markets

Harris Nesbitt
ThinkEquity Partners LLC

                          , 2004

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

      Until                     , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully before making an investment decision, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements.

Taleo Corporation

      We are a leading provider of enterprise staffing management solutions that enable large organizations to establish, automate and manage worldwide staffing processes for professional, hourly and temporary staff. Organizations seek to improve their staffing management processes not only to reduce the time and costs associated with these processes but, more importantly, to enhance the quality, productivity and satisfaction of their workforces. Our customers use our suite of solutions to achieve these goals through better management of their enterprise staffing, including internal employee mobility programs. We call this suite of solutions the Taleo Enterprise Staffing Management Suite, and it consists of ten modular solutions: Taleo Professional, Taleo Workforce OnDemand, Taleo Hourly, Taleo Workforce Mobility, Taleo Campus, Taleo Agency, Taleo Regulatory & Diversity, Taleo Integration, Taleo Assessment and Taleo Staffing Metrics Reporter. Our solutions incorporate resource allocation principles, similar to those deployed successfully in supply chain management automation, to more accurately match total labor demand and supply across complex organizations. The configuration capabilities of our solutions allow large organizations to create variable workflows to address the unique staffing requirements associated with different employee types, locations, languages and regulatory environments, while maintaining enterprise-wide staffing process consistency. Our solutions support workforce analytics, such as staffing metrics reporting, staffing process benchmarking and employee skills inventory management.

      Our solutions have been designed to provide a high level of functional configurability without the need for application source code customization. This approach allows us to streamline the development, enhancement and maintenance of our solutions. Our technology architecture enables our customers to access and use their secure content and data across many of our solutions. Our solutions are web-native and accessed using a standard web browser, which significantly reduces the time and costs associated with enterprise-wide deployments. Further, our subscription-based business model enables our customers to make use of our solutions with a lower up-front investment while providing a stream of recurring revenue that allows us to more accurately predict our financial performance.

      We market our solutions to large organizations through our direct sales force and indirectly to large and mid-sized organizations through our strategic partnerships with leading business process outsourcing providers. We deliver our solutions to approximately 150 customers. Some of our largest customers by revenue in the technology, manufacturing, business services, consumer goods, retail, energy, healthcare, financial services and transportation sectors are HP, Honeywell, Mercer, P&G, Starbucks, SUEZ, UnitedHealth Group, Washington Mutual and Yellow Corporation.

Market Opportunity

      Enterprise staffing management is a complex process with multiple, interconnected elements that together play a vital role in attracting, qualifying, and enhancing the quality and satisfaction of an organization’s valuable human capital. Organizations no longer view human capital solely as an expense to be minimized, but instead as an asset to be maximized. This shift in thinking has mirrored the evolution of staffing management from a manual, paper-based practice to a technology-enabled, enterprise-wide process. A strategic view of enterprise staffing management requires solutions that automate discrete staffing functions and improve the effectiveness and consistency of staffing processes.

      According to the Bureau of Economic Analysis, an agency of the U.S. Department of Commerce, the amount spent on U.S. labor in 2003 was approximately $6.2 trillion, or 56% of total gross domestic product. With labor comprising such a significant percentage of corporate cost structures, many organizations have acquired technologies and outsourced staffing-related functions in an effort to reduce costs and improve the efficiency of their human capital assets. In April 2003, an independent market research firm, International Data Corporation, or IDC, estimated that U.S. recruiting and staffing services spending would grow from $25.2 billion in 2003 to $36.6 billion by 2007, a compound annual growth rate of 10%. The fastest growing component of this aggregate IDC forecast, the end-to-end hiring process automation solutions market, is expected to grow from $165.4 million in 2003 to approximately $655.7 million in 2007, which represents a compound annual growth rate of 41%. This estimate does not include the market opportunity for temporary staffing process automation solutions, or the market for end-to-end hiring process automation solutions outside the United States.

Enterprise Staffing Requirements

      In order to increase their return on investment in human capital, large organizations must optimize staffing and internal employee mobility processes to create and sustain a competitive advantage based on one of the most important differentiators in today’s knowledge economy: human capital. Effective enterprise staffing processes must enable organizations to:

•	Attract and retain top talent

•	Implement effective and consistent hiring processes

•	Match skills and job requirements

•	Measure staffing process effectiveness

The Benefits of Our Approach

      Just as supply chain optimization maximizes the return on physical assets, our enterprise staffing management solutions are designed to maximize the return on human capital assets by increasing the accuracy with which people are matched with jobs, the quality and speed of hires, and the effectiveness of redeployment. By driving enterprise-wide participation in the staffing supply chain, we help our customers establish systematic processes and enable these processes through the use of our configurable technology to increase the quality of their workforces.

Key Benefits of Our Solutions:

•	Comprehensive suite of solutions

•	Systematic approach to staffing processes

•	Embedded domain expertise

•	Ease of use and integration

•	Enterprise-wide staffing analytics

•	Increased workforce productivity

Key Benefits of Our Business Model:

•	Ease of deployment through hosted model

•	Single version of application source code

•	Configurability

•	Secure, scalable infrastructure

•	Lower total cost of ownership

•	Recurring revenue

Our Strategy

      Our strategy is to be the leading global provider of enterprise staffing management and workforce logistics solutions. Key elements of our strategy include:

•	Extend our technology leadership

•	Expand our solution offerings

•	Build upon our domain expertise

•	Increase penetration of our existing customer base

•	Partner with additional leading business process outsourcing organizations

•	Expand our multinational presence, functionality and customer base

Company Information

      We were incorporated in Delaware in 1999, and changed our name from Recruitsoft, Inc. to Taleo Corporation in March 2004. In October of 2003, we acquired White Amber, Inc., a vendor of staffing management solutions for temporary staff. Our principal offices are located at 182 Second Street, Fifth Floor, San Francisco, California 94105, and 330 St-Vallier East, Suite 400, Quebec, QC, Canada, G1K 9C5. Our telephone numbers at these locations are (415) 538-9068 and (418) 524-5665, respectively. Our website address is http://www.taleo.com. Our website and the information contained therein or connected thereto is not a part of this prospectus.

      Trademark registration for “Taleo” is pending. “Recruitsoft” and our logo are our registered trademarks. This prospectus also includes trademarks of other persons.

THE OFFERING

Class A common stock offered by Taleo	shares

Class A common stock offered by the selling stockholders	shares

Class A common stock to be outstanding after this offering	shares

Over-allotment option granted by Taleo	shares

Over-allotment option granted by the selling stockholders	shares

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately $ million, which we intend to use for general corporate purposes, which may include expansion of our sales and marketing and research and development efforts, payment of indebtedness, working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies. See “Use of Proceeds.”

Dividend policy	We have never declared or paid any cash dividends on our capital stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future.

Proposed Nasdaq National Market symbol	“TLEO”

      The number of shares of Class A common stock to be outstanding after the offering excludes:

•	17,578,734 shares of Class A common stock issuable upon exercise of outstanding options at a weighted average exercise price of $0.73 per share;

•	2,201,735 shares of Class A common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.47 per share; and

•	additional shares of Class A common stock available for future issuance under our existing stock option plans and our stock option plan adopted in connection with this offering.

      Unless otherwise noted, the information in this prospectus:

•	gives effect to the automatic conversion of our outstanding preferred stock into Class A common stock upon the completion of this offering, including accreted dividends through , 2004, the assumed closing date of this offering;

•	assumes no exercise of options after March 31, 2004;

•	assumes the exercise of warrants to purchase 2,917,030 shares of Class A common stock at a weighted average exercise price of $0.61 per share which expire upon the completion of this offering and no other exercise of warrants after March 31, 2004;

•	assumes that none of the contingent shares of Series D preferred stock referenced in Note 1 of the Notes to Consolidated Financial Statements will be issued;

•	assumes no exercise of the underwriters’ over-allotment option;

•	gives effect to our amended and restated certificate of incorporation to be filed immediately prior to the completion of this offering; and

•	gives effect to the exchange of all of the outstanding exchangeable shares of our subsidiary, 9090-5415 Quebec Inc., into 24,229,762 shares of our Class A common stock and the corresponding one for one redemption of our Class B common stock, as described in “Description of Capital Stock.”

SUMMARY FINANCIAL DATA

      The following table sets forth a summary of our consolidated financial data for the periods presented and includes the Class B common stock. This summary consolidated financial data should be read together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes contained elsewhere in this prospectus. The unaudited pro forma condensed combined consolidated statement of operations data for the year ended December 31, 2003 is derived from the historical financial statements of Taleo and White Amber using the purchase method of accounting and presented as if the combination had taken place on January 1, 2003. See “Unaudited Pro Forma Condensed Combined Financial Statement” for additional information concerning the unaudited pro forma statement of operations. The pro forma as adjusted balance sheet data reflects: (a) the automatic conversion of our outstanding preferred stock into Class A common stock, including accreted dividends; (b) the exercise of warrants to purchase 2,917,030 shares of Class A common stock and the proceeds from such exercise; and (c) our receipt of the estimated net proceeds from the sale of           shares of Class A common stock in this offering at an assumed initial public offering price of $           per share after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

						Three Months
	Year Ended December 31,				Pro Forma	Ended March 31,

	2000	2001	2002	2003(1)	2003	2003	2004

	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Application	$1,405	$7,827	$20,753	$36,029	$43,301	$7,791	$11,285
Consulting	827	4,720	7,635	7,606	7,606	1,611	2,115

Total revenue	2,232	12,547	28,388	43,635	50,907	9,402	13,400
Gross profit	148	6,173	17,897	29,503	33,168	6,305	8,289
Loss from operations	(13,303)	(11,191)	(4,140)	(1,138)	(4,975)	(160)	(2,186)
Net loss	(12,065)	(10,744)	(4,151)	(1,565)	(5,221)	(277)	(2,304)
Net loss attributable to common stockholders	$(12,065)	$(12,946)	$(6,477)	$(3,984)	$(7,976)	$(786)	$(2,991)

Net loss attributable to common stockholders per share — basic and diluted	$(0.50)	$(0.53)	$(0.27)	$(0.16)	$(0.33)	$(0.03)	$(0.12)

Unaudited pro forma net loss attributable to common stockholders per share — basic and diluted(2)				$(0.02)	$(0.05)		$(0.03)

Weighted average shares:
Basic and diluted	24,239	24,249	24,267	24,378	24,378	24,317	24,485

Unaudited pro forma basic and diluted				90,015	99,662		99,885

(1)	Results of operations include results of White Amber from October 21, 2003, the date of acquisition. Comparability of periods has been affected by this acquisition.

(2)	See Note 12 of Notes to Consolidated Financial Statements.

	As of March 31, 2004

		Pro Forma
	Actual	as Adjusted

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,474
Working capital	973
Total assets	34,175
Total preferred stock	47,316
Total stockholders’ equity (deficit)	(35,344)

RISK FACTORS

      An investment in our Class A common stock involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this prospectus before deciding whether to purchase our Class A common stock. If any of the adverse events described in the following risk factors, as well as other factors which are beyond our control, actually occurs, our business, operating results and financial condition may suffer significantly. As a result, the trading price of our Class A common stock could decline, and you may lose all or part of your investment in our Class A common stock.

Risks Related to Our Business and Industry

      We have a history of losses, and we cannot be certain that we will achieve or sustain profitability.

      We have incurred annual losses since our inception. As of March 31, 2004, we had an accumulated deficit of $42.0 million. We expect to incur operating losses at least in the short term as a result of expenses associated with the continued development and expansion of our business. Our expenses include those related to sales and marketing, general and administrative, research and development and others relating to the development, marketing and sale of products and services that may not generate revenue until later periods, if at all. As we implement initiatives to grow our business, which include among other things, plans for international expansion and new product development; any failure to increase revenue or manage our cost structure could prevent us from completing these initiatives and achieving or sustaining profitability. As a result, our business could be harmed and our stock price could decline. We cannot be certain that we will be able to achieve or sustain profitability on a quarterly or annual basis.

      We participate in a new and evolving market, which makes it difficult to evaluate our current business and future prospects.

      You must consider our business and prospects in light of the risks and difficulties we encounter in the new, uncertain and rapidly evolving enterprise staffing management market. Because this market is new and evolving, it is difficult to predict with any assurance the future growth rate and size of this market which, in comparison with the overall market for enterprise software applications, is relatively small. The rapidly evolving nature of the markets in which we sell our products and services, as well as other factors which are beyond our control, reduce our ability to accurately evaluate our future prospects and forecast quarterly or annual performance.

      If our existing customers do not renew their software subscriptions and buy additional solutions from us, our business will suffer.

      We expect to continue to derive a significant portion of our revenue from renewal of software subscriptions and, to a lesser extent, service and maintenance fees from our existing customers. As a result, maintaining the renewal rate of our existing software subscriptions is critical to our future success. Factors that may affect the renewal rate for our solutions include:

•	the price, performance and functionality of our solutions;

•	the availability, price, performance and functionality of competing products and services;

•	the effectiveness of our maintenance and support services; and

•	our ability to develop complementary products and services.

      Most of our existing customers entered into software subscription agreements that expire between two and three years from the initial contract date. Our customers have no obligation to renew their subscriptions for our solutions after the expiration of the initial term of their agreements. In addition, our customers may negotiate less advantageous terms upon renewal, or may request that we license our software to them on a perpetual basis, which may reduce recurring revenue from these customers. Under certain circumstances, our customers may cancel their subscriptions for our solutions prior to the expiration of the term. Our future success also depends in part on our ability to sell new products and services to our existing customers. If our customers terminate their agreements, fail to renew their agreements, renew their agreements upon less favorable terms, or fail to buy new products and services from us, our revenue may decline or our future revenue may be constrained.

      If our efforts to attract new customers are not successful, our revenue growth will be adversely affected.

      In order to grow our business, we must continually add new customers. Our ability to attract new customers will depend in large part on the success of our sales and marketing efforts. However, our prospective customers may not be familiar with our solutions, or may have traditionally used other products and services for their enterprise staffing management requirements. Our prospective customers may develop their own solutions to address their enterprise staffing management requirements, purchase competitive product offerings, or engage third-party providers of outsourced staffing services that do not use our solution to provide their services. Additionally, some new customers may request that we license our software to them on a perpetual basis or that we allow them the contractual right to convert from a term license to a perpetual license during the contract term, which may reduce recurring revenue from these customers. To date, we have completed a limited number of agreements with such terms. If our prospective customers do not perceive our products and services to be of sufficiently high value and quality, we may not be able to attract new customers.

      Our financial performance may be difficult to forecast as a result of our focus on large customers and the long sales cycle associated with our solutions.

      We focus our sales efforts principally on large organizations with complex staffing requirements. Accordingly, in a particular quarter the majority of our new customer sales represent large sales made to a relatively small number of customers. Our failure to close a sale in a particular quarter will impede expected revenue growth until the sale closes, if at all. In addition, our sales cycles are generally between six months and one year, and in some cases can be longer. As result, substantial time and cost may be spent attempting to secure a sale that may not be successful. The period between an initial sales contact and a contract signing is relatively long due to several factors, including:

•	the complex nature of our solutions;

•	the need to educate potential customers about the uses and benefits of our solutions;

•	the relatively long duration of our contracts;

•	the discretionary nature of our customers’ purchase and budget cycles;

•	the competitive evaluation of our solutions;

•	fluctuations in the staffing management requirements of our prospective customers;

•	announcements or planned introductions of new products by us or our competitors; and

•	the lengthy purchasing approval processes of our prospective customers.

      If our sales cycle unexpectedly lengthens, our ability to accurately forecast the timing of sales in a given period will be adversely affected and we may not meet our forecasts for that period.

      If we fail to develop or acquire new products or enhance our existing products to meet the needs of our existing and future customers, our sales will decline.

      To keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance, we must enhance and improve existing products and we must also continue to introduce new products and services. Any new products we develop or acquire may not be introduced in a timely manner and may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to successfully develop or acquire new products or enhance our existing products or if we fail to price our products to meet market demand, our business and operating results will be adversely affected. To date, we have focused our business on providing solutions for the enterprise staffing management market, but we may seek to expand into other markets in the future. Our efforts to expand our solutions beyond the enterprise staffing management market may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, which may harm our existing business.

      We expect to incur significant expense to develop software products and to integrate acquired software products into existing platforms to maintain our competitive position. These efforts may not result in commercially viable solutions. If we do not receive significant revenue from these investments, our business would be adversely affected. Additionally, we intend to maintain a single version of each release of our software applications that is configurable to meet the needs of our customers. Customers may require customized solutions, or features and functions that we do not yet offer and do not intend to offer in future releases, which may cause them to choose a competing solution.

      Fluctuation in the demand for temporary workers will impact the revenue associated with our Workforce OnDemand solution, which may harm our business and operating results.

      We generate revenue from our Workforce OnDemand solution based on a fixed percentage of the dollar amount invoiced for temporary labor procured and managed through this solution. We anticipate that our Workforce OnDemand solution will account for a significant portion of our revenue in future periods. If our customers’ demand for temporary workers declines, their associated spending for temporary workers will decline, and as a result, revenue associated with our Workforce OnDemand solution will decrease and our business may suffer.

      Because we recognize revenue from software subscriptions over the term of the agreement, a significant downturn in our business may not be immediately reflected in our operating results, which makes it more difficult to evaluate our prospects.

      We recognize revenue from software subscription agreements monthly over the terms of these agreements, which are typically between two and three years. As a result, a significant portion of the revenue we report in each quarter is generated from software subscription agreements entered into during previous periods. Consequently, a decline in new or renewed subscriptions in any one quarter may not impact our financial performance in that quarter, but will negatively affect our revenue in future quarters. If a number of contracts expire and are not renewed in the same quarter, our revenue would decline significantly in that quarter and subsequent quarters. In addition, we may be unable to adjust our costs in response to reduced revenue. Accordingly, the effect of significant declines in sales and market acceptance of our solutions may not be reflected in our short-term results of operations and this would make our results less indicative of our future prospects.

      If we do not compete effectively with companies offering enterprise staffing solutions, our revenue may not grow and could decline.

      We have experienced, and expect to continue to experience, intense competition from a number of companies. We compete with vendors of enterprise resource planning software, such as Oracle, PeopleSoft and SAP. We also compete with niche point solution vendors such as BrassRing, Deploy Solutions, Hire.com, Hodes iQ, Kenexa, Peopleclick, Recruitmax, Resumix, Unicru, VirtualEdge, Webhire and Workstream that offer products that compete with one or more modules in our suite of solutions. In the area of staffing solutions for temporary employees, we compete primarily with companies such as Beeline, Chimes, Elance, Fieldglass, IQNavigator, and ProcureStaff. Our competitors may announce new products, services or enhancements that better meet the price or performance needs of customers or changing industry standards. Increased competition may cause pricing pressure and loss of market share, either of which could have a material adverse effect on our business, results of operations and financial condition.

      Many of our competitors and potential competitors, especially, vendors of enterprise resource planning software, have significantly greater financial, technical, development, marketing, sales, service and other resources than we have. Many of these companies also have a larger installed base of users, longer operating histories and greater name recognition than we have. Our enterprise resource planning software competitors provide products that may incorporate capabilities in addition to staffing management, such as automated payroll and benefits. Products with such additional functionalities may be appealing to some customers because they would reduce the number of different types of software or applications used to run their business. Our niche competitors’ products may be more effective than our products at performing particular staffing management functions or may be more customized for particular customer needs in a given market. Further, our competitors may be able to respond more quickly than we can to changes in customer requirements.

      In some cases our products may need to be integrated with software provided by our existing or potential competitors. These competitors could alter their products in ways that inhibit integration with our products, or they could deny or delay access by us to advance software releases, which would restrict our ability to adapt our products to facilitate integration with these new releases and could result in lost sales opportunities. In addition, many organizations have developed or may develop internal solutions to address enterprise staffing management requirements that may be competitive with our solutions.

      Mergers of or other strategic transactions by our competitors could weaken our competitive position or reduce our revenue.

      If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future business process outsourcing, or BPO, partners, systems integrators, third-party consulting firms or other parties with whom we have relationships, thereby limiting our ability to promote our products and limiting the number of consultants available to implement our solutions. Disruptions in our business caused by these events could reduce our revenue.

      If we are required to reduce our prices to compete successfully, our margins and operating results could be adversely affected.

      The intensely competitive market in which we do business may require us to reduce our prices. If our competitors offer discounts on certain products or services we may be required to lower prices or offer our solutions at less favorable terms to us to compete successfully. Several of our larger competitors have significantly greater resources than we have and are more able to absorb short-term losses. Any such changes would likely reduce our margins and could adversely affect our operating results. Some of our competitors may provide fixed price implementations or bundle product offerings that compete with ours for promotional purposes or as a long-term pricing strategy. These practices could, over time, limit the prices that we can charge for our products. If we cannot offset price reductions with a corresponding increase in the number of sales, our margins and operating results would be adversely affected.

      If our security measures are breached and unauthorized access is obtained to customer data, customers may curtail or stop their use of our solutions, which would harm our business, operating results and financial condition.

      Our solutions involve the storage and transmission of customers’ proprietary information, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to customer data, our reputation will be damaged, our business may suffer and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of our security measures could be harmed and we could lose sales and customers.

      Defects or errors in our products could affect our reputation, result in significant costs to us and impair our ability to sell our products, which would harm our business.

      Our products may contain defects or errors, which could materially and adversely affect our reputation, result in significant costs to us and impair our ability to sell our products in the future. The costs incurred in correcting any product defects or errors may be substantial and would adversely affect our operating results. While we test our products for defects or errors prior to product release, defects or errors are also identified from time to time by our internal team and by our customers. Such defects or errors are likely to occur in the future.

      Any defects that cause interruptions to the availability of our solutions could result in:

•	lost or delayed market acceptance and sales of our products;

•	loss of customers;

•	product liability suits against us;

•	diversion of development resources;

•	injury to our reputation; and

•	increased maintenance and warranty costs.

      While our software subscription agreements typically contain limitations and disclaimers that purport to limit our liability for damages related to defects in our software, such limitations and disclaimers may not be enforced by a court or other tribunal or otherwise effectively protect us from such claims.

      Widespread market acceptance of the hosted delivery model is uncertain and if it does not continue to develop, or develops more slowly than we expect, our business may be harmed.

      The market for hosted enterprise software is new and, to a large extent, unproven, and it is uncertain whether hosted enterprise software will achieve and sustain high levels of demand and market acceptance. The overwhelming majority of our customers access and use our software as a web-based solution that is hosted by us. If the preferences of our customers change and our customers elect to host our software themselves, either upon the initiation of a new agreement or upon the renewal of an existing agreement, we would experience a decrease in revenue from hosting fees, and potentially higher costs and greater complexity in providing maintenance and support for our software. Additionally, a very limited number of our customers has the contractual right to elect to host our software themselves prior to the expiration of their subscription agreements with us. If the number of customers purchasing hosting services from us decreases, we might not be able to decrease our expenses related to hosting infrastructure in the short term if the demand for such hosting services decreases. Potential customers may be reluctant or unwilling to allow a vendor to host enterprise software or internal data on their behalf for a number of reasons, including security and data privacy concerns. If such organizations do not recognize the benefits of the hosted delivery model, then the market for our solutions may not develop at all, or may develop more slowly than we expect.

      We may lose sales opportunities if we do not successfully develop and maintain strategic relationships to sell and deliver our solutions.

      We intend to partner with BPOs that resell our staffing solution as a component of their outsourced human resource services. We currently have relationships with two of these companies, but these relationships do not yet generate significant revenue. If customers or potential customers begin to outsource their staffing functions to BPOs that do not resell our solutions, or to BPOs that choose to develop their own solutions, our business will be harmed. In addition, we have relationships with third party consulting firms, system integrators and software and service vendors who provide us with customer referrals, cooperate with us in marketing our products and provide our customers with system implementation or maintenance services. If we fail to establish new strategic relationships or expand our existing relationships, or should any of these partners fail to work effectively with us or go out of business, our ability to sell our products into new markets and to increase our penetration into existing markets may be impaired.

      If we fail to adequately manage our hosting infrastructure capacity, our existing customers may experience service outages and our new customers may experience delays in the deployment of our solution.

      We have experienced significant growth in the number of users, transactions and data that our hosting infrastructure supports. We seek to maintain sufficient excess capacity in our hosting infrastructure to meet the needs of all of our customers. We also maintain excess capacity to facilitate the rapid provisioning of new customer deployments and expansion of existing customer deployments. However, the provisioning of new hosting infrastructure requires significant lead time. If we do not accurately predict our infrastructure capacity requirements, our existing customers may experience service outages that may subject us to financial penalties, financial liabilities and customer losses. If our hosting infrastructure capacity fails to keep pace with sales, customers may experience delays as we seek to obtain additional capacity, which could harm our reputation and adversely affect our revenue growth. For example, in the first quarter of 2004 a small group of customers experienced limited delayed system response time as a result of sudden transaction volume spikes. We addressed this situation by transferring computing processing services for certain customers to our new facility in San Jose, California.

      Any significant disruption in our computing and communications infrastructure could harm our reputation, result in a loss of customers and adversely affect our business.

      Our computing and communications infrastructure is a critical part of our business operations. The vast majority of our customers access our solutions through a standard web browser. Our customers depend on us for fast and reliable access to our applications. Much of our software is proprietary, and we rely on the expertise of members of our engineering and software development teams for the continued performance of our applications. We may experience serious disruptions in our computing and communications infrastructure. Factors that may cause such disruptions include:

•	human error;

•	physical or electronic security breaches;

•	telecommunications outages from third-party providers;

•	computer viruses;

•	acts of terrorism or sabotage;

•	fire, earthquake, flood and other natural disasters; and

•	power loss.

      Although we backup data stored on our systems at least daily, our infrastructure does not currently include real-time, or near real-time, mirroring of data storage and production capacity in more than one geographically distinct location. Thus, in the event of a physical disaster, or certain other failures of our computing infrastructure, customer data from recent transactions may be permanently lost.

      We have computing and communications hardware operations located at third-party facilities with Internap in New York City and with IBM, at an Equinix facility, in California. We do not control the operation of these facilities and must rely on these vendors to provide the physical security, facilities management, and communications infrastructure services to ensure the reliable and consistent delivery of our solutions to our customers. If these third-party vendors encounter financial difficulty such as bankruptcy or other events beyond our control that cause them to fail to adequately secure and maintain their hosting facilities or provide the required data communications capacity, our customers may experience interruptions in our service or the loss or theft of important customer data.

      We have experienced system failures in the past. If our customers experience service interruptions or the loss or theft of customer data, we may be subject to financial penalties, financial liability or customer losses. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

      We must retain key employees and recruit qualified technical and sales personnel or our future success and business could be harmed.

      We believe that our success will depend on the continued employment of our senior management and other key employees, such as Louis Tetu, our chief executive officer and Jean Lavigueur, our chief financial officer. We do not maintain key man life insurance on any of our executive officers. Additionally, our continued success depends, in part, on our ability to retain qualified technical, sales and other personnel. In particular, we have recently hired a significant number of sales personnel who may take some period of time to become fully productive. We generally find it difficult to find qualified personnel with relevant experience in both technology sales and human capital management. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to retain qualified engineers with the requisite education, background and industry experience. In particular, because our research and development facilities are primarily located in Quebec we are substantially dependent on that labor market to attract qualified engineers. The loss of the services of a significant number of our engineers or sales people could be disruptive to our development efforts or business relationships. If we lose the services of one or more of our senior management or key employees, or if one or more of them decides to join a competitor or otherwise to compete with us, our business could be harmed.

      We currently derive a material portion of our revenue from international operations, and may expand our international operations but do not have substantial experience in international markets, and may not achieve the expected results.

      During the year ended December 31, 2003, revenue generated outside the United States was 15% of total revenue, with Canada accounting for 12% of total revenue. We currently have international offices in Australia, Canada, France, the Netherlands and the United Kingdom. We may expand our international operations, which will involve a variety of risks, including:

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•	differing regulations in Quebec with regard to maintaining operations, products and public information in both French and English;

•	differing labor regulations, especially in France and Quebec, where labor laws are generally more advantageous to employees as compared to the United States;

•	more stringent regulations relating to data privacy and the unauthorized use of, or access to, commercial and personal information, particularly in Europe and Canada;

•	greater difficulty in supporting and localizing our products;

•	changes in a specific country’s or region’s political or economic conditions;

•	challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	limited or unfavorable intellectual property protection; and

•	restrictions on repatriation of earnings.

      We have limited experience in marketing, selling and supporting our products and services abroad. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

      Fluctuations in the exchange rate of foreign currencies could result in currency transactions losses, which could harm our operating results and financial condition.

      We currently have foreign sales denominated in the Canadian dollar, Australian dollar, euro, New Zealand dollar and Swiss franc, and may in the future have sales denominated in the currencies of additional countries in which we establish or have established sales offices. In addition, we incur a substantial portion of our operating expenses in Canadian dollars and, to a much lesser extent, other foreign currencies. We also have a loan facility denominated in Canadian dollars. Any fluctuation in the exchange rate of these foreign currencies may negatively impact our business, financial condition and operating results. For example, in 2003, the Canadian dollar increased in value by approximately 12% over the U.S. dollar on an average annual basis. This change resulted in a net decrease to our earnings of $1.5 million. This decrease was comprised of increased revenues of $0.6 million, offset by $0.6 million of additional cost of sales and incremental operating expenses of $1.5 million. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets.

      If we fail to adequately protect our proprietary rights, our competitive advantage could be impaired and we may lose valuable assets, experience reduced revenue and incur costly litigation to protect our rights.

      Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. We have no issued or pending patents and do not rely on patent protection. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our licensed products may be unenforceable under the laws of certain jurisdictions and foreign countries in which we operate. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase.

      We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management resources, either of which could seriously harm our business.

      Our results of operations may be adversely affected if we are subject to a protracted infringement claim or a claim that results in a significant damage award.

      We expect that software product developers, such as ourselves, will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Our competitors or other third parties may challenge the validity or scope of our intellectual property rights. A claim may also be made relating to technology that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	require costly litigation to resolve and the payment of substantial damages;

•	require significant management time;

•	cause us to enter into unfavorable royalty or license agreements;

•	require us to discontinue the sale of our products;

•	require us to indemnify our customers or third-party service providers; or

•	require us to expend additional development resources to redesign our products.

      We may also be required to indemnify our customers and third-party service providers for third-party products that are incorporated into our products and that infringe the intellectual property rights of others. Although many of these third parties are obligated to indemnify us if their products infringe the rights of others, this indemnification may not be adequate.

      In addition, from time to time there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. We use open source software in our products and may use more open source software in the future. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our products.

      We employ technology licensed from third parties for use in or with our solutions, and the loss or inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

      We include in the distribution of our solutions certain technology obtained under licenses from other companies, such as Oracle for database software, Business Objects for reporting software and webMethods for integration software. We anticipate that we will continue to license technology and development tools from third parties in the future. Although we believe that there are commercially reasonable software alternatives to the third-party software we currently license, this may not always be the case or we may license third-party software that is more difficult or costly to replace than the third party software we currently license. In addition, integration of our products with new third-party software may require significant work and require substantial allocation of our time and resources. Also, to the extent our products depend upon the successful operation of third-party products in conjunction with our products, and therefore any undetected errors in these third-party products could prevent the implementation or impair the functionality of our products, delay new product introductions and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which could result in higher costs.

      If we fail to develop our brand cost-effectively, our customers may not recognize our brand and we may incur significant expenses, which would harm our business and financial condition.

      In March 2004 we changed our name from Recruitsoft, Inc. to Taleo Corporation. Our existing customers and business partners may not recognize our new brand. We may need to incur substantial expense and it may require more time than we anticipate before our new name gains broad recognition within our industry. We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future solutions and is an important element in attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market intensifies. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful solutions at competitive prices. In the past, our efforts to build our brand have involved significant expense, and we expect to increase that expense in connection with our re-branding process. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

      Failure to implement the appropriate controls and procedures to manage our growth could harm our growth, business, operating results and financial condition.

      We are currently experiencing a period of rapid growth in our operations, which has placed, and will continue to place, a significant strain on our management, administrative, operational, technical and financial infrastructure. We have increased our employee base from 345 on December 31, 2002, to 479 on December 31, 2003, and to 532 at March 31, 2004. To manage our growth, we will need to continue to improve our operational, financial and management processes and controls and our reporting systems and procedures. This effort may require us to make significant capital expenditures or incur significant expenses, and divert the attention of our personnel from our core business operations, any of which may adversely affect our financial performance. If we fail to successfully manage our growth, our business, operating results and financial condition will be adversely affected.

      Failure to effectively manage our customer deployments could increase our expenses and cause customer dissatisfaction.

      Enterprise deployments of our products require a substantial understanding of our customers’ businesses, and the resulting configuration of our solutions to their business processes and integration with their existing systems. It may be difficult for us to manage the timeliness of these deployments and the allocation of personnel and resources by us or our customers. In certain situations we also work with third-party service providers in the deployment of our solutions and we may experience difficulties managing such third parties. Failure to successfully manage customer deployments by us or our third-party service providers could harm our reputation and cause us to lose existing customers, face potential customer disputes or limit the rate at which new customers purchase our solutions.

      Acquisitions and investments present many risks, and we may not realize the anticipated financial and strategic goals for any such transactions which would harm our business, operating results and financial condition.

      We have made, and may continue to make, acquisitions or investments in companies, products, services and technologies to expand our product offerings, customer base and business. For example, in October 2003, we acquired White Amber, Inc., a privately-held company that provided a temporary staffing solution, which we introduced as our Workforce OnDemand solution. Such acquisitions and investments involve a number of risks, including the following:

•	we may find that we are unable to achieve the anticipated benefits from our acquisitions;

•	we may have difficulty integrating the operations and personnel of the acquired business, and may have difficulty retaining the key personnel of the acquired business;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations;

•	we may have difficulty incorporating the acquired technologies or products, including our Workforce OnDemand solution, into our existing code base;

•	there may be customer confusion regarding the positioning of acquired technologies or products;

•	we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;

•	we may have difficulty retaining the acquired business’ customers; and

•	we may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

      For example, with respect to our acquisition of White Amber, we expended significant management time in attending to integration activities relating to employee relations and benefits matters, integration of product pricing, and the consolidation of other infrastructure to common systems. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

      The consideration paid in connection with an investment or acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering, to consummate any acquisition. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs or purchase accounting adjustments and restructuring charges. They may also result in goodwill and other intangible assets which may be subject to future impairment charges or ongoing amortization costs.

      Unfavorable economic conditions and reductions in information technology spending could limit our ability to grow our business.

      Our operating results may vary based on the impact of changes in global economic conditions on our customers. The revenue growth and profitability of our business depends on the overall demand for enterprise application software and services. We sell our solutions primarily to large organizations whose businesses fluctuate with general economic and business conditions. As a result, a softening of demand for enterprise application software and services, and in particular enterprise staffing management solutions, caused by a weakening global economy may cause a decline in our revenue. Historically, economic downturns have resulted in overall reductions in corporate information technology spending. In the future, potential customers may decide to reduce their information technology budgets by deferring or reconsidering product purchases, which would negatively impact our operating results.

      Our reported financial results may be adversely affected by changes in generally accepted accounting principles.

      Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the Securities and Exchange Commission, or SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our historical or projected financial results.

      For example, we currently are not required to record stock-based compensation charges if the employee’s stock option exercise price is equal to or exceeds the deemed fair value of the underlying security at the date of grant. However, several companies have recently elected to change their accounting policies and begun to record the fair value of stock options as an expense. Although the standards have not been finalized and the timing of a final statement has not been established, the FASB has announced its support for recording expense for the fair value of stock options granted. If we were required to change our accounting policy in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” our cost of revenue and operating expenses would have increased by approximately $1.3 million for 2003.

      If tax benefits currently available under the tax laws of Quebec are reduced or repealed, our business could suffer.

      The majority of our research and development activities are conducted through our Canadian subsidiary, Recruitsoft (Canada) Corporation Inc. We participate in a government program in Quebec that provides investment credits based upon qualifying research and development expenditures. These expenditures primarily consist of the salaries for the persons conducting research and development activities. We have participated in the program for five years, and expect that we will continue to receive these investment tax credits through September 2008. In 2003, we recorded a $2.0 million reduction in our research and development expenses as a result of this program. We anticipate the continued reduction of our research and development expenses through 2008. If these investment tax benefits are reduced or eliminated, our financial condition and operating results may be adversely impacted.

      Evolving regulation of the Internet may increase our expenditures related to compliance efforts, which may adversely affect our financial condition.

      As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. We are particularly sensitive to these risks because the Internet is a critical component of our business model. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for solutions accessed via the Internet and restricting our ability to store, process and share data with our customers via the Internet. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of internet-based services, which could harm our business.

      Current and future litigation against us could be costly and time consuming to defend.

      We are regularly subject to legal proceedings and claims that arise in the ordinary course of business. For example, on October 1, 2002, Bernard Hodes Group filed a lawsuit against us alleging that we failed to pay referral fees for Bernard Hodes Group’s introduction of clients to us. The complaint seeks damages in an amount equal to thirty percent of all revenue following the first year of execution of a contract and twenty percent thereafter from certain customers allegedly referred to us by Bernard Hodes Group. We have filed counterclaims for misappropriation of trade secrets, unfair competition, breach of duty, and breach of contract arising from Bernard Hodes Group’s allegedly unauthorized use of our proprietary information and the introduction of a competing product. The Hodes litigation or any other litigation may result in substantial costs and may divert management’s attention and resources, which may seriously harm our business, financial condition, operating results and cash flows. For more information regarding our current legal proceedings, please see the information under the section entitled “Business — Legal Proceedings” contained elsewhere in this prospectus.

Risks Related to the Securities Markets and Ownership of our Class A Common Stock

      Our stock price is likely to be volatile and could decline following this offering, resulting in a substantial loss on your investment.

      Prior to this offering, there has not been a public market for our Class A common stock. An active trading market for our Class A common stock may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. In addition, the initial public offering price has been determined through negotiations among us, the selling stockholders and the representatives of the underwriters and may bear no relationship to the price at which the Class A common stock will trade upon the completion of this offering. The stock market in general, and the market for technology-related stocks in particular, has been highly volatile. As a result, the market price of our Class A common stock is likely to be similarly volatile, and investors in our Class A common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our Class A common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus and others such as:

•	our operating performance and the performance of other similar companies;

•	the overall performance of the equity markets;

•	developments with respect to intellectual property rights;

•	publication of unfavorable research reports about us or our industry or withdrawal of research coverage by securities analysts;

•	speculation in the press or investment community;

•	terrorist acts; and

•	announcements by us or our competitors of significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments.

      Our principal stockholders will have a controlling influence over our business affairs and may make business decisions with which you disagree and which may adversely affect the value of your investment.

      After this offering, it is anticipated that, based on share ownership as of March 31, 2004, including shares issuable upon exercise of outstanding options and warrants exercisable within 60 days of March 31, 2004, our officers, directors, major stockholders and their affiliates will beneficially own or control, directly

or indirectly,            shares of our Class A common stock, which in the aggregate will represent approximately      % of the outstanding shares of Class A common stock, or           % if the underwriters’ over-allotment option is exercised in full. As a result, if some of these persons or entities act together, they will have the ability to control matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws and the approval of any business combination. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares.

      Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a relatively longer period, they may be more interested in selling our company to an acquiror than other investors or may want us to pursue strategies that deviate from the interests of other stockholders.

      There may be sales of a substantial number of shares of our Class A common stock after this offering, which could cause our Class A common stock price to decline significantly.

      Additional sales of our Class A common stock in the public market after this offering, or the perception that such sales could occur, could cause the market price of our Class A common stock to decline. Upon the completion of this offering, we will have                      shares of Class A common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. The                      shares to be sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended. Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters or us that restrict their ability to transfer their stock for 180 days from the date of this prospectus. After the lock-up agreements expire approximately           additional shares will be eligible for sale in the public market, subject in most cases to the limitations of either Rule 144 or Rule 701 under the Securities Act of 1933.

      In addition, Citigroup, on behalf of the underwriters, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the public market at earlier dates. Sales of Class A common stock by existing stockholders in the public market, the availability of these shares for sale, our issuance of securities or the perception that any of these events might occur could materially and adversely affect the market price of our Class A common stock. In addition, the sale of these shares by these stockholders could impair our ability to raise capital through the sale of additional stock.

      As a new investor, you will incur immediate and substantial dilution as a result of this offering.

      The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding Class A common stock. As a result, investors purchasing Class A common stock in this offering will incur immediate dilution of $           per share, based on an assumed initial public offering price of $           per share, and new investors will own      % of our outstanding Class A common stock. This dilution is due in large part to earlier investors having generally paid substantially less than the initial public offering price when they purchased their shares. In addition, the exercise of outstanding options and warrants will, and future equity issuances may, result in further dilution to investors. Assuming the exercise in full of all of our employee stock options and warrants as of March 31, 2004, investors purchasing Class A common stock in this offering would incur immediate dilution of $           per share, based on an assumed initial public offering price of $           per share, and would own           % of our outstanding Class A common stock.

      We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our Class A common stock.

      We could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return. We plan to use the net proceeds from this offering for general corporate purposes, which may include expansion of our sales and marketing and research and development efforts, payment of indebtedness, working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies. Until we use the proceeds of this offering, we plan to invest the net proceeds in interest-bearing, investment-grade or government securities, which may not yield a favorable rate of return. If we do not invest or apply the proceeds of this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

      We may need to raise additional capital, which may not be available, which would adversely affect our ability to operate our business.

      We expect that the net proceeds from this offering, together with our other capital resources, including income from our operations, will be sufficient to meet our working capital and capital expenditure needs for the foreseeable future. If we need to raise additional funds due to unforseen circumstances or material expenditures, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and any additional financings could result in additional dilution to our existing stockholders. If we need additional capital and cannot raise it on acceptable terms, we may not be able to meet our business objectives, our stock price may fall and you may lose some or all of your investment.

      Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

      Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition, our board of directors has staggered terms, which means that replacing a majority of our directors would require at least two annual meetings. The acquiror would also be required to provide advance notice of its proposal to replace directors at any annual meeting, and will not be able to cumulate votes at a meeting, which will require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

      Our board of directors also has the ability to issue preferred stock that could significantly dilute the ownership of a hostile acquiror. In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% or greater stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

      The requirements of being a public company might strain our resources, which may adversely affect our business and financial condition.

      As a public company, we will be subject to a number of additional requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the listing standards of The Nasdaq Stock Market, Inc. These requirements might place a strain on our systems and resources. The Securities Exchange Act of 1934 requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention might be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, and operating results. In addition, we might need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and we might not be able to do so in a timely fashion. The listing standards of the Nasdaq Stock Market require, among other things, that within a year of the date of this offering all of the members of committees of our board of directors, including our audit committee, consist of independent directors. We might not be able to retain our independent directors, or attract new independent directors, for our committees.

      Holders of our Class B common stock vote with our Class A common stock, which dilutes the voting power of our Class A common stockholders.

      24,229,762 shares of our Class B common stock are held by holders of our exchangeable shares in order to allow them voting rights in Taleo without having to exchange their shares and suffer the corresponding Canadian tax consequences. These shares vote as a class with our Class A common stock and, upon exchange of the exchangeable shares for Class A common stock, will be redeemed one for one. Therefore, approximately 24.6% of the voting power of our outstanding shares as of March 31, 2004, is held by the Class B common stockholders and will continue to be held by them until they decide to exchange their exchangeable shares. Accordingly, our Class B common stock constitutes, and is expected to continue to constitute, a significant portion of the shares entitled to vote on all matters requiring approval by our stockholders.

FORWARD-LOOKING STATEMENTS

      We have made statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “forecasts,” “projects,” “predicts,” “intends,” “potential,” “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.”

      Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We undertake no obligation to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of                      shares of Class A common stock by us in this offering will be approximately $           million ($           million if the underwriters’ over-allotment option is exercised in full), based on an assumed initial public offering price of $           per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from sale of the shares by the selling stockholders.

      We intend to use the net proceeds of the offering for general corporate purposes, which may include expansion of our sales and marketing and research and development efforts, payment of indebtedness, working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies. We expect to invest approximately $6.0 million in capital expenditures in 2004, primarily to acquire additional hosting infrastructure. We have no present commitments or agreements with respect to any acquisition or investment. Pending their application, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities or government securities. Our management will retain broad discretion in the allocation of the net proceeds of this offering. The amounts we actually spend will depend on a number of factors, including the amount of our future revenue and other factors described elsewhere in this prospectus.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future.

CAPITALIZATION

      The following table summarizes our capitalization as of March 31, 2004:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to (a) the automatic conversion of our outstanding stock into Class A common stock, including accreted dividends, (b) the exercise of warrants to purchase 2,917,030 shares of Class A common stock and (c) our receipt of the estimated net proceeds from the sale of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

      You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the notes to those financial statements and “Description of Capital Stock.”

	As of March 31, 2004

		Pro Forma
	Actual	as adjusted

	(in thousands)
Long-term debt, less current portion	$1,287
Convertible preferred stock; par value, $0.00001 per share; 79,383,696 shares authorized, and 69,870,095 shares issued and outstanding, actual; no shares issued and outstanding, pro forma as adjusted	47,316
Redeemable common stock; par value, $0.00001 per share; 24,229,762 shares authorized, issued, and outstanding, actual; 24,229,762 shares authorized, issued, and outstanding, pro forma as adjusted	—
Stockholders’ deficit:
Common stock; par value, $0.00001 per share; 250,000,000 shares authorized; 306,322 shares issued and outstanding, actual; shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	6,092
Accumulated deficit	(41,959)
Deferred compensation	(192)
Accumulated other comprehensive income	715

Total stockholders’ deficit	(35,344)

Total capitalization	$13,259

      The number of shares of Class A common stock to be outstanding after the offering is based on 77,229,936 shares of Class A common stock outstanding on March 31, 2004, and excludes:

•	17,578,734 shares of Class A common stock issuable upon exercise of outstanding options at a weighted average exercise price of $0.73 per share;

•	2,201,735 shares of Class A common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.47 per share; and

•	additional shares of Class A common stock available for future issuance under our existing stock option plans and our stock option plan adopted in connection with this offering.

      The table does not assume the exchange of our outstanding exchangeable shares of our subsidiary, 9090-5415 Quebec Inc. or the corresponding redemption of our Class B common stock in either the actual or pro forma as adjusted columns.

DILUTION

      Our pro forma net tangible book value as of March 31, 2004, was approximately $           million, or approximately $           per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of Class A common stock outstanding, after giving effect to the automatic conversion of our preferred stock into Class A common stock upon consummation of this offering and the exchange of all of the outstanding exchangeable shares of 9090-5415 Quebec Inc. into our Class A common stock and the corresponding one-for-one redemption of our Class B common stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of Class A common stock in this offering and the pro forma net tangible book value per share of Class A common stock immediately after the completion of this offering. After giving effect to the sale of the shares of Class A common stock offered by us at an assumed initial public offering price of $           per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2004, would have been approximately $           million, or $           per share of Class A common stock. This represents an immediate increase in pro forma net tangible book value of $           per share to existing stockholders and an immediate dilution of $           per share to new investors purchasing shares of our Class A common stock at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2004	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to investors in this offering		$

      Dilution is determined by subtracting the pro forma net tangible book value per share after the offering from the assumed initial public offering price per share.

      The following table sets forth, on a pro forma basis, as of March 31, 2004, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors at an assumed initial public offering price of $           per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

Total
	Shares Purchased		Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$
New investors					$

Total		100%	$	100%

      If the underwriters exercise their over-allotment option in full, the percentage of shares held by existing stockholders will decrease to      % of the total shares outstanding, and the number of shares held by new investors will increase to                     , or      % of the total shares outstanding.

      The foregoing discussion and tables are based upon the number of shares issued and outstanding on March 31, 2004, and assume no exercise of options and warrants outstanding as of March 31, 2004. As of that date, there were 17,578,734 shares of our Class A common stock issuable upon exercise of options outstanding at a weighted average exercise price of $0.73 per share and 5,118,765 shares of our Class A common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $0.98 per share. Assuming the exercise in full of all the outstanding options and warrants, as adjusted pro forma net tangible book value as of March 31, 2004, would be $           per share, representing an immediate increase in the net tangible book value of $           per share to our existing stockholders and an immediate decrease in the net tangible book value of $           per share to purchasers of our Class A common stock in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements included in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2003 and 2004, and the selected consolidated balance sheet data as of March 31, 2004, are derived from our unaudited consolidated financial statements included in this prospectus. The consolidated statement of operations data for the period from inception (May 25, 1999) to December 31, 1999 and the year ended December 31, 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 are derived from audited consolidated financial statements not included in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

	Period from
	Inception					Three Months
	(May 25, 1999)	Year Ended December 31,				Ended March 31,
	to December 31,
	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Consolidated Statement of Operations Data(1):
Revenue:
Application	$163	$1,405	$7,827	$20,753	$36,029	$7,791	$11,285
Consulting	4	827	4,720	7,635	7,606	1,611	2,115

Total revenue	167	2,232	12,547	28,388	43,635	9,402	13,400
Cost of revenue:
Application	203	303	1,719	3,987	7,670	1,451	3,055
Consulting	37	1,781	4,655	6,504	6,462	1,646	2,056

Total cost of revenue	240	2,084	6,374	10,491	14,132	3,097	5,111
Gross profit	(73)	148	6,173	17,897	29,503	6,305	8,289
Operating expenses:
Sales and marketing	1,478	9,446	11,211	12,205	14,767	3,542	4,678
Research and development	642	2,670	4,608	6,460	10,998	2,169	4,366
General and administrative	626	1,335	1,545	3,372	4,726	754	1,431
Charge for in-process research and development	—	—	—	—	150	—	—

Total operating expenses	2,746	13,451	17,364	22,037	30,641	6,465	10,475
Loss from operations	(2,819)	(13,303)	(11,191)	(4,140)	(1,138)	(160)	(2,186)
Other income (expense):
Interest income	4	123	565	137	83	22	26
Interest expense	(16)	(78)	(186)	(109)	(152)	(22)	(85)
Other income (expense), net	(255)	1,325	68	(39)	(269)	(117)	(59)

Total other income (expense)	(243)	1,370	447	(11)	(338)	(117)	(118)
Net loss before provision for income taxes	(3,062)	(11,933)	(10,744)	(4,151)	(1,476)	(277)	(2,304)
Provision for income taxes	—	132	—	—	89	—	—

Net loss	(3,062)	(12,065)	(10,744)	(4,151)	(1,565)	(277)	(2,304)
Accretion of dividends and issuance costs on preferred stock	—	—	(2,202)	(2,326)	(2,419)	(509)	(687)

Net loss attributable to common stockholders	$(3,062)	$(12,065)	$(12,946)	$(6,477)	$(3,984)	$(786)	$(2,991)

Net loss attributable to common stockholders per share — basic and diluted	$(0.13)	$(0.50)	$(0.53)	$(0.27)	$(0.16)	$(0.03)	$(0.12)

	Period from
	Inception					Three Months
	(May 25, 1999)	Year Ended December 31,				Ended March 31,
	to December 31,
	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Unaudited pro forma net loss available to common stockholders per share — basic and diluted(2)					$(0.02)		$(0.03)

Weighted average shares:
Basic and diluted	24,195	24,239	24,249	24,267	24,378	24,317	24,485

Unaudited pro forma basic and diluted(2)					90,015		99,885

	As of December 31,					As of
						March 31,
	1999	2000	2001	2002	2003	2004

	(in thousands)
Consolidated Balance Sheet Data(1):
Cash and cash equivalents	$733	$627	$12,631	$8,964	$18,194	$10,474
Working capital (deficit)	(2,054)	(2,308)	11,599	6,676	2,395	973
Total assets	1,794	4,355	21,121	20,162	41,986	34,175
Long-term debt	50	210	211	77	216	1,287
Total preferred stock	—	10,000	35,985	38,311	46,629	47,316
Total stockholders’ deficit	(1,676)	(11,066)	(24,215)	(30,031)	(32,447)	(35,344)

(1)	We acquired White Amber, Inc. in October 2003. Our consolidated statement of operations and balance sheet data include the results of White Amber only for periods subsequent to October 21, 2003. See Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 1 of the Notes to Consolidated Financial Statements for additional information regarding our acquisition of White Amber.

(2)	See Note 12 of the Notes to Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

      We are a leading provider of enterprise staffing management solutions that enable large enterprises to establish, automate and manage worldwide staffing processes for professional, hourly and temporary employees.

      We provide a suite of ten modular solutions which we call the Taleo Enterprise Staffing Management Suite. Our revenue is earned through fees charged for accessing these solutions and for consulting services provided in connection with the solutions.

      We were incorporated under the laws of the state of Delaware in May 1999. Our revenue has grown annually, from $12.5 million to $28.4 million to $43.6 million in 2001, 2002 and 2003, respectively. Our revenue growth has been primarily organic, with the exception of $1.5 million in revenue following our October 2003 acquisition of White Amber, Inc. Our operating results include those of White Amber only for periods subsequent to October 21, 2003. See Note 1 of the Notes to Consolidated Financial Statements for additional information regarding our acquisition of White Amber. For the three months ended March 31, 2004, we had total revenue of $13.4 million.

      We incurred net losses of $10.7 million, $4.2 million, and $1.6 million in 2001, 2002 and 2003, respectively. Included in the 2003 losses is $0.8 million of net losses attributable to our acquisition of White Amber. For the three months ended March 31, 2004, we incurred a net loss of $2.3 million. From inception through March 31, 2004 we generated aggregate net losses of $33.9 million. We have funded these losses primarily through $35.2 million in net proceeds raised primarily from venture capital investors.

      We intend to increase revenue and control expense levels to balance our growth and profitability objectives. In order to increase our revenue, we intend to sell our solutions to both new and existing customers by expanding our investment in sales and marketing. In particular, we anticipate that new sales through our strategic partnerships with business process outsourcing, or BPO, providers will be a growing component of our revenue base. As we strive to continue our growth, we are also focusing our efforts on managing costs in order to achieve economies of scale.

      Our ability to achieve our goals could be impacted by global factors such as economic conditions, changes in software spending, employment trends including unemployment rates, workforce mix preferences and changes in the supply and demand for professional, hourly and temporary workers, and by factors specific to our industry such as our ability to capitalize on trends in business process outsourcing, mergers and acquisitions of potential competitors or other competitive pressures.

      We plan to continue to invest in our business by hiring additional personnel, particularly in sales and marketing; expanding our domestic and international selling and marketing activities; increasing our research and development activities to enhance our existing product offerings and develop new products and technologies; making continued investments in our application hosting architecture; and expanding our operational infrastructure and financial systems to manage a growing business.

Sources of Revenue

      We derive our revenue from two sources: application revenue and consulting revenue. Application revenue accounted for 62%, 73% and 83% of our total revenue in 2001, 2002 and 2003, respectively. For the three months ended March 31, 2004, application revenue comprised 84% of total revenue. Revenue is driven primarily by the number of customers that use our solutions and the price of these solutions. None of our customers accounted for more than 10% of our revenue in any year. We market our solutions primarily through direct sales efforts and to a lesser extent, through partners who include our solutions in business process outsourcing offerings that they provide to their customers.

      Our application revenues are derived primarily from subscription agreements that expire between two and three years from their initial contract date, although new terms for application agreements signed in 2003 ranged from one to five years. Our customers have no obligation to renew their subscriptions after the expiration of the initial term of their agreements, although our customer renewal rates have been very high. If a number of contracts expire and are not renewed in the same quarter, our revenue would decline significantly in that quarter and subsequent quarters. We have also over our history signed four perpetual license agreements for which the application portion of the revenue associated with such agreements was recognized ‘up-front’. The percentage of application revenue recognized ‘up-front’ for these four licenses was 0%, 4% and 7% of application revenues in 2001, 2002 and 2003, respectively.

      In 2003, we derived 85% of our total revenue from customers in the United States, 12% from customers in Canada and the remaining 3% from customers in Europe and Asia/ Pacific. For the three months ended March 31, 2004, we derived 87% of our total revenue from customers in the United States, 9% from customers in Canada and the remaining 4% from customers in Asia/ Pacific and Europe. The geographic location is based on the location of the contracting party. Our customers’ actual users of the application may reside in countries other than those reflected here. Our contracts are generally denominated in local currencies.

Application Revenue

      Application revenue is generally comprised of fees from customers accessing our products, including application fees, hosting fees, and maintenance fees. The majority of our application revenue is recognized monthly over the life of the application agreement, based on a stated, fixed-dollar amount. Revenue associated with our Workforce OnDemand solution is recognized based on a fixed contract percentage of the dollar amount invoiced for contingent labor through use of the application.

      As we have continued to grow our customer base we have been able to increase the average length of our application agreements with our customers. The average term of our application agreements signed with new customers in 2003 was approximately three years, although terms for application agreements signed in 2003 ranged from one to five years. In 2001 the average term of an agreement with a new customer was approximately two years. Many of the agreements that we entered into with our customers in the first few years since our inception in 1999 had terms of two years or less. Accordingly we have experienced one renewal cycle with many of our customers. Our customer renewal rates have been very high.

      Application agreements entered into in 2002 and 2003 are generally non-cancelable, or contain significant penalties for early cancellation; though customers typically have the right to terminate their contracts for cause if we fail to perform our material obligations. In contrast, many of our application agreements signed prior to 2002 often contained a right for our customers to cancel their agreement with us at will with a short notice period, and some of these contracts have been renewed on similar terms. The application agreements that we assumed in connection with our acquisition of White Amber generally provide our customers a right to cancel their agreement with us at will with a short notice period, and with no significant penalties.

      We generally invoice our customers for application fees in quarterly or annual installments and typical payment terms provide that our customers pay us within 30 to 60 days of invoice. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue, or revenue, depending on whether the revenue recognition criteria have been met.

      Since inception, we have signed four perpetual license agreements for which the application portion of the revenue associated with such agreements was recognized ‘up-front’, three of which were recognized in 2003 and one of which was recognized in 2002. The ‘up-front’ recognition of the application license portion of these agreements totaled $3.6 million, and represented less than 10% of our total revenue in any given year. In the future we may sign additional application arrangements that require ‘up-front’ recognition for the application license portion of the arrangement. We cannot accurately predict the timing or amount of these arrangements, but we do not expect the number of arrangements for which revenue is recognized in this manner to increase significantly from our past experience.

     Consulting Revenue

      Consulting revenue consists primarily of fees associated with business process re-engineering, change management, application configuration, and education and training services. Our consulting engagements are typically billed on a time and materials basis, although a lesser number of our engagements are priced on a fixed fee basis. For those contracts structured on a fixed fee basis, we recognize the revenue proportionally to the performance of the services, or the attainment of defined milestones, if later. The majority of consulting revenue is associated with services provided for a three to six month period directly following the signing of a new software subscription agreement. From time to time, certain of our consulting projects are subcontracted to third parties when our internal resources are insufficient or more effectively deployed elsewhere, although there are no specific functions which require outsourcing. Our customers may also elect to utilize unrelated third parties for the types of consulting services that we offer. Our typical consulting contract provides for payment within 30 to 60 days of invoice.

Cost of Revenue and Operating Expenses

Cost of Revenue

      Cost of application revenue primarily consists of expenses related to hosting our application and providing support, including depreciation expense associated with computer equipment. We allocate overhead such as rent and occupancy charges, employee benefit costs and depreciation expense to all departments based on employee count. As such, overhead expenses are reflected in each cost of revenue and operating expense category. We currently deliver our solutions from two primary data centers that host the applications for all but two of our customers who have elected to deploy our application on their own infrastructure. The two facilities that house our hosting infrastructure are owned and managed by two unrelated third party vendors, and are located in California and New York. We also are in the process of migrating infrastructure from two additional facilities currently used to deliver our Workforce OnDemand solution to our primary data centers. Beginning in the fourth quarter of 2003, cost of application revenue also included the amortization of intangible assets associated with our acquisition of White Amber. Amortization of these intangible assets will continue on a straight line basis through October 2006 at an annualized rate of $0.9 million.

      Cost of consulting revenue consists primarily of employee related costs associated with these services and allocated overhead. The cost associated with providing consulting services is significantly higher as a percentage of revenue than for our application revenue, primarily due to labor costs. We also subcontract to third parties for a portion of these consulting services. To the extent that our customer base grows, we intend to continue to invest additional resources in our consulting services. The timing of these additional expenses could affect our cost of revenue, both in dollar amount and as a percentage of revenue, in a particular quarterly or annual period.

Sales and Marketing

      Sales and marketing expenses consist primarily of salaries and related expenses for our sales and marketing staff, including commissions, marketing programs, and allocated overhead. Marketing programs include advertising, events, corporate communications, and other brand building and product marketing expenses. As our business grows, we plan to continue to increase our investment in sales and marketing by adding personnel, building our relationships with partners, expanding our domestic and international selling and marketing activities, building brand awareness, and sponsoring additional marketing events. We expect that our sales and marketing expenses will increase in dollar amount as a result of these investments.

Research and Development

      Research and development expenses consist primarily of salaries and related expenses and allocated overhead. Our expenses are net of the tax credits we receive from the government in Quebec. We account for software development costs under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Accordingly, we capitalize certain software development costs after technological feasibility of the product has been established. Such costs have been immaterial to date, and accordingly, no costs have been capitalized in 2001, 2002, 2003 or to date in 2004. We have historically focused our research and development efforts on increasing the functionality and enhancing the ease of use and quality of our applications, as well as developing new products and enhancing our infrastructure. We expect research and development expenses will increase in dollar amount as we upgrade our existing applications and develop new technologies. We expect our research and development expenses as a percentage of total revenue to increase at least through the end of 2004, although in the long term we expect research and development expenses to decrease as a percentage of total revenue.

General and Administrative

      General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, human resource, legal and management information systems personnel; professional fees; other corporate expenses; and allocated overhead. We expect that the amount of general and administrative expenses will increase in dollar amount as we add personnel and incur additional professional fees and insurance costs related to the growth of our business and to our operations as a public company.

Critical Accounting Policies

      Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation of our financial condition or results of operations will be affected.

      In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Our management has reviewed these critical accounting policies, our use of estimates and the related disclosures with our audit committee. See Note 2 of the Notes to Consolidated Financial Statements, included elsewhere in this prospectus, for a further description of our accounting policies.

Revenue Recognition

      Our application revenue is recognized when all of the following conditions have been satisfied: (a) there is persuasive evidence of an agreement, (b) delivery of services or products have been provided to the customer, (c) the amount of our the fees payable to us from our customers is fixed or determinable, and (d) the collection of our fees are probable. The majority of our application revenue is recognized monthly over the life of the application agreement, based on stated, fixed-dollar amount contracts with our customers. Our revenue associated with our Workforce OnDemand solution is recognized based on a fixed, contracted percentage of the dollar amount invoiced for contingent labor through use of the application, and is recorded on a net basis under the provisions of the Emerging Issues Task Force, or EITF, No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” as we are not the primary obligor under the arrangements, the percentage earned by us is typically fixed, and we do not take credit risk. We have historically signed four perpetual license agreements for which the application portion of the revenue associated with such agreements was recognized ‘up-front’ in accordance with the American Institute of Certified Public Accountants Statement of Position, or SOP, No. 97-2, as amended by SOP No. 98-4 and SOP No. 98-9, as well as the various interpretations and clarifications of those statements.

      Consulting revenue is accounted for separately from our application revenue because these consulting services have value to the customer that is independent of our applications. Additionally, we have objective evidence of the fair value of these consulting services. Our consulting engagements are typically billed on a time and materials basis, although a lesser number of our consulting and implementation engagements are priced on a fixed-fee basis. For those contracts structured on a fixed fee basis, we recognize the revenue proportionally to the performance of the services, utilizing milestones if present in the arrangement or hours incurred if milestones are not present. Our management uses its judgment concerning the estimation of the total costs to complete these fixed-fee contracts, considering a number of factors including the complexity of the project, and the experience of the personnel that are performing the services.

Stock-Based Compensation

      We account for employee and director stock option grants using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” which does not require the recognition of compensation expense for options granted to employees and directors with exercise prices equal to, or greater than, the fair value of the stock at the date of grant. The fair market value of our common stock was determined by our board of directors by considering a number of factors, including our operating performance, significant events in our history, issuances of convertible preferred stock, the liquidation preferences of our preferred stock, and trends in the broad market for stocks of technology companies.

      All stock options have been issued with exercise prices at or above fair market value of our common stock, determined as described above, excluding the options to purchase shares of our Series D preferred stock issued in connection with our acquisition of White Amber. There have been two events in our history that have caused us to take stock-based compensation charges. In 2002, we modified previously granted awards resulting in a compensation charge of $0.6 million. In October 2003, in connection with the acquisition of White Amber, certain members of White Amber management were granted options with an exercise price that was less than the fair value of the underlying stock at the date of grant. The total deferred compensation based on the number of shares and the price of the options as compared to the fair market value was $0.4 million; this amount is being amortized over the vesting period of the options; this vesting period has, or will, require charges against earnings of $0.1 million in 2003, $0.2 million in 2004 and the remaining $0.1 million from 2005 through 2007.

      During 2001 and 2003, we awarded stock options to purchase 12,000 and 10,000 shares, respectively, of Class A common stock to certain of our consultants. The stock options have an exercise price of $0.50 per share and ten-year terms from their issue dates. The options issued in 2001 are subject to a vesting period of three years and were fully vested in January 2004. The options issued in 2003 are subject to a vesting period of four years and will be fully vested in February 2007. The awards are being accounted for in accordance with EITF 96-18.

      SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended, requires the disclosure of pro forma information about net loss as if we had accounted for our stock options under the fair-value method. For purposes of pro forma disclosures, the estimated fair value of options (as determined using the Black-Scholes option-pricing model) is amortized to pro forma expense over the vesting period of the option. The Black-Scholes option valuation model requires the input of highly subjective assumptions including the expected life of the options and our expected stock price volatility. Therefore, the estimated fair value of our employee stock options could vary significantly as a result of the changes in the assumptions used. See Note 2 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Goodwill, Other Intangible Assets and Long-Lived Assets

      In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we will conduct a test for the impairment of goodwill on at least an annual basis. We have adopted October 1 as the date of the annual impairment test and, therefore, will perform our first annual impairment test on October 1, 2004. The impairment test will compare the fair value of the application reporting unit to its carrying amount, including goodwill, to assess whether impairment is present. We will assess the impairment of goodwill sooner if other indicators of impairment arise.

      SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” requires the review of the carrying value of long-lived assets. The review of these long-lived assets is based on factors including estimates of the future operating cash flows of our business. These future estimates are based on historical results, adjusted to reflect our best estimates of future market and operating conditions, and are continuously reviewed. Actual results may vary materially from our estimates, and accordingly may cause a full impairment of our long-lived assets.

Income Taxes

      We are subject to income taxes in both the United States and foreign jurisdictions and we use estimates in determining our provision for income taxes. Deferred tax assets, related valuation allowances and deferred tax liabilities are determined separately by tax jurisdiction. This process involves estimating actual current tax liabilities together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded on the balance sheet. Our deferred tax assets consist primarily of net operating loss carryforwards. We assess the likelihood that deferred tax assets will be recovered from future taxable income, and a valuation allowance is recognized if it is more likely than not that some portion of the deferred tax assets will not be recognized. We provided a full valuation allowance against our net deferred tax assets at December 31, 2002 and 2003. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to the deferred tax assets would increase income in the period such determination was made except for amounts associated with the acquisition of White Amber which will be recorded as a reduction to goodwill. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.

      Compliance with income tax regulations requires us to make decisions relating to the transfer pricing of revenue and expenses between each of our legal entities that are located in several countries. Our determinations include many decisions based on our knowledge of the underlying assets of the business, the legal ownership of these assets, and the ultimate transactions conducted with customers and other third-parties. We are currently under examination by the Canada Customs and Revenue Agency, or CCRA, with respect to our assumptions and historical reporting relating to these assets and transactions. To the extent that our assumptions and historical reporting are determined to not be compliant with the regulations prescribed by the CCRA, we may be subject to penalties. Due to the nature of the regulations, we cannot determine our potential exposure. These penalties would not be accounted for as a provision for income taxes, but rather as an incremental operating expense.

Results of Operations

      The following tables set forth certain consolidated statements of operations data expressed as a percentage of total revenue for the periods indicated. Period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of future performance.

				Three Months
	Year Ended			Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

Consolidated Statement of Operations Data:
Revenue:
Application	62%	73%	83%	83%	84%
Consulting	38	27	17	17	16

Total revenue	100	100	100	100	100
Cost of revenue (as a percent of related revenue):
Application	22	19	21	19	27
Consulting	99	85	85	102	97

Total cost of revenue	51	37	32	33	38
Gross profit	49	63	68	67	62
Operating expenses:
Sales and marketing	89	43	34	38	35
Research and development	37	23	25	23	33
General and administrative	12	12	11	8	11
Charge for in-process research and development	—	—	—	—	—

Total operating expenses	138	78	70	69	78
Loss from operations	(89)	(15)	(3)	(2)	(16)
Other income (expense):
Interest income	5	1	—	—	—
Interest expense	(2)	—	—	—	(1)
Other income (expense), net	1	—	(1)	(1)	—

Total other income (expense)	4	—	(1)	(1)	(1)
Net loss before provision for income taxes	(86)	(15)	(3)	(3)	(17)
Provision for income taxes	—	—	—	—	—

Net loss	(86)%	(15)%	(4)%	(3)%	(17)%

Comparison of the Three Months Ended March 31, 2004 and the Three Months Ended March 31, 2003

Revenue

      Total revenue was $13.4 million in the three months ended March 31, 2004 as compared to $9.4 million in the three months ended March 31, 2003, an increase of $4.0 million, or 43%. Application revenue was $11.3 million in the three months ended March 31, 2004, as compared to $7.8 million in the three months ended March 31, 2003, an increase of $3.5 million, or 45%. The increase in revenue was attributable to new purchases of our applications, including those by new customers and additional purchases by our current customers, as well as to revenues derived from our Workforce OnDemand product that we acquired in the White Amber acquisition in October 2003. The increase was partially offset by the recognition of perpetual license revenue of $0.6 million in the three months ended March 31, 2003, with no comparable revenues in the three months ended March 31, 2004. Consulting revenue was $2.1 million in the three months ended March 31, 2004, as compared to $1.6 million in the three months ended March 31, 2003, an increase of $0.5 million, or 31%. The increase in consulting revenue is attributable to an increase in the number of employees providing these services. The effective pricing of our solutions and services remained relatively consistent throughout the three-month periods ended March 31, 2004 and 2003.

      Application revenue as a percentage of total revenue was 84% in the three months ended March 31, 2004, as compared to 83% in the period ended March 31, 2003. The geographic mix of total revenue in the three months ended March 31, 2004, was 86%, 9% and 5% in the United States, Canada and the rest of the world, respectively; as compared to 86%, 11% and 3%, respectively, in the three months ended March 31, 2003.

Cost of Revenue

      Cost of application revenue was $3.1 million in the three months ended March 31, 2004, as compared to $1.5 million in the three months ended March 31, 2003, an increase of $1.6 million or 111%. This increase is attributable to employees hired to support new hosting facilities and related application support activities, with employee count nearly doubling to 98 employees in the 2004 period. Additionally, we increased infrastructure costs relating to hardware and third party fees for our hosting facilities, including a second hosting site added in the United States in late 2003. The amortization of purchased intangibles of $0.2 million relating to our acquisition of White Amber in October 2003 is also included in the three months ended March 31, 2004.

      Cost of consulting revenue was $2.1 million in the three months ended March 31, 2004, as compared to $1.6 million in the three months ended March 31, 2003, an increase of $0.5 million, or 25%. The expenses in the three months ended March 31, 2004 included an increase in employees of 37% as compared to the prior-year period.

Gross Profit

      Gross profit increased to $8.3 million in the three months ended March 31, 2004, representing a 62% gross margin, as compared to $6.3 million in the three months ended March 31, 2003, or a 67% gross margin. The decrease in gross margin is attributable to the decrease in the gross margin on application revenue. This decrease is due to our new investments in 2003 that have not yet reached a relative scale of efficiency, including our second hosting site in the United States, as well as our lower-margin Workforce OnDemand solution, the higher relative employee expenses required in the managed services portion of this solution and the amortization of intangible assets associated with our acquisition of White Amber. This decrease was partially offset by a modestly improved margin on consulting revenue in the comparable three-month period. In the future, we expect that our gross margin will improve, driven primarily by efficiencies of scale on our second hosting site in the United States, including the consolidation of our Workforce OnDemand solutions into our two primary hosting sites. We also anticipate an increase in application revenue as a percentage of total revenue and that this shift to higher margin revenue items will increase the aggregate gross margin. We expect this trend to continue based on our business model in which recurring application revenue will continue into future periods, while the predominance of consulting revenues are aligned to new customer contracts.

Operating Expenses

      Sales and Marketing. Sales and marketing expenses increased to $4.7 million in the three months ended March 31, 2004 as compared to $3.5 million in the three months ended March 31, 2003, an increase of $1.2 million or 32%. The increase in these costs was due to an increased direct sales force. We added employees to continue the expansion of the sales of our applications to new and existing customers, both in the United States and internationally.

      Research and Development. Research and development expenses increased to $4.4 million in the three months ended March 31, 2004 as compared to $2.2 million in the three months ended March 31, 2003, an increase of $2.2 million, or 101%. A significant component of this increase relates to increased employees during the three months ended March 31, 2004 as compared to the prior year. We increased employee count in the 2004 period by 47% over the comparable 2003 period, including employees from our acquisition of White Amber in October 2003. This hiring supported our initiatives to increase the functionality and enhance the ease of use of our solutions and to better integrate White Amber into our suite of products as Workforce OnDemand. The increase in expenses was also partially the result of the U.S. dollar weakening against the Canadian dollar by nearly 15% in the 2004 period, as compared to the corresponding period in 2003. Had the average exchange rate between Canada and the United States remained constant from the average rate in 2003, our research and development expenses would have been $4.2 million in the 2004 period.

      General and Administrative. General and administrative expenses increased to $1.4 million in the three months ended March 31, 2004, as compared to $0.8 million in the three months ended March 31, 2003, an increase of $0.6 million or 90%. The increase is primarily attributable to the hiring of additional personnel to support our growth. We increased our general and administrative employee count by 79% during the 2004 period as compared to the 2003 period. Additionally, our expenses relating to professional fees increased approximately 200% during the 2004 period, primarily reflecting our increased tax, accounting and legal requirements.

Other Income (Expense)

      Interest income was $26,000 and $22,000 in the three months ended March 31, 2004, and March 31, 2003, respectively, and consists of interest received on deposits of cash and investments with financial institutions. Interest expense was $85,000 in the three months ended March 31, 2004, as compared to $22,000 in the three months ended March 31, 2003. Interest expense primarily consists of interest paid on long-term debt obligations. Interest expense increased in the three months ended March 31, 2004, based on an increase in our long-term debt obligations outstanding during the period, including those we assumed in our acquisition of White Amber.

      Other income (expense), net was an expense of $59,000 in the three months ended March 31, 2004. This compares to an expense of $117,000 in the three months ended March 31, 2003.

Comparison of the Years Ended December 31, 2003 and 2002

Revenue

      Total revenue was $43.6 million in 2003 as compared to $28.4 million in 2002, an increase of $15.2 million, or 54%. Application revenue was $36.0 million in 2003, compared to $20.8 million in 2002, an increase of $15.3 million, or 74%. The increase in revenue was attributable to new purchases of our applications, including those by new customers and additional purchases by our current customers. The increase is also attributable to the recognition of perpetual license revenue of $2.7 million in 2003 as compared to $0.9 million in 2002, and the recognition of $1.5 million of revenue attributable to White Amber subsequent to our acquisition in October 2003. Consulting revenue was $7.6 million in 2003 and 2002. The effective pricing of our solutions and services remained relatively consistent throughout 2002 and 2003.

      Application revenue as a percentage of total revenue increased to 83% from 73% in 2003 as compared to 2002. This increase is attributable to the recurring nature of our recognized revenue, based on our software subscription business model. Conversely, consulting revenue is predominantly aligned to consulting services relating to new customer contracts.

      The geographic mix of total revenue was generally consistent in 2003 as compared to 2002, with the United States, Canada and the rest of the world contributing 85%, 12%, and 3% of revenue in 2003, respectively; as compared to 85%, 14% and 1% in 2002, respectively.

Cost of Revenue

      Cost of application revenue was $7.7 million in 2003 as compared to $4.0 million in 2002, an increase of $3.7 million or 92%. $1.4 million of this increase is attributable to increased infrastructure costs relating to hardware and third party fees for our hosting facilities that were upgraded in 2003 to include a second site in the United States, replacing a smaller site that had existed previously. We also increased our employee count in infrastructure and customer support to 55 in 2003, compared to 41 in 2002. In addition, expenses relating to White Amber were included beginning in October 2003. The expenses relating to White Amber were $0.7 million and included $0.2 million relating to the amortization of intangibles established in our acquisition of White Amber.

      Cost of consulting revenue was $6.5 million in 2003 and 2002. The expenses in 2003, as compared to 2002 included a 15% higher employee count, offset by a net reduction of $0.6 million in the use of subcontractors that we utilized for certain consulting services in 2002.

Gross Profit

      Gross profit increased to $29.5 million in 2003, representing a 68% gross margin, as compared to $17.9 million in 2002, or a 63% gross margin. The increase in gross margin was derived from the shift in revenue mix to higher margin application revenue, comprising 83% of revenue in 2003, as compared to 73% of revenue in 2002. This increase was offset modestly by the lower gross margin on application revenue of 79% in 2003 as compared to 81% in 2002. In the future, our gross margin will fluctuate depending on the mix of application and consulting revenue. We expect that application revenue as a percentage of total revenue will continue to increase, although at a slower rate of increase than we have experienced in the last three years. We expect this trend to continue based on our business model, in which recurring application revenue will continue into future periods, while the predominance of consulting revenue is aligned to new customer contracts.

Operating Expenses

      Sales and Marketing. Sales and marketing expenses increased to $14.8 million in 2003, as compared to $12.2 million in 2002, an increase of $2.6 million or 21%. $1.6 million of this increase is attributable to increased expenses relating to our direct sales activities, excluding the additional sales resources from our acquisition of White Amber. Specifically, we incurred incremental variable compensation to our direct sales force of $0.6 million, and $0.6 million for additional salary-related costs, among other increases for travel and related costs resulting from an increased sales team. An increase of $0.5 million relates to additional marketing initiatives undertaken in 2003 as compared to 2002. Sales and marketing activities of $0.5 million were added pursuant to our Taleo Workforce OnDemand solution. These costs were incurred after our acquisition of White Amber in October 2003.

      Research and Development. Research and development expenses increased to $11.0 million in 2003, as compared to $6.5 million in 2002, an increase of $4.5 million, or 70%. The majority of this increase relates to new employees added during 2003. Exclusive of the development staff added in our acquisition of White Amber, our average employee count was 181 employees in 2003 as compared to 136 in 2002. New employees were added in order to increase the functionality of our applications and to develop and release the next version of our Taleo Enterprise Management Staffing Management Suite, as well as to facilitate the 2004 launch of our new Taleo Hourly solution. In addition, we are investing in the integration of the Workforce OnDemand application into our Taleo Enterprise Staffing Management Suite. We believe that our continued funding of research and development activities provides us with a competitive advantage. We added $1.2 million in additional expenses relating to our Workforce OnDemand solution following our October 2003 acquisition of White Amber. The increase in expenses was also partially the result of the U.S. dollar weakening against the Canadian dollar in 2003, as compared to 2002. Had the average exchange rate between Canada and the United States remained constant from the average rate in 2002, we would have incurred $1.1 million less in expenses in 2003. These increases were partially offset by the $2.0 million reduction in research and development expenses in 2003 pursuant to the tax incentives that we receive from the government in Quebec; this compares to a $1.2 million reduction in 2002. We are eligible for participation in this program through September 2008 based on current legislation.

      General and Administrative. General and administrative expenses increased to $4.7 million in 2003, as compared to $3.4 million in 2002, an increase of $1.3 million or 40%. The increase in these expenses was related to several factors including most significantly the hiring of some additional experienced personnel and the utilization of certain professional consultants to facilitate and manage the growth of our business. In 2003, bonuses of $0.5 million expensed for senior management and other personnel included in general and administrative expenses for the attainment of performance objectives exceeded bonuses of $0.2 million in 2002. We also incurred certain non-recurring expenses of $0.1 million, relating to the integration of White Amber into our operations.

      Charge for In-Process Research and Development. In connection with the acquisition of White Amber in October 2003, $150,000 of the purchase price was allocated to in-process research and development projects based on management’s judgment. This allocation represented the estimated fair value based on risk-adjusted cash flows related to incomplete research and development projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility, and the research and development in progress had no alternative future uses. Accordingly, these costs were expensed as of the acquisition date. At the acquisition date, White Amber was conducting research and development activities to expand the functionality of their solutions to include the administration of project based on-demand labor procurement, tracking and billing. The costs to complete these activities were estimated to be $320,000 and the projects were completed in February 2004.

Other Income (Expense)

      Interest income was $83,000 and $137,000 in 2003 and 2002, respectively, and consists of interest received on deposits of cash and investments with financial institutions. This decline was a result of a decline in our cash and cash equivalents balance.

      Interest expense was $152,000 in 2003 as compared $109,000 in 2002. Interest expense primarily consists of interest paid on long-term debt obligations. Interest expense increased in 2003 based on an increase in the long-term debt obligations outstanding during the year, including those we assumed in our acquisition of White Amber.

      Other income, net was an expense of $269,000 in 2003. This compares to an expense of $39,000 in 2002. This 2003 expense consists primarily of a loss on translation of U.S. dollars held by our Canadian subsidiary.

Provision for Income Taxes

      We recorded a provision for income taxes of $89,000 in 2003. The provision relates to income taxes currently payable on income generated in the state of California as we had no net operating loss carryforwards available in California to offset our 2003 income and for U.S. federal alternative minimum taxes. In 2002, no provision for income taxes was recorded due to our net loss position. At December 31, 2003, we maintained a full valuation allowance against our deferred tax assets based on the determination that it was more likely than not that some or all of the deferred tax assets would not be realized.

Comparison of the Years Ended December 31, 2002 and 2001

Revenue

      Total revenue was $28.4 million in 2002 as compared to $12.5 million in 2001, an increase of $15.9 million, or 126%. Application revenue was $20.8 million in 2002, as compared to $7.8 million in 2001, an increase of $13.0 million, or 165%. The increase in revenue was attributable to new purchases of our applications, including those by new customers and additional purchases by our current customers. The increase is also attributable to the recognition of perpetual license revenue of $0.9 million in 2002; we had no such licenses in 2001. Consulting revenue was $7.6 million in 2002 as compared to $4.7 million in

2001, an increase of $2.9 million or 62%. The increase in consulting revenue was related to an increased number of consulting projects relating to implementation projects for new customers. The effective pricing of our solutions and services remained relatively consistent throughout 2001 and 2002.

      Application revenue as a percentage of total revenue increased to 73% from 62%. This increase was attributable to the recurring nature of our GAAP recognized revenue, based on our software subscription business model, whereas consulting revenue is predominantly aligned to consulting services relating to new customer contracts.

      The geographic mix of total revenue was reasonably consistent in 2002 as compared to 2001, with the United States, Canada and the rest of the world contributing 85%, 14% and 1% of revenue in 2002, respectively; as compared to 80%, 20% and 0% in 2001, respectively.

Cost of Revenue

      Cost of application revenue was $4.0 million in 2002 as compared to $1.7 million in 2001, an increase of $2.3 million, or 132%. The significant increase in costs was the result of investment in additional employees in our infrastructure group and expenses for hardware and third party hosting facilities necessary to manage the growth in our hosting architecture for our growing customer base. The average employee count increased by 73% for the year, from 23 employees in 2001 to 41 in 2002, and expenses relating to hardware and third party hosting facilities increased by $0.5 million to $1.4 million in 2002.

      Cost of consulting revenue increased to $6.5 million from $4.7 million, an increase of $1.8 million, or 40%. $0.9 million relates primarily to our cost of subcontractors that were utilized in 2002 to implement a portion of our new customers’ purchases of our application, and the remaining increase was for salaries and related expenses for additions to our internal consulting staff.

Gross Profit

      Gross profit increased to $17.9 million in 2002, representing a 63% gross margin, as compared to $6.2 million in 2001, or a 49% gross margin. The increase in the gross margin was derived primarily from the shift in revenue mix to higher margin application revenue, comprising 73% of revenue in 2002, as compared to 62% of revenue in 2001. In addition to the mix of revenue, gross margins on each of application and consulting revenue improved. Gross margin on application revenue in 2002 was 81% as compared to 78% in 2001. The improvement in gross margin was due to the realization of some economies of scale on our infrastructure costs. Gross margin on consulting revenue was 15% in 2002 as compared to 1% in 2001. This increase in gross margin is primarily attributed to improved utilization rates of our consulting staff as a result of a larger customer base in 2002.

Operating Expenses

      Sales and Marketing. Sales and marketing expenses increased to $12.2 million in 2002, as compared to $11.2 million in 2001, an increase of $1.0 million or 9%. The increase in sales and marketing was due to an increase in employee count of 11% during the year, resulting in increased expenses of $1.6 million. The new employees were added to continue the expansion of sales of our applications to new and existing customers. This increase was partially offset by a decrease of $0.6 million in direct marketing costs in 2002 as compared to 2001.

      Research and Development. Research and development expenses increased to $6.5 million in 2002, as compared to $4.6 million in 2001, an increase of $1.9 million, or 40%. The majority of this increase, or $1.0 million, relates to new employees added in order to increase the functionality and enhance the ease of use of our applications. Our average employee count in research and development increased by 17% in 2002 as compared to 2001. We recorded a $1.2 million reduction in research and development expenses in 2002 pursuant to the tax incentives that we receive from the government in Quebec, as compared to a $1.0 million reduction in 2001.

      General and Administrative. General and administrative expenses increased to $3.4 million in 2002, as compared to $1.5 million in 2001, an increase of $1.9 million or 118%. The increase in these expenses was the result of a 77% increase in the number of employees, $0.4 million relating to a compensation charge in 2002 for a modification to previously issued stock options, and additional professional fees to support the growth of our business.

Other Income (Expense)

      Interest income was $137,000 in 2002 as compared to $565,000 in 2001, and consists of interest received on deposits of cash and investments with financial institutions. The variance between the two years is primarily the result of a higher cash balance in 2001 from the receipt of the proceeds of our January 2001 convertible preferred stock offering, combined with higher rates of interest earned on those deposits.

      Interest expense was $109,000 in 2002 as compared $186,000 in 2001. Interest expense primarily consists of interest paid on various long-term debt obligations. Interest expense was higher in 2001 as compared to 2002 based on a modestly higher level of long-term debt obligations, combined with higher interest rates in 2001.

Quarterly Results of Operations

      The following tables show our selected unaudited quarterly consolidated statement of operations data for the nine most recent quarters, as well as the percentage of total revenue for each line item shown. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2002	2002	2002	2002	2003	2003	2003	2003	2004

	(in thousands)
Consolidated Statement of Operations Data:
Revenue:
Application	$3,879	$4,516	$5,478	$6,880	$7,791	$7,730	$8,112	$12,396	$11,285
Consulting	1,616	1,943	2,061	2,015	1,611	1,876	1,749	2,370	2,115

Total revenue	5,495	6,459	7,539	8,895	9,402	9,606	9,861	14,766	13,400
Cost of revenue:
Application	771	907	954	1,355	1,451	1,731	1,675	2,813	3,055
Consulting	1,384	1,582	1,697	1,841	1,646	1,605	1,483	1,728	2,056

Total cost of revenue	2,155	2,489	2,651	3,196	3,097	3,336	3,158	4,541	5,111
Gross profit	3,340	3,970	4,888	5,699	6,305	6,270	6,703	10,225	8,289
Operating expenses:
Sales and marketing	3,102	3,101	3,023	2,979	3,542	3,576	3,118	4,531	4,678
Research and development	1,360	1,772	1,686	1,642	2,169	2,501	2,353	3,975	4,366
General and administrative	756	657	1,065	894	754	1,035	1,034	1,903	1,431
Charge for in-process research and development	—	—	—	—	—	—	—	150	—

Total operating expenses	5,218	5,530	5,774	5,515	6,465	7,112	6,505	10,559	10,475
Income (loss) from operations	(1,878)	(1,560)	(886)	184	(160)	(842)	198	(334)	(2,186)
Other income (expense):
Interest income	36	42	32	27	22	23	14	24	26
Interest expense	(26)	(37)	(24)	(22)	(22)	(32)	(27)	(71)	(85)
Other income (expense), net	26	(72)	16	(9)	(117)	(111)	58	(99)	(59)

Total income (expense)	36	(67)	24	(4)	(117)	(120)	45	(146)	(118)
Net income (loss) before provision for income taxes	(1,842)	(1,627)	(862)	180	(277)	(962)	243	(480)	(2,304)
Provision for income taxes	—	—	—	—	—	—	—	89	—

Net income (loss)	$(1,842)	$(1,627)	$(862)	$180	$(277)	$(962)	$243	$(569)	$(2,304)

	Three Months Ended

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2002	2002	2002	2002	2003	2003	2003	2003	2004

Consolidated Statement of Operations Data:
Revenue:
Application	71%	70%	73%	77%	83%	80%	82%	84%	84%
Consulting	29	30	27	23	17	20	18	16	16

Total revenue	100	100	100	100	100	100	100	100	100
Cost of revenue (as a percent of related revenue):
Application	20	20	17	20	19	22	21	23	27
Consulting	86	81	82	91	102	86	85	73	97

Total cost of revenue	39	39	35	36	33	35	32	31	38
Gross profit	61	61	65	64	67	65	68	69	62
Operating expenses:
Sales and marketing	56	48	40	33	38	37	32	31	35
Research and development	25	27	22	18	23	26	24	27	33
General and administrative	14	10	14	10	8	11	10	13	11
Charge for in-process research and development	—	—	—	—	—	—	—	1	—

Total operating expenses	95	86	77	62	69	74	66	72	78
Income (loss) from operations	(34)	(24)	(12)	2	(2)	(9)	2	(2)	(16)
Other income (expense):
Interest income	1	1	—	—	—	—	—	—	—
Interest expense	—	(1)	—	—	—	—	—	—	(1)
Other income (expense), net	—	(1)	—	—	(1)	(1)	1	(1)	—

Total other income (expense)	1	(1)	—	—	(1)	(1)	—	(1)	(1)
Net income (loss) before provision for income taxes	(34)	(25)	(11)	2	(3)	(10)	2	(3)	(17)
Provision for income taxes	—	—	—	—	—	—	—	(1)	—

Net income (loss)	(34)%	(25)%	(11)%	2%	(3)%	(10)%	2%	(4)%	(17)%

      Total revenue has generally increased sequentially in each of the quarters presented. This increase was attributable to new customers’ purchases of our applications and to a lesser extent to our current customers increased purchases of our applications. Included in the increase are $0.9 million, $0.6 million and $2.1 million relating to the ‘up-front’ recognition of perpetual licenses in the quarters ended December 31, 2002, March 31, 2003 and December 31, 2003, respectively. The revenues in the quarter ended March 31, 2004 decreased from the quarter ended December 31, 2003 due to the inclusion of the $2.1 million in the one quarter, and not in the following quarter. The quarter ended December 31, 2003 included $1.5 million of revenue from our Workforce OnDemand application, following our October 2003 acquisition of White Amber.

      Our expenses have generally increased on a sequential quarterly basis as we have expanded our organization to support our growing customer base. Total expenses for the fourth quarter of 2003 increased by $5.4 million. This increase includes $2.3 million of total expenses relating to our acquisition of White Amber in October 2003 as well as employees hired during the quarter and variable compensation for bonuses and certain annual sales commissions. Employees added in the fourth quarter of 2003 primarily related to research and development activities.

      We expect to increase our expenses to support the anticipated future growth of our customer base. To the extent that we do not realize the anticipated level of sales to new and existing customers, we may not be able to adjust our expenses in a timely manner to compensate for any resultant revenue shortfall. We believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful and should not be relied upon as an indication of future performance. If our operating results in future quarters fall below the expectations of market analysts and investors, the trading price of our Class A common stock may fall.

Liquidity and Capital Resources

      From inception through March 31, 2004, we generated aggregate net losses of $33.9 million. We have funded these losses primarily through $35.2 million in net proceeds raised from the sale of our capital stock. The acquisition of White Amber was completed through the issuance of shares of Series D preferred stock in a stock-for-stock transaction.

      At March 31, 2004, our principal sources of liquidity were cash and cash equivalents totaling $10.5 million and accounts receivable of $7.7 million. Included in our cash and cash equivalents at March 31, 2004, were payments of $3.6 million received from customers of our Workforce OnDemand application in the last week of March 2004 that were subsequently remitted to the labor suppliers, and relieved from accounts payable in the first week of April 2004. If this amount were excluded, we would have had cash and cash equivalents of $6.9 million as of March 31, 2004. At December 31, 2003, our cash and cash equivalents was $8.5 million, excluding $9.7 million in cash received from Workforce OnDemand customers in the last week of December 2003 and repaid to our customers’ temporary labor suppliers the first week of January 2004. We had accounts receivable of $8.6 million as of December 31, 2003.

      Subsequent to March 31, 2004, we entered into a new long-term debt agreement with National Bank of Canada. Under this new agreement, we have received proceeds in the form of additional term loans and demand loans. Additionally, we paid off the balance due on one of the two term loans assumed in connection with our acquisition of White Amber. This new debt agreement and payoff are discussed below under “Net Cash Provided by/Used in Financing Activities.”

     Net Cash Provided by/ Used in Operating Activities

      Net cash used in operating activities in the three months ended March 31, 2004, was $7.3 million, or $1.1 million excluding an additional $6.2 million relating to the net payments made to suppliers of our Workforce OnDemand solution during the three month period. This compares to net cash provided by operating activities in the fiscal year ended December 31, 2003 of $10.7 million, or $1.0 million excluding the $9.7 million of payments received in December 2003 and subsequently remitted to the labor suppliers in January 2004, and to an operating cash deficit of $1.2 million and $8.2 million during 2002 and 2001, respectively. Cash provided by, or used in, operating activities is driven by sales of our applications. The increase in sales of our applications has been the primary factor relating to the improved cash flows. The timing of our billings and collections relating to the sales of our applications is a significant component of our cash flows from operations, as are the level of the deferred revenue on these sales. The add-back of depreciation and amortization, primarily that relating to our capital expenditures, also influences our operating cash flows significantly. To a lesser extent, the changes in working capital accounts other than accounts receivable and deferred revenues influences our cash flows from operations.

     Net Cash Used in Investing Activities

      Net cash used in investing activities was $0.8 million in the three months ended March 31, 2004 and was $2.3 million in fiscal 2003, $2.0 million in fiscal 2002, and $1.8 million in fiscal 2001. These amounts are primarily the result of capital expenditures associated with computer equipment and furniture and fixtures in support of expanding our infrastructure and workforce. In 2003, the use of $2.3 million consisted of $5.4 million for capital expenditures. We expect to invest approximately $6.0 million in capital expenditures in the 12 month period ending December 31, 2004, primarily to acquire additional hosting infrastructure. We anticipate utilizing a portion of the proceeds of our initial public offering of common stock to fund this investment in fixed assets. If we do not complete this initial public offering we will seek alternative sources of funding or reduce our anticipated capital expenditures.

      In connection with our acquisition of White Amber in October 2003, we acquired $3.4 million in net cash and assumed liabilities of $4.6 million. Of the $4.6 million assumed, $2.8 million was comprised of debt obligations with payment terms through April 2005 and May 2006, respectively (see the discussion in “Net Cash Provided by/Used in Financing Activities” below).

     Net Cash Provided by/ Used in Financing Activities

      Net cash provided by (used in) financing activities was $0.5 million in the three months ended March 31, 2004, and $0.7 million in the fiscal year ended December 31, 2003, primarily consisting of net proceeds from long-term debt secured by new equipment purchases, and to a lesser extent from employee stock option and warrant exercises. Net cash used by financing activities in 2002 was $0.5 million, which consisted of net payments on long-term debt. Net cash provided by financing activities in 2001 was $22.0 million, consisting primarily of proceeds from issuances of convertible preferred stock.

      Until May 7, 2004, we had a financing agreement with National Bank of Canada that included a revolving line of credit that permitted borrowing from time to time of the lesser of $0.4 million or a stated percentage of our accounts receivable. As of March 31, 2004, no amounts were drawn on this facility. The agreement also provided for a $1.9 million term loan, or Term Loan 2, of which $1.8 million was outstanding as of March 31, 2004. In addition to Term Loan 2, a previously outstanding term loan had been repaid in full as of March 31, 2004. The collective arrangement with National Bank of Canada provided for the maintenance of a number of financial and other covenants, and was secured by various assets, including equipment, accounts receivable and intellectual property. As of March 31, 2004 we were not in compliance with all covenants.

      In 2003, we entered into several additional financing arrangements with providers of computer equipment. Under these arrangements we are committed to payments generally over a 24 to 36 month period following the inception of each financing arrangement.

      In connection with our acquisition of White Amber, we assumed two term loans totaling $2.8 million at the time of the acquisition. The larger of these two loans, White Amber Term Loan 1, was repaid on May 6, 2004. As of March 31, 2004, White Amber Term Loan 1, had a principal balance due of $1.6 million and was secured by various assets of the White Amber subsidiary. This loan was also in default as of March 31, 2004, and a waiver had been received relating to that default. White Amber Term Loan 1 was repaid in full subsequent to March 31, 2004. White Amber Term Loan 2 remains outstanding, and had a principal balance outstanding of $0.5 million as of March 31, 2004, of which the principal is being repaid in equal monthly payments of principal and interest through May 2006. White Amber Term Loan 2 is secured by specific equipment.

      After the repayment of the White Amber Term Loan 1 on May 6, 2004, and the restructuring of the National Bank of Canada loan on May 7, 2004, we are in compliance with all of our debt agreements.

      At March 31, 2004, we had the following amounts available and amounts drawn under our debt agreements (dollars in thousands):

		Amount
	Outstanding	Available for
	Principal	Future
	Amount	Borrowing	Interest Rate

National Bank of Canada line of credit	$—	$386	5.00%
National Bank of Canada Term Loan 1	—	—	5.75%
National Bank of Canada Term Loan 2	1,768	—	5.75%
White Amber Term Loan 1	1,613	—	6.00%
White Amber Term Loan 2	468	—	6.00%
All other equipment loans	191	—	6.50% to 16.68%

Total	$4,040	$386

      Subsequent to March 31, 2004, we have restructured our debt arrangements with National Bank of Canada, and we have paid off our White Amber Term Loan 1 with Comerica on May 6, 2004. All security relating to this loan has been released as of the repayment date on May 6, 2004. Based on the restructured agreements we have classified $2.7 million of this debt as current as of March 31, 2004 and the remaining $1.3 million as long-term debt.

      On May 7, 2004, we restructured our debt agreements with National Bank of Canada. This restructuring provides for several components, including (a) renewal of the $0.4 million line of credit, (b) continuation of the Term Loan 2 that had $1.8 million outstanding at March 31, 2004, (c) a new term loan, Term Loan 3, providing for an additional $1.8 million in additional debt to fund fixed asset purchases, and (d) new demand loans totaling $3.4 million, or the Demand Loans. In addition, the new arrangement includes several other smaller components, including a corporate credit card with a $0.3 million limit and a credit facility for the purchase of foreign exchange contracts.

      As of May 12, 2004, $1.8 million has been drawn down on the new Term Loan 3, and $3.0 million has been drawn down against the Demand Loans. Term Loan 3 is repayable in 36 monthly increments of approximately $50,000 per month; of the Demand Loan currently drawn down $1.4 million of the Demand Loan is repayable by September 2004, and the other $1.6 million of the Demand Loan is repayable no later than October 31, 2005, with monthly increments of $100,000 per month beginning in October 31, 2004, with lump sum payments of approximately $0.5 million in October 2004 and $0.6 million in October 2005. We have classified this Demand Loan as current in our March 31, 2004 consolidated condensed balance sheet. All of the debt under the National Bank of Canada agreement may be repaid out of the Company’s working capital, or proceeds of the initial public offering of Class A common stock, without penalty.

      The new National Bank of Canada agreement provides for the maintenance of a number of financial and other covenants and is secured by various assets, including equipment, accounts and tax credits receivable, and by a negative pledge on our intellectual property. In addition, pursuant to our debt agreements with the National Bank of Canada, all amounts outstanding under those agreements may be declared due and payable by the National Bank of Canada upon any event of default as provided in those agreements. Each of the National Bank of Canada financings is denominated in Canadian dollars.

      We do not participate in transactions that involve unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Excluding operating leases for office space, computer equipment, and third party facilities that host our applications, that are described below, we do not engage in off-balance sheet financing arrangements.

      We generally do not enter into long-term minimum purchase commitments. Our principal commitments consist of obligations under leases for office space, operating leases for computer equipment and to a lesser extent for third party facilities that host our applications. At March 31, 2004, the future minimum payments under these commitments were as follows (in thousands):

	2004	2005	2006	2007	Total

Facility leases	$1,381	$1,428	$1,061	$669	$4,539
Operating equipment leases	1,195	980	854	72	3,101
Third party hosting facilities	623	424	141	—	1,188

Total contractual cash obligations	$3,199	$2,832	$2,056	$741	$8,828

      Legal expenditures could also impact our liquidity. On October 1, 2002, Bernard Hodes Group, Inc. filed a lawsuit against us in the Supreme Court of the State of New York, County of New York, alleging breach of contract, deceptive acts and practices in violation of New York state law, promissory estoppel, money had and received, and quantum meruit arising from an alleged failure to pay referral fees for Bernard Hodes Group’s introduction of clients to us. The complaint seeks damages in an amount equal to thirty percent of all revenue following the first year of execution of a contract and twenty percent thereafter from certain customers allegedly referred to us by Bernard Hodes Group. We have filed counterclaims for misappropriation of trade secrets, unfair competition, breach of duty, and breach of contract arising from Bernard Hodes Group’s allegedly unauthorized use of our proprietary information and the introduction of a competing product. Although we believe we have meritorious defenses and counterclaims, litigating the case will require the expenditure of financial resources and management time. In the event of an adverse result, we may have to make a payment to Bernard Hodes Group, which could have a material effect on our operating results or financial condition. The Company estimates the range of potential loss associated with this litigation to be between $250,000 and $750,000.

      We believe our existing cash and cash equivalents and cash provided by operating activities, together with the anticipated proceeds of this offering, will be sufficient to meet our working capital and capital expenditure needs, as well as to service our debt obligations, for the foreseeable future. However, our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new territories, the timing of introductions of new applications and enhancements to existing applications, and the continuing market acceptance of our applications. To the extent that funds generated by this offering, together with existing cash and securities and cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, applications or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Quantitative and Qualitative Disclosures about Market Risk

     Foreign Currency Exchange Risk

      Our revenue is generally denominated in the local currency of the contracting party. The majority of our revenue is denominated in U.S. dollars. In 2003, 12% and 3% of our revenue, was denominated in Canadian dollars and currencies other than the U.S. or Canadian dollar, respectively. Our expenses are generally denominated in the currencies in which our operations are located. Our expenses are incurred primarily in the United States and Canada, including the expenses associated with our research and development operations that are maintained in Canada, with a small portion of expenses incurred outside of North America where our other international sales offices are located. We maintained $1.3 million of debt denominated in Canadian dollars as of December 31, 2003. Subsequent to the restructuring of our debt in May 2004, nearly all of our $4.0 million in debt is denominated in Canadian dollars. Our results of operations and cash flows are therefore subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Canadian dollar, and to a lesser extent, to the euro, Australian dollar, British pound, Singapore dollar and New Zealand dollar, in which certain of our customer contracts are denominated. In 2003, the Canadian dollar increased in value by approximately 12% over the U.S. dollar on an average annual basis. This change in value resulted in a net decrease to our earnings of $1.5 million in 2003. This decrease was comprised of increased revenue of $0.6 million, offset by $0.6 million of additional cost of sales and incremental operating expenses of $1.5 million. In addition to the net decrease in earnings due to translation losses, we also recorded $0.3 million in 2003 relating to the translation of U.S. dollars held by our Canadian subsidiary.

      If the U.S. dollar continues to weaken, particularly compared to the Canadian dollar, our operating results may suffer. The change in exchange rates of the U.S. dollar and Canadian dollar from December 31, 2003 to March 31, 2004 was less than 1% and did not have a material impact on our results of operations. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any derivative financial instruments for trading or speculative purposes. In the future, we may consider entering into hedging transactions to help mitigate our foreign currency exchange risk.

     Interest Rate Sensitivity

      We had cash and cash equivalents, of $10.5 million at March 31, 2004, including $3.6 million payable to labor-suppliers in the first week of April, relating to payments received in the last week of March, this compares to $18.2 million at December 31, 2003 which includes $9.7 million of payments received in December 2003 and subsequently remitted to the labor suppliers in January 2004. These amounts were invested primarily in money market funds and are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future interest income.

      Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding long-term debt. At March 31, 2004, we had $4.0 million and at December 31, 2003, we had $3.6 million outstanding under long-term debt arrangements; a significant portion of these balances are subject to variable interest rates that increase or decrease based on the lender’s prime rate. To the extent that the prime rate increases, or decreases, we will be subject to a fluctuating amount of interest expense. The risk associated with fluctuating interest expense is limited to these debt instruments and we do not believe that a 10% change in the prime rate would have a significant impact on our interest expense.

BUSINESS

Overview

      We are a leading provider of enterprise staffing management solutions that enable large organizations to establish, automate and manage worldwide staffing processes for professional, hourly and temporary staff. Large organizations seek to improve their staffing management processes not only to reduce the time and costs associated with these processes but, more importantly, to enhance the quality, productivity and satisfaction of their workforces. Our customers use our suite of solutions to achieve these goals through better management of enterprise staffing, including internal employee mobility programs. Our solutions enable our customers to build a higher quality workforce, increase employee retention and productivity, and reduce the time and costs associated with enterprise staffing. Our solutions are highly configurable, enabling our customers to create variable workflows to address the unique staffing requirements associated with different employee types, locations, and regulatory environments. This flexibility allows us to deliver tailored solutions without the need for application source code customization. Our solutions support workforce analytics, such as staffing metrics reporting, staffing process benchmarking and employee skills inventory management. We deliver our applications to the vast majority of our customers on a hosted basis through a standard web-browser which significantly reduces the time and upfront costs associated with enterprise deployments.

      We market our solutions to large organizations through our direct sales force and indirectly to large and mid-sized organizations through our strategic partnerships with large business process outsourcing providers. We deliver our solutions to approximately 150 customers. Some of our largest customers by revenue in the technology, manufacturing, business services, consumer goods, retail, energy, healthcare, financial services and transportation sectors are HP, Honeywell, Mercer, P&G, Starbucks, SUEZ, UnitedHealth Group, Washington Mutual and Yellow Corporation.

      We are a Delaware corporation and were incorporated in May 1999. In November 1999 we entered into an exchangeable share transaction with a Quebec corporation, 9090-5415 Quebec Inc. As a result of the transaction, the corporation became our subsidiary and its shareholders exchanged their shares for exchangeable shares as further described below in “Description of Capital Stock.” Recruitsoft (Canada) Corporation Inc. is a wholly owned subsidiary of 9090-5415 Quebec, Inc. and the majority of our research and development efforts are conducted through Recruitsoft (Canada). In October 2003 we acquired White Amber, Inc. in order to expand our product offerings.

Industry Background

      Enterprise staffing management is a complex process with multiple, interconnected elements that together play a vital role in attracting, qualifying and enhancing the quality and satisfaction of an organization’s valuable human capital. Organizations no longer view human capital solely as an expense to be minimized, but instead as an asset to be maximized. This shift in thinking has mirrored the evolution of staffing management from a manual, paper-based practice to a technology-enabled, enterprise-wide process.

     Traditional Staffing Management

      Historically, companies used manual, paper-based processes and a variety of internally developed practices to manage distinct elements of enterprise staffing including recruiting, hiring, retention and internal mobility, as well as processes associated with temporary staffing. These inconsistent, inefficient, and time consuming processes resulted in significant expenses, a high degree of risk associated with regulatory non-compliance and variance in the quality of individual hires and deployment of personnel. The most qualified candidates are often lost due to the inefficiency of the manual approach as they generally find employment faster than less qualified candidates. In addition, qualified employees often found it simpler to seek employment outside the organization than to pursue internal opportunities. The manual practices related to staffing, including paper resume exchange, spreadsheet-based candidate and employee databases, and manual workforce management practices, were particularly ineffective in both high growth and large, complex organizations. Furthermore, temporary and permanent staffing processes have traditionally been managed by different departments. These functions were typically handled by procurement and human resources, respectively. Although solutions to manage the temporary workforce existed, few were truly vendor neutral, and they did not provide advanced features such as project and vendor management, or the ability to negotiate simultaneously with multiple vendors. These solutions also lacked accurate tracking of overall temporary workforce needs. Over the past decade, organizations have begun to understand the need to invest in more sophisticated enterprise staffing management solutions.

     The Emergence of Online Job Boards and Applicant Tracking Systems

      The proliferation of enterprise software applications and broad-based Internet adoption led to the emergence of first-generation staffing technologies and tools aimed at the basic automation of existing hiring processes within recruiting departments. During this time, electronic job boards emerged as an alternative to traditional print advertising as an important means by which companies disseminated employment opportunities and collected candidate resumes. Additionally, companies began to leverage corporate branding and websites with career sections to both advertise job openings and to allow for online job research and application submission by a broader audience of potentially interested candidates. The advent of electronic posting of both job opportunities and candidate resumes led to an unprecedented influx of applications and resumes to corporate recruiters and hiring managers. With this increase in the volume of applicants, manual screening of resumes and candidate relationship management became more cumbersome, time consuming and expensive.

      Organizations began to recognize that their inability to consistently and effectively process, sort, screen and match the substantial inflow of candidates with job opportunities increased their cost of hire and time to hire. Additionally, organizations experienced a negative impact on their corporate reputations from disenfranchised job applicants who often believed they did not receive fair evaluation or feedback. To address these issues, software vendors developed solutions known as applicant tracking systems, or ATSs, to collect, mine and search candidate resumes and track candidate status from a central database. Some ATSs provided basic tools for automating communication and feedback to candidates in an effort to foster better relations. ATSs primarily enabled recruiters to organize and search resume content for key words or phrases. In recent years, large enterprise software companies, such as enterprise resource planning, or ERP, vendors including Oracle, PeopleSoft, and SAP, added, among other things, ATSs to their offerings.

      These basic ATS offerings may enable companies to reduce the time and expense associated with hiring employees as organizations automate discrete, high volume transactions. However, neither electronic information exchange nor resume processing addresses the fundamental need to more effectively and consistently attract, select, hire and retain top talent and thus do not significantly improve the return on investment in human capital or the quality of the workforce. Following the implementation of first- and second-generation ATSs, many organizations found that the simple automation of traditional and often flawed recruiting processes might only increase the frequency and quicken the pace at which sub-optimal candidates are hired, which increases the ongoing costs associated with training, turnover, and workforce inefficiency.

     The Emergence of the Software Service Provider

      While organizations attempted to address the changing environment of enterprise staffing, they also struggled to realize the expected functional and economic benefits of traditional client-server based enterprise software applications. To support most enterprise applications, organizations were required to make sizable upfront and ongoing investments in IT infrastructure, including computer systems, networks, software licenses and maintenance fees. Additionally, customers generally require the services of internal staff and IT consultants to customize, maintain and upgrade traditional enterprise applications. In an attempt to address these challenges, some enterprise software application vendors have adapted their legacy products to be accessible over the Internet. However, as these products were not designed to be delivered over the Internet, they have generally suffered from performance and useability issues.

      With dramatic declines in the pricing of computing technology and network bandwidth, and more reliable Internet infrastructure, a new model for enterprise computing emerged: the software service provider, or SSP, model. SSPs allow substantial components of IT infrastructure to be provisioned and delivered dynamically as a service over the Internet. SSPs deliver a wide variety of software applications that have been developed specifically for Internet use. The SSP model allows businesses to reduce their total cost of ownership by eliminating the need to install and manage hardware and third-party software in-house.

     Market Opportunity

      Over the past few years organizations have automated most critical business functions. While this automation has generated large volumes of data and business information, the critical knowledge within organizations resides with employees. Accordingly, much of the value of the organization resides in its human capital. To increase their return on investment in human capital, organizations have begun to shift their focus from traditional cost-and time-per-hire metrics to more strategic considerations such as time-to-productivity, internal mobility and employee retention. Systematically pursuing these goals increases overall workforce productivity by enabling effective assignment and redeployment of talent. A comprehensive view of enterprise staffing management requires solutions that not only automate discrete recruiting transactions, but also improve the effectiveness and consistency of staffing processes, thereby increasing the quality of hire and employee retention and productivity.

      According to the Bureau of Economic Analysis, an agency of the U.S. Department of Commerce, the amount spent on U.S. labor in 2003 was approximately $6.2 trillion, or 56% of total gross domestic product. With labor comprising such a significant percentage of corporate cost structures, many organizations have acquired technologies and outsourced staffing-related functions in an effort to reduce costs and improve efficiency of their human capital assets. In April 2003, an independent market research firm, International Data Corporation, or IDC, estimated that U.S. recruiting and staffing service spending would grow from $25.2 billion in 2003 to $36.6 billion by 2007, a compound annual growth rate of 10% during that period. The fastest growing component of this aggregate IDC forecast, the end-to-end hiring process automation solutions market, is expected to grow from $165.4 million in 2003, to approximately $655.7 million in 2007, which represents a compound annual growth rate of 41% during this period. This estimate does not include the market for temporary staffing process automation solutions, or the market for end-to-end hiring process automation solutions outside of the United States.

Enterprise Staffing Requirements

      In order to increase their return on investment in human capital, large organizations must optimize staffing and internal employee mobility processes to create and sustain a competitive advantage based on one of the most important differentiators in today’s knowledge economy: human capital. An effective enterprise staffing management process must enable organizations to:

      Attract and Retain Top Talent. The process of attracting, hiring and retaining the best available staff is critical to every company’s long-term operational and financial success. Companies have acknowledged that the talent level and satisfaction of their workforce has direct implications on product quality, customer service and relationships, brand equity, financial performance and competitive positioning. Real-time screening and communication are necessary capabilities to quickly capture the best internal and external candidates. However, time-to-hire alone is an ineffective performance metric. Poor hires that stay with an organization are unproductive and have a recurring negative impact on the value of the organization. To maximize the long-term benefits of the staffing process, employers must hire employees that will make long lasting and substantial contributions. To retain top talent and place the right employees in the right positions, companies also require sophisticated processes and technology to enable employee career preference management and internal mobility.

      Implement Effective and Consistent Hiring Processes. Effective hiring processes exhibit a balanced combination of agility, low variance and defensibility. Managing the staffing process for large and complex organizations requires both extensive domain expertise and advanced technology that is configurable to support diverse business needs, candidate expectations, cultural norms and regulatory environments. The candidate facing processes and internal staffing processes must be aligned, comfortable to the candidate, and capable of supporting the business drivers of the organization. Slow screening processes often result in a more costly, lower quality of hire as top candidates are most likely to quickly find new employment opportunities. In order to achieve consistently high quality outcomes, organizations’ hiring processes and technologies must deliver consistency and increased speed. In addition, they must enable defensible processes which can assist with regulatory compliance and protection against potential claims of discrimination.

      Match Skills and Job Requirements. To maximize their return on human capital, organizations must more effectively match skill sets against specific needs of unfilled job opportunities across an organization. Organizations with ineffective candidate screening processes will likely incur significant ongoing costs associated with extended learning curves for new hires, low productivity and higher turnover. Organizations that record and update candidate and employee data structured by skills, rather than by resume content, are able to match skills against the immediate and longer-term needs of the organization. Skills-based matching requires innovative technologies that substantially increase the quality of hire, reduce time- and cost-to-productivity, enhance job satisfaction and enable internal mobility and workforce optimization.

      Measure Staffing Process Effectiveness. In order to drive continuous improvement in both enterprise staffing management and return on human capital assets, organizations need to measure and analyze the effectiveness of the end-to-end enterprise staffing process. Organizations seek to quantify the contributions of their staff to the overall organization’s success, leading to greater focus on workforce management analytics. Workforce analytics tools enable organizations to identify the best sources for new hires, uncover deficiencies in staffing processes, and begin proactive workforce-planning efforts. Substantial investment in new technologies, tools and training are required to enable organizations to more effectively extract accurate information, evaluate absolute performance and trends, benchmark against competitor performance, and design and implement continuous staffing process improvements.

The Benefits of Our Approach

      Just as supply chain optimization maximizes the return on physical assets, our enterprise staffing management solutions maximize the return on human capital assets by increasing the quality and speed of hires as well as the effectiveness of redeployment. By driving enterprise-wide participation in the staffing supply chain, we help our customers to establish systematic processes and enable these processes through the use of our configurable technology to increase the quality of their workforces.

      The key benefits of our solutions include:

Comprehensive Suite of Solutions. Our solutions address the needs of large organizations with diverse workforces that include professional, hourly and temporary staff. The extensive configurability of our solutions allows our customers to design workflows to meet the different needs of centralized and decentralized staffing organizations within diverse business units and geographic regions. Our customers use our solutions to manage their staffing needs as they change with the growth and evolution of their businesses.

Systematic Approach to Staffing Processes. Our solutions standardize staffing processes to help organizations hire the right individual for the right position. This systematic approach enables an organization to significantly reduce the time and cost associated with staffing processes as well as the inevitable variance in the quality of hires that results from a non-standard process. Our solutions also document each step in the staffing process, thereby reducing the risk associated with failure to comply with various regulatory requirements established by government agencies. Our systematic approach extends to workforce mobility within the organization to increase the retention of strong performers.

Embedded Domain Expertise. We have developed an extensive knowledge base of staffing models that we call Staffing Topologies. This knowledge base accelerates the definition and implementation of industry-specific staffing processes. Our Staffing Topologies Knowledge Base reflects years of industry-specific experience which allows our customers to benefit from a diverse library of best practices, workflows and other solution content that we have developed in their industry through previous successes.

Ease of Use and Integration. We have designed our solutions for ease-of-use by non-technical staffing professionals, managers and candidates. The intuitive look, feel and operation of our applications allow users to rapidly realize the benefits of our solutions and reduces the amount of user training required to deploy our applications. The combination of the power and simplicity of our technology has driven high rates of user adoption within our customer deployments. We also provide integration solutions that enable our offerings to be quickly integrated with ERP systems as well as with the systems of additional staffing services providers.

Enterprise-wide Staffing Analytics. Our solutions include staffing analytics tools that allow our customers to track the efficiency and effectiveness of their enterprise staffing processes. Our solutions allow customers to design different workflows for various staffing departments within their organizations and our staffing analytics tools provide an enterprise-wide view of the staffing processes and results. By measuring the results of the staffing process on an enterprise-wide basis, our customers can refine best practices within their organizations, thereby improving the overall effectiveness of their staffing management processes.

Increased Workforce Productivity. Our solutions focus on reducing the time to hire and, more importantly, the time to productivity. We maintain extensive databases of candidate and employee skill sets and job requirements for our customers that allow them to more accurately match individuals to open positions. Our solutions match individuals with the requisite skill sets to the appropriate jobs, thereby reducing the average learning curve and time to productivity for new hires. In addition, our solutions allow employees to more easily transfer to new positions within the organization that match their skill sets and preferences. Employee career preference management fosters increased retention of employees.

      The key benefits of our business model include:

Ease of Deployment through Hosted Model. Our hosted delivery model allows our technology solutions to be deployed quickly as our customers avoid the time required to procure, install, test and implement the hardware and software needed to support our applications. Our consultants are available to assist customers in the deployment of our solutions and to help our customers define and implement their staffing processes. Our delivery model also allows our customers to benefit from the ongoing improvements of our solution without enduring the time consuming and costly process of a system-wide upgrade.

Single Version of Application Source Code. We maintain a single version of each release of our software applications. By eliminating the significant expense associated with customization, we are able to focus our development investment on improvements to our existing applications, as well as new applications, that benefit all of our customers. Our delivery model enables us to upgrade all of our customers to a new version of our application suite more quickly and easily than traditional software models. The standardization of our application code base not only reduces the cost of our solution but also facilitates the rapid delivery of enhanced technology to our customers. Furthermore, through more in-depth quality control and testing within our controlled IT environment, our configurable solutions deliver higher levels of reliability than customized individual solutions.

Configurability. We build extensive configurability into our solutions so that our customers can deploy our applications in a manner consistent with their business drivers. Such flexibility allows us to configure our functionality for a specific industry or type of hire, such as recent college graduates or experienced engineers, without the need for customized code. Our configurable solutions serve the needs of complex organizations that have different requirements in different locations and business segments, yet require enterprise-wide availability, reporting and employee mobility. Customers also have the ability to enable or disable specific functionalities, and thus structure their solutions to meet their specific business needs.

Secure, Scalable Infrastructure. We have designed our infrastructure to scale with the needs of our current and future customers. We maintain the security infrastructure to offer access to our solutions via a point-to-point virtual private network or a single-sign-on within our customers’ domains. Our Java-based applications run on standard hardware and software and are load-balanced across multiple servers to provide consistent availability. Each tier of our architecture has been configured for independent operation and scalability to provide customers with performance and reliability.

Lower Total Cost of Ownership. Our hosted delivery model reduces the total cost of ownership for our customers by shifting the expense of designing, procuring, installing, testing and maintaining the infrastructure needed to support our applications to us. By delivering our solution on a shared, yet secure, infrastructure, we enjoy economies of scale in our deployments that our customers could not achieve through a proprietary implementation.

Recurring Revenue. Our software subscription model provides increased levels of recurring revenue and long-term predictability relative to perpetual license models. Our typical subscription agreements run approximately two to three years in duration and we have enjoyed high renewal rates since we began offering our solutions. The recurring nature of our subscription fees provides an ongoing base of revenue that allows us to better predict our financial performance in future periods.

Our Strategy

      Our strategy is to be the leading global provider of enterprise staffing management and workforce logistics solutions. Key elements of our strategy include:

Extend Our Technology Leadership. We believe we have established advanced technological capabilities and competitive advantages through extensive development on a single platform. As of March 31, 2004, we employed 242 professionals in our product management and development organizations that support an integrated solution platform that is highly configurable to meet the diverse needs of our customers. We intend to leverage our experience and our development resources to enhance our technology to capitalize on the enterprise staffing management market opportunity.

Expand Our Solution Offerings. We plan to expand our suite of solutions to deliver more value to our customers through our internal development initiatives, such as our Taleo Hourly solution enhancement introduced in February 2004. We may also pursue strategic acquisitions to broaden our suite of solutions, such as our acquisition of White Amber in October 2003 to add a temporary staffing solution. We intend to develop solutions that address additional aspects of enterprise workforce logistics, which involves the integration of comprehensive and dynamic sources of human capital demand and supply with decision support and business analytics.

Build upon Our Domain Expertise. We have compiled extensive industry-specific workforce logistics knowledge in a structured platform that we call our Staffing Topologies Knowledge Base. We will continue to work closely with our customers to further develop our content and technology offerings to meet the unique needs of specific vertical markets.

Increase Penetration of Our Existing Customer Base. We have approximately 150 customers, most of which are large organizations that have not deployed all of our solutions throughout their entire organization. We intend to cross-sell our existing solutions and our future solutions to our existing customer base.

Partner with Additional Leading Business Process Outsourcing Organizations. We intend to establish our solutions as the accepted standard for staffing management practices at leading business process outsourcing, or BPO, organizations. We intend to invest in our partnership strategy to gain access to enterprises that have chosen to broadly outsource human resource functions, as well as to mid-sized enterprises not otherwise targeted by our direct sales force.

Expand Our Multinational Presence, Functionality and Customer Base. We believe the increasing globalization of large organizations provides us with substantial opportunities to capitalize on our leadership in global deployments. We intend to expand our efforts to deploy our solutions to more companies that are based outside of North America. We also intend to enhance our multinational functionality and continue to invest in our international sales, marketing and customer support organizations.

Our Solutions

      Our integrated suite of solutions addresses multiple staff types including professional, hourly and temporary, with support for various languages as well as geographic and cultural requirements. Our solutions are specifically designed for and delivered primarily through a hosted model, using a standard web browser. Our solutions are accessed through intuitive applications designed specifically for corporate recruiters, managers, and system administrators. Our candidate-facing applications are available in 13 languages, including Chinese and Japanese.

     The Taleo Enterprise Staffing Management Suite

      The Taleo Enterprise Staffing Management Suite includes ten modular solutions that enable the management of staffing initiatives throughout large, complex organizations to reduce process variance, drive quality and consistency and create efficiencies to increase workforce productivity and enhance organizational value. Our modular solutions include the following:

Taleo Professional TM helps organizations manage professional, non-hourly staffing functions, including attracting and evaluating candidates, matching skills against job opportunities, candidate relationship management and internal employee mobility. Taleo Professional provides many-to-many matching of all candidates and employees against available job opportunities, and includes variable workflows for different types of workers, locations, workgroups and regulatory environments, as well as resume processing capabilities and proven third-party integration capabilities.

Taleo HourlyTM provides screening and validated assessment content, skills matching and resume processing capabilities, in-depth reporting, configurable workflows and proven third-party integration capabilities. The Taleo Hourly solution can be configured to fit unique and dynamic business requirements for hourly workers across various industries. Our Hourly solution provides customers with a variety of candidate application methods, such as in-store staffing stations, digital pen and paper, voice and online applications.

Taleo Workforce MobilityTM effectively aligns an organization’s existing workforce by matching the key elements of employee capabilities, training, and future career preferences with job requirements to address the changing needs of an organization. Career preference management provides organizations with the ability to understand not only employee skills but also their future career plans. Employees are able to update their profiles, receive notices of opportunities, and access corporate-wide opportunities through internal career sites.

Taleo CampusTM automates the logistical and administrative burden of campus recruitment programs through school and program-based candidate categorization and workflow. The solution allows organizations to better attract and build relationships with the right students, reduce candidate obsolescence and better match students with jobs, to decrease time to productivity, as well as to increase retention.

Taleo Workforce OnDemandTM automates and simplifies temporary labor procurement and management. The solution efficiently matches qualified temporary workers to tasks, and measures their performance against organizational standards. Taleo Workforce OnDemand integrates organizations’ existing staffing supplier bases and provides the flexibility to select any supplier, including only preferred suppliers, based on the organizations’ needs, preferences and negotiated contracts. The solution gives hiring managers easy access to data on vendor past performance, rankings and billing rates, as well as detailed information about individual temporary workers. Our Workforce OnDemand solution provides a combination of application functionality and managed services that facilitates the ongoing management of temporary workforce programs on a vendor neutral basis. Sold as a module with Workforce OnDemand is Workforce Projects, a solution that helps organizations manage large consulting projects.

Taleo AgencyTM directly links organizations with staffing agencies, allowing pre-approved third-party recruiters to directly submit candidates to our skills-based platform, saving significant time and costs. Recruiters and hiring managers use a single system to source and prescreen the best candidates, compare agency candidates with those currently in the customer’s database, and ensure that there is no duplication between the candidates agencies submit and those that apply directly to the organization, regardless of application method.

Taleo Regulatory & DiversityTM provides organizations with the ability to create consistent and scalable staffing processes that help to reduce exposure to lawsuits and regulatory actions, comply with the requirements of certain government contracts, reduce administrative costs and improve the quality of hire through support of diversity programs.

Taleo Integration includes our toolkit, which integrates our solutions with leading ERP solution providers such as Oracle, PeopleSoft and SAP, enabling organizations to leverage their investment in such solutions as well as benefit from best-of-breed functionality. Our solution also integrates staffing and assessment services such as background checking, tax credit screening, assessment and more on one common platform. Additionally, the technology supports ease-of-use initiatives.

Taleo AssessmentTM enables organizations to systematically assess candidates’ fit with organizational cultures and the needs of specific positions, by using either their own, third-party, or our proprietary behavioral and personality tests. The solution includes an application for either third-party or customer-employed industrial organization psychologists to define and manage assessment content, scoring algorithms and hiring bands. The solution also includes the ability for a candidate to easily complete assessments online or via in-store staffing stations or other alternative means. The assessment results are then included in the overall candidate profile.

Taleo Staffing Metrics ReporterTM provides comprehensive data analysis capabilities that enable our customers to make continuous process improvements. The Staffing Metrics Reporter transforms staffing data into the critical information necessary to manage staffing processes, allocate staffing and sourcing funds, identify procedural bottlenecks and measure return on investment. The Staffing Metrics Reporter offers standard proprietary reports as well as ad-hoc and custom reports that can be generated in real time. The standard reports focus on commonly used metrics that allow customers to observe and analyze staffing processes and results across the organization.

      Our Taleo Agency, Taleo Regulatory & Diversity, Taleo Assessment, Taleo Integration and Taleo Staffing Metrics Reporter solutions are sold as complements to one or more of the following solutions: Taleo Professional, Taleo Workforce OnDemand, Taleo Hourly, Taleo Workforce Mobility and Taleo Campus.

Technology

      Historically, we have maintained our solutions on a common technology infrastructure. We are in the process of integrating our Workforce OnDemand solution, obtained through our acquisition of White Amber in October 2003, into the infrastructure described below.

      Our solutions reside on a common proprietary platform, configurable for complex operations, that provides organizations with a comprehensive view of their workforces. Together, the Structured Enterprise Talent Platform and the Configurable Staffing Process Platform represent the foundation for our solutions.

The Structured Enterprise Talent Platform maintains the data elements required by our solutions. The data structure within the Structured Enterprise Talent Platform includes information on competency, experience, and level of interest in a skill or set of skills that can be matched to job requirements. This platform also allows candidates and current employees to submit their skills profiles to a company to be matched to jobs as they become available. The platform also enables an organization to inventory and search the skills of its candidates and current employees to decide between internal and external hires for new business initiatives and measure gaps in skills existing in its current workforce.

The Configurable Staffing Process Platform provides the foundation for deploying our solutions throughout an organization while adapting it locally according to the organization, location, local staffing model, types of hires and internal mobility requirements. Our platform allows our customers to configure our solution to meet their specific needs according to their internal staffing workflows.

      We deliver our solutions to nearly all of our customers on a hosted basis. Our solutions may also be deployed behind our customers’ firewalls in a Linux or Unix environment. Our technology infrastructure is designed to achieve high levels of security, scalability, performance and availability. We believe that our architecture allows us to deliver our solutions to customers more cost effectively and faster than traditional enterprise software providers. We maintain a single version of each release of our software applications within our controlled IT infrastructure. Customers are typically required to migrate to the current version within twelve months of its general release. All of our solutions are accessed through a web browser and are non-intrusive. Our solutions provide a rich, intuitive interface that our customers use to access their data with secure user names, passwords and role-based access rights. Our Java-based applications run on standard hardware and software and are load balanced across multiple servers to provide consistent availability and performance. We license technology from third-party software vendors, including Business Objects, Oracle and webMethods.

      Our solutions operate on standard Unix and Linux operating systems and common open-source software components for enhanced reliability and a scalable and secure computing environment that can accommodate significant increases in activity. Our secure infrastructure includes Secure Socket Layer offload and anti-virus appliances that help us to detect and prevent unauthorized access. Our multi-tier application architecture has been configured for independent operation and scalability to provide customers with proven performance and reliability.

      We maintain our technology infrastructure in two third-party hosting facilities in the United States, operated by Internap in New York City and IBM, at an Equinix facility, in San Jose, California. Internap also provides us with our internet connectivity at both facilities. Under the terms of these colocation agreements, our third-party hosting providers agree to provide space, electrical power and internet connectivity for our hosting infrastructure, including web servers, database servers and application servers. These agreements have multi-year terms and are not cancellable by the hosting provider except in the case of material breach by us.

      Our customers benefit from the use of a shared computing infrastructure and leverage the flexibility and security of independent application and database configurations. At the systems level, customers share the use of specialized servers and their software components, including web, application and database servers and database, search and reporting engines. Our systems architecture and technology allow us to spread the computing load required by our customers across servers for optimal performance. Our customers use our solutions independently from each other at both the application and database layers. At the database layer, each customer’s data is stored in distinct database schemas and data files, providing increased manageability and security.

Professional Services

      Our professional services organization leverages our consultants’ domain expertise and our proprietary methodologies to provide implementation services, solution optimization and training. We also provide staffing management financial metrics, research and consulting services through our iLogos Research organization. Many of our consultants have held staffing management positions at Global 2000 corporations, or senior level consulting positions at major consulting agencies or other enterprise software companies.

Taleo Methodologies

      We have developed methodologies that enable us to accelerate the deployment of our solutions across a variety of industries and enterprise staffing environments:

ACE Methodology. Working with Fortune 500 companies, we developed a supply chain approach to staffing and identified methods to optimize critical business processes, while maintaining the integrity of our customers’ business drivers. We call this approach our ACE Methodology. Our ACE Methodology addresses specific staffing processes for requisition management, position management, candidate management, collaborative workflow and hire review and analysis. Our consultants work with our customers, as a component of our consulting engagements, to implement the ACE Methodology through a complete review of current business practices, mapping our solution to the organization’s structure and processes, and ultimately configuring a skills-based platform for complete staffing management, from entry to redeployment.

Staffing Topologies. Our Staffing Topology templates enable us to understand an organization’s overall staffing environment, including internal and external business drivers, staffing models, hire types and staffing processes and to recommend best practices to optimize resulting staffing processes. Our Staffing Topologies Knowledge Base is a searchable database of descriptions of the complex staffing challenges faced within different industries and geographies. Our Staffing Topologies Knowledge Base also provides specific details of the solutions our consultants implemented to address these challenges. This knowledge base reflects years of staffing management experience across a wide variety of industries. Our consultants utilize the collective data from our Staffing Topologies Knowledge Base, as a component of our consulting engagements, to help our new customers solve their complex staffing challenges, and to help our existing customers hone their staffing practices and processes.

Implementation Services

      Our implementation services begin with a complete evaluation of a customer’s current staffing management practices, and include process engineering to leverage the configuration of the solutions and integration with existing applications to fit each organization’s dynamic business requirements. We support a consulting certification program and have a project management office that equips our consultants with a library of toolkits, forms, training documentation and workshop templates. The project management office also oversees the management of customer deployments to help enable smooth, systematic and on-time implementations.

Solution Optimization

      We provide ongoing solution optimization services to help our customers achieve desired results in quality improvement, increased productivity, cost savings and operational effectiveness after the initial deployment of our solution. As a service component of our software subscription agreements, we work with our customers to measure improvement in their staffing processes and if necessary, modify customer usage or configuration of our solutions to increase their effectiveness. In collaboration with customer project leaders, we establish an ongoing process for continual evolution and solution optimization. Using this process, our customers can promote best practice usage and end user adoption long after our solutions have been deployed.

Training

      We offer a full range of educational services including pre-deployment classroom training, train-the-trainer programs, system administrator training, post-deployment specialty training, upgrade training and eLearning/web-based training. We also utilize a variety of training tools to drive user adoption, including solution user manuals, process-specific user guides, feature-specific training exercises, a self-service website for training scheduling and registration, post-training assessments and synchronous, web-based training tools for remote users.

iLogos Research

      Our iLogos Research organization, a consulting and metrics development organization, focuses on the financial aspects of staffing management and consults with large organizations to help them optimize financial return from global staffing processes and technologies. iLogos serves large organizations throughout the world with business analytics that tie staffing technology and process improvements to reduced costs and improved financial results. Published reports and studies include:

•	Value Creation Through Corporate Careers Websites;

•	Economics of Candidate Relationship Databases;

•	Where The Jobs Are;

•	Trends in Fortune 500 Careers Web Site Recruiting;

•	Best Practices for Careers Web Site Recruiting for the Fortune 500, European 500, Canadian 100, and CAC40 (France);

•	Perception vs. Reality: Jobseeker Behavior Online; and

•	Global 500 Web Site Recruiting Surveys.

Customer Support

      Our global customer care organization provides both proactive and customer-initiated support. We deliver our multilingual technical assistance via telephone, e-mail and our web-based customer care portal, 24 hours a day, seven days a week. Our customer care organization tracks all customer support requests and reports the status of these requests to the user through our customer care portal, enabling users to know the status of their support requests, the person responsible for resolving them, and the targeted timing and process for resolution. Our senior executives review customer satisfaction reports and take action when necessary to ensure that we maintain a high level of customer satisfaction.

      We assign a service account manager, or SAM, to each of our customers. Our SAMs represent our customer’s primary contact for ongoing support, project coordination, solution optimization and release management. Our consultants and SAMs work together to ensure a smooth transition during the implementation phase of each deployment. Our SAMs learn the business operations and staffing processes of each customer and monitor the progress of our deployments to proactively drive user adoption and acceptance, minimizing the effects of change and helping our customers derive maximum benefit from our solutions.

Customers

      We currently have approximately 150 corporate customers with more than 365,000 registered users located in over 85 countries. We target large organizations with more than 5,000 employees. Our customers include organizations in the technology, manufacturing, business services, consumer goods, retail, energy, healthcare, financial services and transportation sectors. None of our customers has accounted for more than ten percent of our revenue in any of the last three years. Some of our largest customers by revenue in a variety of different industries are:

Technology
Agere Systems
Dell
HP

Manufacturing
BMW Manufacturing Corp.
Dow Chemical
Honeywell

Business Services
ARAMARK
First Data
Mercer

Consumer Goods
Colgate-Palmolive
Gillette
P&G

Retail
Blockbuster
Limited Brands
Starbucks

Energy
Direct Energy
PacifiCorp
SUEZ

Healthcare
Intermountain Health Care
Sutter Health
UnitedHealth Group

Financial Services
Mutual of Omaha
Thomson
Washington Mutual

Transportation
American Airlines
United Airlines
Yellow Corporation

      In 2003, 2002, and 2001, respectively, 12%, 14%, and 20% of our revenue was from Canada and 3%, 2% and 0% came from other locations outside of the United States. We base our determination of revenue attributable to a country on the location of the contracting party.

Customer User Groups

      We have established customer user groups to provide a forum for sharing staffing strategies and best practices, reviewing new features of our solution and identifying new customer requirements. We currently have eight self-governed, self-financed Regional Users Groups throughout the United States, Europe, Asia-Pacific and Canada. The elected leader of each Regional User Group becomes a member of the Taleo Product Council and in that capacity works directly with our Product Management Group to guide the development of our solutions. The Regional Users Groups support several Special Interest Groups focused on best practices and technology in specific areas such as campus recruiting/university relations, hourly staffing, reporting and skills-based staffing, among others. These groups benefit our customers by enabling them to share their knowledge and benefit us by providing powerful input into our product development process as well as a valuable opportunity to deepen our relationships. We host an annual user conference, Taleo WORLD. We also maintain an advisory board with members from the following organizations: the Wharton School of Business; Fidelity Employer Services Company; Limited Brands; Hewlett-Packard; UnitedHealth Group; Fidelity Investments; Johnson & Johnson; and Dow Chemical.

Sales and Marketing

      We sell our software and services primarily through our global direct sales force and in conjunction with our partners. In North America, we have sales and services offices across the United States, including Boston, Chicago, Dallas, the greater New York area and San Francisco, and in Canada, including Montreal and Toronto. Outside of North America we have sales and services offices in Amsterdam, London, Paris and Sydney.

Sales

      Our direct sales force consists of a team of account executives, solutions consultants and business developers that sell our solutions across multiple industries and geographies. Our sales professionals possess comprehensive technology and staffing expertise and domain knowledge that allows them to educate potential clients on the benefits of our solutions. We also maintain a separate team of account executives that focuses on selling new solutions and services to existing customers. Our solutions consultants work in tandem with our account executives to provide technical and product expertise in support of the sales process. Our business developers assist our direct sales force in penetrating new accounts. In addition, we have developed indirect sales relationships with BPO providers and anticipate that a growing number of sales will be made through these and similar relationships in the future. Our BPO partners use our solutions to manage enterprise staffing management for their customers as part of their broader human resource offerings.

Marketing

      Our marketing initiatives include market research, product and strategy updates with industry analysts, public relations activities, direct mail and relationship marketing programs, seminars, industry specific trade shows, speaking engagements as well as cooperative marketing with customers and partners. Our marketing team generates qualified leads and provides programs for prospects and customers that build awareness of our existing solutions as well as new products and services. Our marketing department also produces materials that include brochures, data sheets, white papers, presentations, demonstrations and other marketing tools. We also generate awareness through print advertising in select trade magazines, seminars and direct customer and partner events.

Research and Development

      Our research and development organization consists of product management and development employees. We employed 242 professionals in these areas as of March 31, 2004. Our research and development organization is primarily located in our Quebec City facility, which enables us to benefit from lower staffing costs and higher retention rates. Our development methodology allows us to implement adjustable development cycles that result in more timely and efficient delivery of new solutions and enhancements to existing solutions. We focus our research and development efforts on improving and enhancing our existing solution offerings as well as developing new solutions. The responsibilities of our research and development organization include product management, product development, and software maintenance and solution release management. We allocate a portion of our research and development expenses to the development of our technology infrastructure, including our Structured Enterprise Talent Platform and Configurable Staffing Process Platform. Our research and development expenditures, net of tax credits we received in Quebec, totaled $4.6 million, $6.5 million and $11.0 million in 2001, 2002, and 2003.

Competition

      The market for enterprise staffing solutions is highly competitive and rapidly evolving. We believe that the principal competitive factors in this market include:

•	product performance and functionality;

•	ease of implementation and use;

•	ability to integrate;

•	scalability;

•	company reputation; and

•	price.

      We believe that we compete favorably with respect to these factors. We compete with both smaller companies that provide point solutions such as BrassRing, Deploy Solutions, Hire.com, Hodes iQ, Kenexa, PeopleClick, Recruitmax, Resumix, Unicru, VirtualEdge, Webhire and Workstream and with large ERP providers, such as Oracle, PeopleSoft and SAP. We also compete with temporary staffing solution providers, such as Beeline, Chimes, Elance, Fieldglass, IQNavigator and ProcureStaff.

      Our current and potential competitors include large, established companies with a larger installed base of users, longer operating histories, and greater name recognition and resources. In addition, we compete with smaller companies who may be better able to adapt to changing conditions in the market. We cannot assure you that our competitors will not develop products or services which will be superior to ours or that will achieve greater market acceptance.

Intellectual Property

      Our success is dependent in part on our ability to protect our proprietary technology. We rely on a combination of trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology, services methodology and brand. We have registered trademarks for certain of our products and services and will continue to evaluate the registration of additional trademarks as appropriate. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information.

      Despite these efforts, it may be possible for unauthorized third parties to copy certain portions of our products or to reverse engineer or otherwise obtain and use our proprietary information. We do not have any patents or patents pending, and existing copyright laws afford only limited protection. In addition, we cannot be certain that others will not develop substantially equivalent or superior proprietary technology, or that equivalent products will not be marketed in competition with our products, thereby substantially reducing the value of our proprietary rights. Furthermore, confidentiality agreements between us and our employees or any license agreements with our clients may not provide meaningful protection of our proprietary information in the event of any unauthorized use or disclosure of it. In addition, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the United States. Accordingly, the steps we have taken to protect our intellectual property rights may not be adequate and we may not be able to protect our proprietary software in the United States or abroad against unauthorized third party copying or use, which could significantly harm our business.

      In addition, we license third-party technologies that are incorporated into some elements of our services. Licenses from third-party technologies may not continue to be available to us at a reasonable cost, or at all.

Employees

      As of March 31, 2004, we had 532 employees, as compared to 479 as of December 31, 2003. The employee count as of December 31, 2003, reflects an increase of 39% from 345 employees as of December 31, 2002. In 2003, we gained 47 employees from our acquisition of White Amber. None of our employees is represented by a collective bargaining agreement and we have never experienced a strike or similar work stoppage. We consider our relationship with our employees to be good.

Facilities

      Our principal offices are in San Francisco, where we lease approximately 5,500 square feet of space, and in Quebec City, where we lease approximately 48,000 square feet of space used primarily by our research and development group. We plan to lease additional space in San Francisco. In North America, we have additional offices across the United States, including Boston, Chicago, Dallas and the greater New York area, and Canada, including Montreal and Toronto. Outside of North America we have sales and services offices in Amsterdam, London, Paris and Sydney. We believe that our facilities, including the additional space in San Francisco, are adequate for current needs and that suitable additional or substitute space will be available as needed to accommodate foreseeable expansion of our operations.

Legal Proceedings

      On October 1, 2002, Bernard Hodes Group, Inc. filed a lawsuit against us in the Supreme Court of the State of New York, County of New York, alleging breach of contract, deceptive acts and practices in violation of New York state law, promissory estoppel, money had and received, and quantum meruit arising from an alleged failure to pay referral fees for Bernard Hodes Group’s introduction of clients to us. The complaint seeks damages in an amount equal to thirty percent of all revenue following the first year of execution of a contract and twenty percent thereafter from certain customers allegedly referred to us by Bernard Hodes Group. We have filed counterclaims for misappropriation of trade secrets, unfair competition, breach of duty, and breach of contract arising from Bernard Hodes Group’s allegedly unauthorized use of our proprietary information and the introduction of a competing product. Although we believe we have meritorious defenses and counterclaims, litigating the case will require the expenditure of financial resources and management time. In the event of an adverse result, we may have to make a payment to Bernard Hodes Group, which could have a material effect on our operating results or financial condition.

      In addition, we are involved in various legal proceedings arising from the normal course of business activities. In our opinion, resolution of these proceedings are not expected to have a material adverse impact on our operating results or financial condition. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect our future operating results or financial condition in a particular period.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth certain information with respect to our executive officers and directors as of April 30, 2004.

Name	Age	Position(s)

Louis Tetu	39	Chief Executive Officer, President and Chairman of the Board of Directors
Guy Gauvin	36	Executive Vice President, Worldwide Operations
Tom Lavey	59	Executive Vice President, Sales and Business Development
Jean Lavigueur	43	Chief Financial Officer and Secretary
Martin Ouellet	38	Vice President, Product Management and Founder
Diane Pardee	44	Senior Vice President, Corporate Marketing and Communication
Mark Bertelsen	60	Director
Eric Herr	56	Director
James Maikranz	57	Director
Jeffrey Schwartz	39	Director
Robert Talbot	53	Director
Michael Tierney	51	Director

      Louis Tetu has served as our chief executive officer and chairman of the board of directors since July 1999 and as our president since March 2004. Prior to joining us, Mr. Tetu served as president of Baan Supply Chain Solutions, an enterprise applications vendor, from May 1996 to December 1998, following its acquisition of Berclain Group Inc., a supply chain management solutions vendor. Mr. Tetu co-founded and served as vice president of Berclain Group from 1987 to April 1996. Mr. Tetu also serves on the board of directors of L’Entraide Mutual Life Insurance Company of Canada. Mr. Tetu holds a bachelor’s degree in mechanical engineering from Laval University in Canada.

      Guy Gauvin has served as our executive vice president, worldwide operations since March 2002. Prior to serving as executive vice president, worldwide operations, Mr. Gauvin served as our vice president, customer services from August 1999 to March 2002. Prior to joining us, from May 1995 to August 1999, Mr. Gauvin served as vice president of global services at Baan Supply Chain Solutions. Mr. Gauvin holds a bachelor’s degree in mechanical engineering from Laval University in Canada.

      Tom Lavey has served as our executive vice president, sales and business development since September 2003. Prior to joining us, Mr. Lavey served as executive vice president of sales and service of MS2, Inc., a software company, from January 2002 to May 2003. Prior to MS2, Mr. Lavey served as vice president of sales of Extricity, Inc., which was acquired by Peregrine Systems, Inc., an enterprise software company, from October 2001 to January 2002, and as senior vice president of sales of i2 Technologies, a supply chain management solutions provider, from January 2001 to September 2001. From May 1994 to June 1999, Mr. Lavey served as vice president of sales of Oracle Corporation, an enterprise software company. Mr. Lavey also serves on the board of directors of Top Image Systems Ltd. Mr. Lavey holds a bachelor’s degree in mathematics from Penn State University and a master’s degree in business administration from the University of Southern California.

      Jean Lavigueur has served as our chief financial officer and secretary since August 1999. Prior to joining us, Mr. Lavigueur served as chief financial officer of Baan Supply Chain Solutions from May 1996 to February 1999, and as chief financial officer of Berclain Group from May 1991 to April 1996. Prior to Berclain Group, Mr. Lavigueur was a director with Coopers & Lybrand (now PricewaterhouseCoopers

LLP), an accounting firm. Mr. Lavigueur holds a bachelor’s degree in business from Laval University in Canada and has been a Chartered Accountant since 1986.

      Martin Ouellet, the founder of our company, has served as our vice president, product management since June 2002. Mr. Ouellet also served as president and as a director from our inception to March 2004. Prior to founding our company, Mr. Ouellet served from 1996 to May 1999 as founder and president of Viasite Inc., an online Canadian job board. Prior to Viasite, Mr. Ouellet was product manager for EXFO Electro-Optical Engineering, a fiber-optic test equipment provider, from March 1993 to January 1996, and a director of R&D software development at Bell Canada, a communications company, from April 1991 to March 1993. Mr. Ouellet holds a bachelor’s degree in computer engineering from Concordia University in Canada.

      Diane Pardee has served as our senior vice president, corporate marketing and communication since September 2000. Prior to joining us, Ms. Pardee was vice president of Adam Friedman Associates, a corporate and investor relations firm, from September 1999 to September 2000. Prior to Adam Friedman Associates, Ms. Pardee was vice president of corporate communication of Journal Register Company, a national media company, from September 1993 to March 1999. Ms. Pardee holds a bachelor’s degree in English from East Stroudsburg University and a master’s degree in business administration from Rutgers University.

      Mark Bertelsen has served as a director since June 2000. Mr. Bertelsen joined the law firm of Wilson Sonsini Goodrich & Rosati in 1972, was the firm’s managing partner from 1991 to 1996 and is currently a member of the firm’s Policy Committee of Senior Partners. Mr. Bertelsen also serves on the boards of directors of Autodesk, Inc., Informatica Corporation, and Kana Software, Inc. Mr. Bertelsen holds a bachelor’s degree in political science from the University of California, Santa Barbara, and a law degree from the University of California, Berkeley.

      Eric Herr has served as a director since March 2004. Mr. Herr has served as an executive-in-residence at the Whittemore School of Business at the University of New Hampshire since September 1999. Mr. Herr previously served as president and chief operating officer of Autodesk, Inc., a design software and digital content company, from September 1996 to September 1999. Mr. Herr also served as Autodesk’s chief financial officer from May 1992 until September 1996, as vice president, finance and administration from January 1995 to May 1995, and as vice president, emerging businesses from December 1992 through January 1995. Mr. Herr holds a bachelor’s degree in economics from Kenyon College and a master’s degree in economics from Indiana University.

      James Maikranz has served as a director since November 2003. Mr. Maikranz previously served as senior vice president, worldwide sales, at J.D. Edwards & Company, an enterprise software company, from 1998 to 2001. Prior to joining J.D. Edwards, Mr. Maikranz served as senior vice president of worldwide sales for SAP, an enterprise software company, from 1991 to 1998. Mr. Maikranz also serves on the board of directors of IONA Technologies PLC.

      Jeffrey Schwartz has served as a director since January 2001. Mr. Schwartz is a managing director of Bain Capital Investors, LLC, a private investment firm. Prior to joining Bain Capital Investors in March 2000, Mr. Schwartz was a vice president of Wellington Management Company, LLP, an investment management firm, from January 1999 to February 2000, and a vice president with Merrill Lynch, Pierce, Fenner & Smith Incorporated, an investment banking firm, from August 1994 to January 1999. Mr. Schwartz holds a bachelor’s degree in economics from Dartmouth College and a master’s degree in business administration from Harvard University.

      Robert Talbot has served as a director since June 2000. Mr. Talbot is president of Telsoft Ventures Inc., the general partner of Telesystem Software Ventures Limited Partnership, a venture capital firm, and is also president of Telsoft Management Inc., a management company that manages the portfolio of Telesystem Ltd., a private equity company, since September 2002. Mr. Talbot occupied various executive positions within Telesystem Ltd. and its affiliates from 1995 to 2002. Prior to joining the Telesystem group in September 1995, Mr. Talbot was director at Capital Communications CDPQ, a subsidiary of the Caisse de dépôt et placement du Québec, Canada’s largest pension fund. Mr. Talbot holds a bachelor’s degree in commerce from École des Hautes Études Commerciales in Montréal.

      Michael Tierney has served as a director since February 2001. Mr. Tierney is the chief executive officer of Seneca Investments LLC, the successor in interest to the investments formerly held by Communicade, LLC, a division of Omnicom Group Inc., a global marketing and corporate communications company. Prior to joining Seneca Investments in May 2001, Mr. Tierney was president of Communicade from October 2000 to May 2001. From 1995 until October 2000, Mr. Tierney was an investment and merchant banker with Ecoban Finance Limited, a trade finance and corporate advisory company. From 1983 to 1995, Mr. Tierney was an investment and merchant banker with Lehman Brothers Inc., an investment banking firm. Mr. Tierney holds a bachelor’s degree in English from the University of Maryland and a law degree from the University of Chicago.

Board Composition

      Our board of directors currently consists of seven members. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and seven directors are currently authorized. In accordance with our restated certificate of incorporation, immediately after this offering our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. Our directors have been divided among the three classes as follows:

•	The Class I directors will be Mark Bertelsen and Robert Talbot, and their terms will expire at the annual meeting of stockholders to be held in 2005.

•	The Class II directors will be Eric Herr and Michael Tierney, and their terms will expire at the annual meeting of stockholders to be held in 2006.

•	The Class III directors will be James Maikranz, Jeffrey Schwartz and Louis Tetu, and their terms will expire at the annual meeting of stockholders to be held in 2007.

      Our bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors will make it more difficult for a third party to acquire control of our corporation.

      There are no family relationships among any of our directors or executive officers.

Director Compensation

      In connection with their election to our board of directors, James Maikranz and Eric Herr were each granted an option to purchase 80,000 shares of our Class A common stock at exercise prices of $0.50 and $3.00, respectively. These options vest over a four-year period, at a rate of 25% upon the first anniversary on their vesting commencement dates and then at a rate of 1/48th per month thereafter. In addition, for fiscal 2004, Mr. Herr was awarded cash compensation of $15,000 and an additional $25,000 for serving as chairman of our audit committee.

      Effective upon the completion of this offering, our non-employee directors who are not affiliated with our venture capital investors will receive $3,000 per physical meeting attended in person, $1,000 per physical meeting attended via teleconference and will be entitled to reimbursement of business, travel and other related expenses incurred in connection with their attendance at meetings of the board of directors and committee meetings. For telephonic meetings of the board of directors, non-employee directors who are not affiliated with our venture capital investors will receive $500 per meeting. Non-employee directors who are not affiliated with our venture capital investors will receive $500 per committee meeting attended, whether physical or telephonic, and the chairman of each committee will receive an additional $500 per committee meeting attended. In addition, our directors, including non-employee directors who are not affiliated with our venture capital investors, will be eligible to receive stock options under our 2004 Stock Plan. Non-employee directors who are not affiliated with our venture capital investors who join our board of directors after completion of this offering will receive automatic, non-discretionary initial options to acquire 25,000 shares of our Class A common stock, subject to three-year vesting. Directors who have served at least six months with us will also receive an annual option of 6,000 shares beginning at the first annual meeting following the completion of this offering, which will be subject to annual vesting. See “Benefit Plans — 2004 Stock Plan.”

Committees of the Board of Directors

      Our board of directors has an audit committee, a compensation committee, and a corporate governance and nominating committee, each of which will have the composition and responsibilities described below as of the completion of this offering:

Audit Committee

      Our audit committee will be comprised of Eric Herr, Robert Talbot and Michael Tierney, each of whom is a non-employee member of our board of directors. Our board has determined that each member of our audit committee meets the requirements for independence under the current requirements of the Nasdaq Stock Market and SEC rules and regulations. The board of directors has determined that Mr. Herr is an “audit committee financial expert” as defined in SEC rules. The audit committee will be responsible for, among other things:

•	overseeing the accounting and financial reporting processes and audits of our financial statements;

•	overseeing and monitoring (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, (c) our independent auditor’s qualifications, independence and performance, and (d) our internal accounting and financial controls; and

•	providing to the board additional information and materials as it deems necessary to make the board aware of significant financial matters that require the attention of the board.

Compensation Committee

      Our compensation committee will be comprised of Robert Talbot and Jeffrey Schwartz, each of whom is a non-employee member of our board of directors. The compensation committee will be responsible for, among other things:

•	overseeing our compensation policies, plans and benefit programs and making recommendations to the board with respect to improvements or changes to the plans and other plans proposed for adoption;

•	reviewing and approving for our chief executive officer and other executive officers: (a) annual base salary, (b) annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements, and change in control agreements/provisions, (e) signing bonuses or payment of relocation costs, and (f) any other benefits, compensation or arrangements;

•	approving and evaluating the compensation plans, policies and programs for executive officers; and

•	acting as administrator of our equity compensation plans.

Corporate Governance and Nominating Committee

      Our corporate governance and nominating committee will be comprised of Mark Bertelsen, Eric Herr, James Maikranz, Jeffrey Schwartz, Robert Talbot and Michael Tierney, each of whom is a non-employee member of our board of directors. The corporate governance and nominating committee will be responsible for, among other things:

•	reviewing and making recommendations to the board regarding matters concerning corporate governance;

•	reviewing the composition and performance of the board and making recommendations to the board regarding director nominees and director compensation;

•	reviewing and making recommendations to the board regarding committees and their composition; and

•	reviewing conflicts of interest of members of the board of directors and officers.

Compensation Committee Interlocks and Insider Participation

      No member of our board of directors or compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

      The following table sets forth information regarding the compensation of our chief executive officer and the four other most highly compensated executive officers during the fiscal year ended December 31, 2003. We refer to these executive officers, together with the chief executive officer, as the named executive officers. All amounts derived from Canadian dollars contained in this table have been expressed in U.S. dollars based on the noon buying rate for the Canadian dollar of C$1.2923 per U.S. dollar on December 31, 2003.

Summary Compensation Table

				Long-term
	Annual Compensation			Compensation

			Other Annual	Securities	All Other
Name and Principal Position	Salary	Bonus	Compensation(1)	Underlying Options	Compensation(2)

Louis Tetu	$193,454	$146,390	$1,136	200,000	$237
Chief Executive Officer
Guy Gauvin	$129,227	$66,115	$1,136	120,000	$237
Executive Vice President, Worldwide Operations
Jean Lavigueur	$123,810	$48,363	$1,136	70,000	$237
Chief Financial Officer and Secretary
Martin Ouellet	$100,596	$30,429	$992	35,000	$233
Vice President, Product Management and Founder
Diane Pardee	$155,000	$42,593	$3,736	70,000	$1,614
Senior Vice President, Corporate Marketing and Communication

(1)	Includes medical insurance premiums paid by us pursuant to employee benefit programs available to all employees.

(2)	Includes life insurance premiums paid by us pursuant to employee benefit programs available to all employees.

Stock Option Grants in Last Fiscal Year

      The following table sets forth information regarding grants of stock options to each of the named executive officers during the fiscal year ended December 31, 2003. The percentage of total options set forth below is based on an aggregate of 4,667,802 options granted to employees during the fiscal year ended December 31, 2003. All options were granted at the fair market value of our Class A common stock, as determined by our board of directors, on the date of grant.

	Individual Grants(1)
					Potential Realizable
		Percentage			Value at Assumed
		of Total			Annual Rates of
	Number of	Options			Stock Price
	Securities	Granted to			Appreciation for
	Underlying	Employees			Option Term(2)
	Options	in Fiscal	Exercise	Expiration
Name	Granted	Year	Price	Date	5%	10%

Louis Tetu	200,000	4.28%	$0.50	01/01/13
Guy Gauvin	120,000	2.57%	$0.50	01/01/13
Jean Lavigueur	70,000	1.50%	$0.50	01/01/13
Martin Ouellet	35,000	0.75%	$0.50	01/01/13
Diane Pardee	70,000	1.50%	$0.50	01/01/13

(1)	These options were granted under our 1999 Stock Plan. The options vest over a four-year period, at a rate of 25% upon the first anniversary of their vesting commencement dates and then at a rate of 1/48 per month thereafter. See “Benefit Plans — 1999 Stock Plan” for a further description of certain terms relating to these options. In addition, the stock options granted to certain of our officers are subject to vesting acceleration provisions. See “Employment Agreements and Change of Control Arrangements.”

(2)	Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with SEC rules based on the initial public offering price of $ per share, and do not represent our estimate or projection of the future stock price.

Option Exercises In Last Fiscal Year and Fiscal Year-End Option Values

      None of the named executive officers exercised options during the fiscal year ended December 31, 2003. The following table sets forth the number and value of securities underlying options held by our named executive officers as of December 31, 2003:

			Number of Securities		Value of Unexercised
			Underlying Unexercised Options		In-The-Money Options
	Shares		at Fiscal Year End		at Fiscal Year End(1)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Louis Tetu	—	—	2,687,501	262,499
Guy Gauvin	—	—	979,167	140,833
Jean Lavigueur	—	—	1,368,111	83,889
Martin Ouellet	—	—	729,167	55,833
Diane Pardee	—	—	143,194	71,806

(1)	There was no public trading market for our Class A common stock as of December 31, 2003. Accordingly, as permitted by the SEC’s rules, these values have been calculated based on a fair market value of our Class A common stock of $ per share, less the applicable exercise price.

Employment Agreements and Change of Control Arrangements

Employment Agreements with Certain Executive Officers

      Three of our executive officers, Louis Tetu, Jean Lavigueur and Martin Ouellet, have entered into employment agreements with our subsidiary, Recruitsoft (Canada) Corporation Inc. Under the employment agreements, in the event an officer’s employment is involuntarily terminated other than for cause, as such term is defined in the employment agreement, the officer will receive a severance payment equal to six months of his then current base salary payable in equal monthly installments, and continued participation in our health, dental and life insurance programs for six months.

      In addition, the employment agreements provide for annual salary amounts that may be adjusted from time to time by the board of directors. Also, under the employment agreements, the officers are subject to noncompetition and nonsolicitation covenants during the term of employment and for three years following termination of employment, as well as customary confidentiality and nondisclosure covenants for the term of employment and thereafter.

      The compensation committee of the board of directors sets the specific goals and amount for incentive bonus compensation on an annual basis for the chief executive officer and the other executive officers. Incentive bonus compensation is based upon a subjective consideration of factors including the executive officer’s level of responsibility, individual performance, contributions to our success and our general financial performance.

Management Stock Option Agreements

      In September 2002, the board of directors authorized us to amend the stock option agreements of certain executive officers in an effort to ensure the continued service of our key executives in the event of a change of control the company. The stock option agreements between us and Louis Tetu, Guy Gauvin, Jean Lavigueur and Martin Ouellet provide that, if within one year following a change in control such officer is involuntarily terminated, which includes a termination other than for cause (as each term is defined in the stock option agreement), each such option will become fully vested and exercisable.

Benefit Plans

1999 Stock Plan

      Our 1999 Stock Plan was adopted by our board of directors in October 1, 1999, and our stockholders initially approved our 1999 Stock Plan in October 1999. Our 1999 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.

      Our board of directors has determined that no future options will be granted under our 1999 Stock Plan following the effective date of this offering. A total of 17,093,835 shares of our common stock were authorized for issuance under this plan. As of March 31, 2004, options to purchase an aggregate of                      shares of our common stock were outstanding. The options outstanding at the time of this offering will remain subject to the terms of the agreements evidencing those options and the terms of the 1999 Stock Plan, and such options will continue to be administered by our board of directors.

      The maximum term a stock option granted under our 1999 Stock Plan may have is ten years. Generally, stock options will terminate three months after the optionee’s service to us or a parent or subsidiary company ends. If the termination is due to the optionee’s death or disability, the exercise period generally is extended to twelve months after death or termination of employment. Stock options granted under our 1999 Stock Plan are not transferable and may be exercised only by the optionee during his or her lifetime (or his or her designated beneficiary or heir).

      Our 1999 Stock Plan provides that in the event of a merger or sale of substantially all of the assets, the successor corporation will assume or substitute each outstanding option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the outstanding option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

2003 Series D Preferred Stock Plan

      Our 2003 Series D Preferred Stock Plan was adopted by our board of directors in October 2003, and our stockholders initially approved our 2003 Series D Preferred Stock Plan in October 2003. Our 2003 Series D Preferred Stock Plan provides for the grant of nonstatutory stock options to our employees.

      Our board of directors has determined that no future options will be granted under our 2003 Series D Preferred Stock Plan following the effective date of this offering. A total of 1,238,926 shares of our Series D preferred stock were authorized for issuance under this plan. As of March 31, 2004, options to purchase an aggregate of 1,238,926 shares of our Series D preferred stock were outstanding, and no shares were available for future grant. The options outstanding at the time of this offering will remain subject to the terms of the agreements evidencing those options and the terms of the 2003 Series D Preferred Stock Plan, and such options will continue to be administered by our board of directors.

      The maximum term a stock option granted under our 2003 Series D Preferred Stock Plan may have is ten years. Generally, stock options will terminate three months after the optionee’s service to us or a parent or subsidiary company ends. If the termination is due to the optionee’s death or disability, the exercise period generally is extended to twelve months after death or termination of employment. Stock options granted under our 2003 Series D Preferred Stock Plan are not transferable and may be exercised only by the optionee during his or her lifetime (or his or her designated beneficiary or heir).

      Our 2003 Series D Preferred Stock Plan provides that in the event of a merger or sale of substantially all of the assets, the successor corporation will assume or substitute each option. If the outstanding options are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option as to all of the shares subject to the option, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option will terminate upon the expiration of the 15-day period.

Viasite Inc. Stock Plan

      We assumed our Viasite Inc. Stock Plan in November 1999 in connection with the exchangeable share transaction between us and 9090-5415 Quebec Inc (formerly Viasite Inc.). Our Viasite Inc. Stock Plan provides for the grant of stock options and stock purchase rights to employees, directors and consultants.

      Our board of directors has determined that no future options will be granted under our Viasite Inc. Stock Plan. As of March 31, 2004, options to purchase an aggregate of 1,862,857 shares of our Class A common stock were outstanding under this plan. The options outstanding at the time of this offering will remain subject to the terms of the agreements evidencing those options and the terms of our Viasite Inc. Stock Plan, and such options will continue to be administered by our board of directors.

      The maximum term a stock option granted under our Viasite Inc. Stock Plan may have is ten years. Generally, stock options will terminate forty-five days after the optionee’s service to us or a parent or subsidiary company ends. If the termination is due to the optionee’s death or disability, the exercise period generally is extended to twelve months after death or termination of employment. Stock options granted under our Viasite Inc. Stock Plan are not transferable and may be exercised only by the optionee during his or her lifetime (or his or her designated beneficiary or heir).

      Our Viasite Inc. Stock Plan provides that in the event of a merger or sale of substantially all of the assets, the successor corporation will assume or substitute each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

2004 Stock Plan

      Our 2004 Stock Plan was adopted by our board of directors in March 2004. Subject to approval by our stockholders, which we anticipate in May 2004, the 2004 Stock Plan will become effective upon the completion of this offering. This plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986 to our employees and nonstatutory stock options, restricted stock, stock appreciation rights, performance units, performance shares and deferred stock units to our employees, directors and consultants. No awards have yet been issued pursuant to our 2004 Stock Plan. The plan also provides for the automatic periodic grant of nonstatutory stock options to our non-employee directors.

      Number of Shares of Common Stock Available Under the 2004 Stock Plan. A total of 500,000 shares of our Class A common stock will be reserved for issuance pursuant to our 2004 Stock Plan. Additionally, upon the completion of this offering,           authorized but unissued shares under our 1999 Stock Plan, plus any shares returned to our 1999 Stock Plan as a result of termination of options or repurchase of shares issued thereunder, will be transferred to our 2004 Stock Plan for future issuance. In addition, our 2004 Stock Plan provides for annual increases in the number of shares available for issuance under our 2004 Stock Plan on the first day of each fiscal year, beginning with our fiscal year 2005, equal to the lesser of:

•	1,500,000 shares, or

•	3% of the outstanding shares of our common stock on the first day of our fiscal year, or

•	a lesser amount as our board of directors may determine.

      If an option, grant of restricted stock, stock appreciation right, performance unit, performance share or deferred stock unit, each referred to as an award, expires or becomes unexercisable without having been exercised in full, is forfeited back to or repurchased by us or is surrendered pursuant to an option exchange program, the unpurchased shares, or forfeited or repurchased shares, which were subject to such award will become available for future grant or sale under our plan, unless our plan has terminated. However, shares that have actually been issued under our plan under any award, will not be returned to our plan and will not be available for future distribution under our plan, except if unvested shares of restricted stock, performance shares, performance units or deferred stock units are repurchased by us at their original price, in which case such shares will be available for future grant under our plan.

      Administration of the 2004 Stock Plan. Our board of directors, or one or more committees appointed by our board, will administer our 2004 Stock Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price, which may be changed by the administrator after the date of grant with the consent of the stockholders, the number of shares subject to each award, the exercisability of the awards and the form of consideration payable upon exercise.

      Options. The administrator will determine the exercise price of options granted under our 2004 Stock Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) and all incentive stock options, the exercise price generally must be at least equal to the fair market value of our common stock on the date of grant. After termination of one of our employees, directors or consultants, he or she (or his or her designated beneficiary or heir) may exercise his or her option for the period of time stated in the option agreement. If termination is due to death or disability, the option generally will remain exercisable for 12 months following such termination. In all other cases, the option generally will remain exercisable for three months. However, an option may never be exercised later than the expiration of its term. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the date of grant. The administrator determines the term of all other options. No optionee may be granted options to purchase more than 500,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted additional options to purchase up to 500,000 shares.

      Restricted Stock. Restricted stock awards are awards of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator may impose whatever conditions to vesting it determines to be appropriate. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator determines the purchase price of any grants of restricted stock and, unless the administrator determines otherwise, shares that do not vest typically will be subject to forfeiture or to our right of repurchase, which we may exercise upon the voluntary or involuntary termination of the purchaser’s service with us for any reason including death or disability.

      Stock Appreciation Rights. A stock appreciation right is the right to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant, for that number of shares of our common stock with respect to which the stock appreciation right is exercised. We may pay the appreciation in either cash, in shares of our common stock with equivalent value, or in some combination, as determined by the administrator. The administrator determines the exercise price of stock appreciation rights, except that the exercise price of stock appreciation rights granted in connection with stock options generally must be equal to the exercise price of the related stock option. The administrator also determines the vesting schedule and other terms and conditions of stock appreciation rights; however, stock appreciation rights expire under the same rules that apply to stock options. No participant may be granted stock appreciation rights with respect to more than 500,000 shares in any fiscal year. In connection with his or her initial service, a participant may be granted additional stock appreciation rights with respect to up to 500,000 shares.

      Performance Shares and Performance Units. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The performance goals may be based upon the achievement of company-wide, divisional or individual goals, applicable securities laws or other bases determined by the administrator. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date.

      Deferred Stock Units. Deferred stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The administrator determines the terms and conditions of deferred stock units.

      Automatic Grants to Non-employee Directors. Our 2004 Stock Plan also provides for the automatic grant of nonstatutory options to our non-employee directors who are not affiliated with our venture capital investors. Each eligible non-employee director appointed to the board after the completion of this offering automatically will receive an initial option to purchase 25,000 shares upon such appointment (except for those directors who become non-employee directors by ceasing to be employee directors). This option will vest as to one-third of the shares subject to the option on each anniversary of the date of grant, subject to his or her continued service as a director on each relevant vesting date. In addition, each eligible non-employee director automatically will receive a subsequent option to purchase 6,000 shares immediately following each annual meeting of our stockholders beginning in 2005, if he or she has served as a director for at least the previous six months. This option will vest as to 100% of the shares subject to the option on the first anniversary of the date of grant, subject to his or her continued service as a director on the vesting date. All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to fair market value on the date of grant. The administrator may change the number of shares subject to the initial and subsequent options.

      Transferability of Awards. Unless the administrator determines otherwise, our 2004 Stock Plan does not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the participant may exercise an award during his or her lifetime.

      Adjustments upon Merger or Change in Control. Our 2004 Stock Plan provides that in the event of a merger with or into another corporation or our “change in control,” including the sale of all or substantially all of our assets, the successor corporation will assume or substitute an equivalent award for each outstanding award. Any outstanding options or stock appreciation rights not assumed or substituted for will be fully vested and exercisable, including as to shares that would not otherwise have been vested and exercisable, for a period of 15 days from the date of notice to the optionee. The option or stock appreciation right will terminate at the end of the 15-day period. Any restricted stock, performance shares, performance units or deferred stock units, not assumed or substituted for will be fully vested as to all of the shares subject to the award, including shares which would not otherwise be vested. In the event an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, the options he or she received pursuant to the automatic grant provisions will fully vest and become immediately exercisable.

      Amendment and Termination of Our 2004 Stock Plan. Our 2004 Stock Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2004 Stock Plan provided it does not adversely affect any award previously granted under our plan.

2004 Employee Stock Purchase Plan

      Our 2004 Employee Stock Purchase Plan was adopted by our board of directors in March 2004. Subject to approval by our stockholders, which we anticipate in May 2004, the 2004 Employee Stock Purchase Plan will become effective upon the completion of this offering.

      Number of Shares of Common Stock Available Under Our Plan. A total of 500,000 shares of our Class A common stock will be made available for sale. In addition, our 2004 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under our 2004 Employee Stock Purchase Plan on the first day of each fiscal year, beginning with our fiscal year 2005 and ending with our fiscal year 2014, equal to the lesser of:

•	1,000,000 shares, or

•	2% of the outstanding shares of our common stock on the first day of our fiscal year, or

•	a lesser amount as our board of directors may determine.

      Administration of Our Plan. Our board of directors or a committee appointed by our board will administer our plan and will have full and exclusive authority to interpret its terms and to determine eligibility under it.

      Eligibility to Participate. Our employees and employees of designated subsidiaries are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under our 2004 Employee Stock Purchase Plan if such employee:

•	immediately after the grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	whose rights to purchase stock under all of our employee stock purchase plans accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

      Offering Periods and Contributions. Our 2004 Employee Stock Purchase Plan is intended to qualify for preferential tax treatment under Section 423 of the Internal Revenue Code of 1986 and provides for consecutive 6-month offering periods. The offering periods generally will start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after February 1, 2005. All eligible employees will be automatically enrolled in the first offering period, but payroll deductions and continued participation in the first offering period will not be determined until after the effective date of the Form S-8 registration statement which is intended to register the shares reserved for issuance under our plan.

      Our plan permits participants to purchase shares of our common stock through payroll deductions of up to 10% of their eligible compensation which includes a participant’s base straight time gross earnings, commissions, overtime and shift premiums, but excludes all other compensation paid to our employees. A participant may purchase no more than 10,000 shares during any offering period.

      Purchase of Shares. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or on the last day of an offering period. If there are overlapping offering periods, in the event the fair market value at the end of an offering period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their accumulated payroll deductions to date upon withdrawal. Participation ends automatically three months following termination of employment with us unless terminated earlier at the participants’ request.

      Transferability of Rights. A participant may not transfer rights granted under our 2004 Employee Stock Purchase Plan other than by will or the laws of descent and distribution. A participant may file with the administrator a written designation of a beneficiary who will receive the shares and cash, if any, from such participant’s account under the plan in the case of his or her death.

      Adjustments Upon Merger or Change in Control. In the event of a merger with or into another corporation or a “change in control,” including the sale of all or substantially all of our assets, a successor corporation may assume or substitute for each outstanding option. If the successor corporation does not assume or substitute for the outstanding options, any offering periods then in progress will be shortened by setting a new exercise date, any offering periods then in progress will end on the new exercise date and participant payroll deductions held by us will be used to purchase shares of our common stock on the new exercise date. In this event, the administrator will provide notice of the new exercise date to each optionee at least ten business days before the new exercise date.

      Amendment and Termination. The administrator has the authority to amend or terminate our 2004 Employee Stock Purchase Plan, except that, subject to certain exceptions described in our plan, no such action may adversely affect any outstanding rights to purchase stock under our 2004 Employee Stock Purchase Plan.

401(k) Plan

      We maintain a 401(k) retirement savings plan covering substantially all our U.S. employees. Each participant may contribute to the 401(k) plan, through payroll deductions, up to a statutorily prescribed annual limit of $13,000 in 2004, subject to statutory limitations imposed by the Internal Revenue Service. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds. Employees are eligible for a discretionary contribution from us based on each employee’s total contribution, not to exceed 6% of an employee’s compensation. We have not made any discretionary contributions to the 401(k) plan.

Limitation on Liability and Indemnification Matters

      As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

      These limitations of liability do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of the liability of a director, then the liability of our directors will be eliminated or limited to the furthest extent permitted by Delaware law as so amended.

      Our certificate of incorporation and bylaws provide that we shall indemnify our officers, directors and other agents to the full extent permitted by Delaware law. Our bylaws permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification, and to provide indemnification in circumstances in which indemnification is otherwise discretionary under Delaware law. Our bylaws specify circumstances in which indemnification for our directors and executive officers is mandatory and when we may be required to advance expenses before final disposition of any litigation.

      We have entered into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. The indemnification agreements require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; and

•	in certain cases obtain directors’ and officers’ insurance.

      We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents. We are not aware of any pending or threatened litigation or proceeding that may result in claims for indemnification by a director, officer, employee or agent.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      We describe below transactions and a series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of our Class A common stock or any member of their immediate family had or will have a direct or indirect material interest.

Series C Preferred Stock Financing

      In January 2001 we sold an aggregate of 51,962,931 shares of our Series C preferred stock, at a purchase price of $0.4907 per share, to raise capital to finance our operations. Each share of Series C preferred stock will convert into approximately one share of Class A common stock upon completion of this offering. The following 5% stockholders purchased shares in that financing:

	Number of	Aggregate
Purchaser	Shares Purchased	Purchase Price

Entities affiliated with Bain Capital Investors, LLC	20,173,844	$9,900,000.00
Entities affiliated with Seneca Investments LLC	3,056,643	$1,500,000.00
General Catalyst Group LLC	10,188,810	$5,000,000.00
Entities affiliated with Telesystem Ltd.	11,207,691	$5,500,000.00

      Jeffrey Schwartz, one of our directors, is a managing director of Bain Capital Investors, LLC. Michael Tierney, one of our directors, is the chief executive officer of Seneca Investments LLC. Robert Talbot, one of our directors, is the president of Telsoft Ventures, Inc., the general partner of Telesystem Software Ventures Limited Partnership, an indirect subsidiary of Telesystem Ltd.

Certain Transactions

      Pursuant to an investor rights agreement between us and certain of our stockholders, certain entities affiliated with Bain Capital Investors, LLC have the right to purchase up to five percent of an aggregate of the securities offered by us in a public offering, at the offering price per share, net of underwriting discounts and commissions. These entities have not informed us whether they intend to exercise this right in connection with this offering of our Class A common stock. If such entities do exercise this right in connection with this offering, we will register the issuance of the shares of Class A common stock purchased by them.

      During the year ended December 31, 2001, the Company paid approximately $600,000 for marketing expenses to Beauchesne, Ostiguy & Simard Inc. Beauchesne, Ostiguy & Simard Inc. is partially owned and controlled by an immediate family member of Louis Tetu, our chief executive officer. In addition, on March 1, 2002, we issued a warrant for 15,500 shares at an exercise price per share equal to $0.50 to Beauchesne, Ostiguy & Simard Inc. in connection with such transaction.

      The law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, acts as our principal outside counsel. Mark Bertelsen, one of our directors, is a member of Wilson Sonsini Goodrich & Rosati. Payments by us to Wilson Sonsini Goodrich & Rosati did not exceed five percent of the firm’s gross revenues in the last fiscal year. We believe that the services performed by Wilson Sonsini Goodrich & Rosati were provided on terms no more or less favorable than those with unrelated parties.

Indemnification and Employment Agreements

      We have entered into indemnification agreements with each of our directors and officers. See “Management — Limitation on Liability and Indemnification Matters.” We have also entered into employment agreements with certain of our executive officers. See “Management — Employment Agreements and Change of Control Arrangements.”

Registration Rights

      Holders of our preferred stock are entitled to certain registration rights with respect to the Class A common stock issued or issuable upon conversion of the preferred stock. See “Description of Capital Stock — Registration Rights.”

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our Class A common stock as of March 31, 2004, as adjusted to reflect (a) the sale of Class A common stock offered by us and by the selling stockholders in this offering, (b) the exchange of all of the outstanding exchangeable shares of 9090-5415 Quebec Inc. into our Class A common stock and the corresponding one for one redemption of our Class B common stock, and (c) the automatic conversion of all shares of our preferred stock into shares of our Class A common stock upon the completion of this offering, including accreted dividends, for the following persons:

•	each person who we know beneficially owns more than 5% of our Class A common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

      Beneficial ownership is determined in accordance with SEC rules. Unless otherwise indicated below and except to the extent authority is shared by spouses under applicable law, the persons and entities named in the table have sole voting and investment power with respect to all shares of Class A common stock shown as beneficially owned by them. The number of shares beneficially owned and the percentage of ownership of each person or entity includes shares of Class A common stock subject to options, warrants or other convertible securities held by that person or entity that are exercisable within 60 days of March 31, 2004. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

      Percentage of beneficial ownership is based on 98,542,668 shares of Class A common stock outstanding as of March 31, 2004, and                 shares of Class A common stock to be outstanding after this offering.

	Shares Beneficially			Shares Beneficially
	Owned Prior to Offering			Owned After Offering
			Shares Being
Name of Beneficial Owner(1)	Number	Percent	Offered	Number	Percent

5% and Selling Stockholders:
Bain Capital Funds(2)	20,173,844	20.5%
General Catalyst Group, LLC(3)	10,188,810	10.3%
Seneca Investments LLC(4)	11,508,341	11.7%
Telesystem Ltd.(5)	20,525,323	20.8%
Named Executive Officers and Directors:
Louis Tetu(6)	7,034,535	6.9%
Guy Gauvin(7)	1,040,000	1.0%
Jean Lavigueur(8)	2,287,486	2.3%
Martin Ouellet(9)	6,534,379	6.6%
Diane Pardee(10)	168,333	*
Mark A. Bertelsen	30,000	*
Eric Herr	—	—
James Maikranz(11)	26,667	*
Jeffrey Schwartz(2)	20,173,844	20.5%
Robert Talbot(5)	—	—
Michael Tierney(4)	11,508,341	11.7%
All directors and executive officers as a group (12 persons)(12)	48,803,585	46.6%

*	Less than 1%

(1)	Unless otherwise indicated, the address of each beneficial owner listed below is c/o Taleo Corporation, 182 Second Street, San Francisco, CA 94105.

(2)	Shares beneficially owned by the Bain Capital Funds represent (i) 17,337,891 shares held of record by Bain Capital Venture Fund, L.P. whose sole general partner is Bain Capital Venture Partners, L.P. (“BCVP”), whose sole general partner is Bain Capital Investors, LLC (“BCI”), (ii) 2,399,526 shares held of record by BCIP Associates II, whose sole managing partner is BCI, and (iii) 436,427 shares held of record by BCIP Associates II-B, whose sole managing partner is BCI. BCVP and BCI, by virtue of their relationship with Bain Capital Venture Fund, L.P., may each be deemed to beneficially own the shares held by Bain Capital Venture Fund, L.P. BCVP and BCI disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. BCI, by virtue of its relationship with BCIP Associates II and BCIP Associates II-B, may be deemed to beneficially own the shares held by BCIP Associates II and BCIP Associates II-B. BCI disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. Investment and voting decisions at BCI are made jointly by three or more individuals and therefore, no individual member of BCI is the beneficial owner of the securities, except with respect to the share in which such member holds a pecuniary interest. Mr. Schwartz is a managing director of BCI and serves as a member of our board of directors. Accordingly, he may be deemed to beneficially own the shares held of record by Bain Capital Venture Fund, L.P., BCIP Associates II, and BCIP Associates II-B. Mr. Schwartz disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of these entities is 111 Huntington Avenue, Boston, MA 02199.

(3)	General Catalyst Partners, LLC is the managing member of General Catalyst Group, LLC. Joel Cutler and David Fialkow are members of the Board of Managers of General Catalyst Group, LLC and, as such, may be deemed to share voting and dispositive power over the shares beneficially owned by General Catalyst Group, LLC. Messrs. Cutler and Fialkow disclaim beneficial ownership of any such shares. The address for this entity is 20 University Road, Suite 450, Cambridge, MA 02138.

(4)	Shares beneficially owned by Seneca Investments LLC represent 11,508,341 shares held of record by E-Services Investments Private Sub LLC. E-Services Investments Private Sub LLC is a wholly owned subsidiary of Seneca Investments LLC. Seneca Investments LLC holds voting and dispositive power for the shares held by E-Services Investments Private Sub LLC. Mr. Tierney is the chief executive officer of Seneca Investments LLC and serves as a member of our board of directors. Accordingly, he may be deemed to have voting and dispositive power and beneficially own the shares held of record by E-Services Investments Private Sub LLC. Mr. Tierney disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of these entities is 437 Madison Avenue, New York, NY 10022.

(5)	Shares beneficially owned by Telesystem Ltd. represent 8,151,048 shares held of record by Telesystem Ltd. and 12,374,275 shares held of record by Telesystem Software Ventures Limited Partnership. Of these, 6,350,400 shares represent our exchangeable shares. Telesystem Software Ventures Limited Partnership is an indirect subsidiary of Telesystem Ltd. Mr. Talbot is the president of Telsoft Ventures Inc., the general partner of Telesystem Software Ventures Limited Partnership and serves as a member of our board of directors; however he is not deemed to have beneficial ownership of the shares held of record by Telesystem Ltd. and the shares held of record by Telesystem Software Ventures Limited Partnership. Telesystem Ltd. holds voting and dispositive power for the shares held by Telesystem Software Ventures Limited Partnership, and Charles Sirois, the Chairman and President of Telesystem Ltd., may be deemed to have voting and dispositive power for the shares held directly or indirectly by Telesystem Ltd. Mr. Sirios disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of these entities is 1250 René-Lévesque Blvd. West, 38th Floor, Montreal, QC, Canada H3B 4W8.

(6)	Shares beneficially owned by Mr. Tetu represent 881,439 shares held of record by Louise Couture, Mr. Tetu’s wife, and 3,336,429 shares held of record by 9020-8828 Quebec Inc., and options held by

Mr. Tetu to purchase 2,816,667 shares of Class A common stock that are exercisable within sixty (60) days of March 31, 2004. Of these, 4,217,868 shares represent our exchangeable shares. Mr. Tetu is the sole shareholder of 9020-8828 Quebec Inc.

(7)	Includes options held by Mr. Gauvin to purchase 1,040,000 shares of Class A common stock that are exercisable within sixty (60) days of March 31, 2004.

(8)	Shares beneficially owned by Mr. Lavigueur represent 882,153 shares held of record by Christine Johnson, Mr. Lavigueur’s wife, and options held by Mr. Lavigueur to purchase 1,405,333 shares of Class A common stock that are exercisable within sixty (60) days of March 31, 2004. Of these, 882,153 shares represent our exchangeable shares.

(9)	Includes options held by Mr. Ouellet to purchase 761,667 shares of Class A common stock that are exercisable within sixty (60) days of March 31, 2004. In addition, 5,772,712 of these shares represent our exchangeable shares.

(10)	Includes options held by Ms. Pardee to purchase 168,333 shares of Class A common stock that are exercisable within sixty (60) days of March 31, 2004.

(11)	Includes options held by Mr. Maikranz to purchase 26,667 shares of Class A common stock that are exercisable within sixty (60) days of March 31, 2004.

(12)	Shares beneficially owned by all executive officers and directors as a group include options to purchase 6,218,667 shares of Class A common stock that are exercisable within sixty (60) days of March 31, 2004.

DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

      We will be authorized to issue                      shares of Class A common stock, $0.00001 par value, 24,229,762 shares of Class B common stock, $0.00001 par value, and 5,000,000 shares of undesignated preferred stock, $0.00001 par value, upon the completion of this offering, pursuant to the amended and restated certificate of incorporation that we intend to file effective as of the closing. Pursuant to our existing certificate of incorporation, all of the shares of our preferred stock issued and outstanding prior to the completion of this offering will be converted to Class A common stock.

Class A Common Stock

      As of March 31, 2004, there were 74,312,906 shares of Class A common stock outstanding which were held of record by 50 stockholders, taking into account the anticipated conversion of our outstanding preferred stock into an aggregate of 74,006,584 shares of Class A common stock prior to the completion of this offering.

      Pursuant to our certificate of incorporation to be in effect upon the completion of this offering, holders of our Class A common stock will be entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, Class A common stockholders will be entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, our Class A common stockholders will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Class A common stockholders will have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to our Class A common stock.

Class B Common Stock

      As of March 31, 2004, there were 24,229,762 shares of Class B common stock outstanding which were held of record by 18 stockholders.

      Pursuant to our certificate of incorporation to be in effect upon the completion of this offering, holders of our Class B common stock will be entitled to one vote per share on all matters to be voted upon by our stockholders and will vote together as a single class with holders of our Class A common stock. One share of our Class B common stock is redeemable by us for $0.00001 per share when we issue shares of Class A common stock in exchange for Class A preferred exchangeable shares or Class B preferred exchangeable shares of 9090-5415 Quebec Inc. See “Exchangeable Shares.”

      Other than the voting rights and our redemption right described in this section, holders of Class B common stock are not entitled to any rights, economic or otherwise, as a result of their ownership of Class B common stock, including but not limited to any rights as to dividends, payment upon our liquidation, dissolution or winding up or any other economic benefits.

Preferred Stock

      Pursuant to our certificate of incorporation to be in effect upon the completion of this offering, our board of directors will be authorized, without any action by our stockholders, to designate and issue preferred stock in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of our Class A common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our Class A common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	impairing dividend rights of our Class A common stock;

•	diluting the voting power of our Class A common stock;

•	impairing the liquidation rights of our Class A common stock; and

•	delaying or preventing a change in control of us without further action by our stockholders.

      Upon the completion of this offering, no shares of our preferred stock will be outstanding, and we have no present plans to issue any shares of our preferred stock following this offering.

Exchangeable Shares

      In November 1999, we entered into an exchangeable share transaction with 9090-5415 Quebec Inc., formerly known as Viasite Inc., a corporation organized under the laws of Quebec, Canada. In connection with this transaction, we were issued 1,000 Class A common shares of 9090-5415 Quebec. The remaining shares of 9090-5415 Quebec are non-voting exchangeable shares, entitling the holder to exchange each share for a share of our Class A common stock on a one-for-one basis. There are 17,879,362 Class A preferred exchangeable shares and 6,350,400 Class B preferred exchangeable shares outstanding as of March 31, 2004. We refer to these Class A preferred exchangeable shares and Class B preferred exchangeable shares together as the exchangeable shares. Other than the rights described in this section, the holders of exchangeable shares have no further powers, preferences or rights with respect to our capital stock.

      These exchangeable shares were issued so that the holders of the outstanding capital stock of 9090-5415 Quebec could defer the imposition of certain taxes under Canadian law until such time as they elected to exchange their exchangeable shares for shares of our Class A common stock. In order to give the holders of these exchangeable shares the ability to vote on matters which may be voted on by our stockholders during the period prior to when they exchange their exchangeable shares for shares of our Class A common stock, we have issued to the holders of exchangeable shares one share of our Class B common stock for each exchangeable share held by them, which shares of Class B common stock are redeemable, one for one, for nominal value by us upon and simultaneously with the exchange of the exchangeable shares. 24,229,762 shares of our Class B common stock were outstanding as of March 31, 2004.

Warrants

      As of March 31, 2004, the following warrants to purchase Class A common stock were outstanding:

•	Beauchesne, Ostiguy & Simard Inc. holds a warrant to purchase 15,500 shares at an exercise price of $0.50 per share, which is fully exercisable at any time through the earlier of (a) November 20, 2006, (b) the closing of an initial public offering of our Class A common stock, or (c) a change of control of us; and

•	Planet Enlightenment Corp. holds a warrant to purchase 10,000 shares at an exercise price of $0.50, which is fully exercisable at any time through the earlier of (a) November 26, 2006, (b) the closing of our initial public offering of our Class A common stock, or (c) a change of control of us;

•	E-Services Investments Private Sub LLC holds a warrant to purchase 2,891,530 shares at an exercise price of $0.61 per share, which is fully exercisable at any time through the earlier of (a) January 25, 2005, or (b) the closing of an initial public offering of our Class A common stock;

•	FMR Corp. holds a warrant to purchase 1,521,263 shares at an exercise price of $1.58 per share, which becomes exercisable upon the achievement of certain milestones based on license fees over a specified three- year period, and terminates five years after becoming exercisable.

      The warrant granted to FMR Corp. is not currently exercisable, and we do not believe that this warrant will become exercisable.

      As of March 31, 2004, the following warrants to purchase Series D preferred stock were also outstanding:

•	Comdisco, Inc. and Comdisco Ventures, Inc. hold a series of warrants to purchase 587,976 shares at an exercise price of $1.23 per share, which is fully exercisable at any time through the earlier of (a) ten years from the original date of issuance, or (b) a three to five year period from the effective date of our initial public offering; and

•	Comerica Bank-California holds a warrant to purchase 92,496 shares at an exercise price of $1.23 per share, which is fully exercisable at any time through the earlier of (a) seven years from its original date of issuance, or (b) five years from the effective date of our initial public offering.

Registration Rights

      Following the completion of this offering, the holders of an aggregate of 69,732,261 shares of our Class A common stock or shares exchangeable into our Class A common stock will be entitled to the following rights with respect to registration of such shares under the Securities Act of 1933. These shares are referred to as registrable securities.

      Demand Registration Rights. If holders of at least 30% of the Class A common stock issued upon conversion of the Series C preferred stock or Series B preferred stock request that an amount of securities having an aggregate offering price of at least $5,000,000 be registered, we may be required to register their shares. We are only obligated to affect two registrations in response to these demand registration rights for the holders of Class A common stock issued upon conversion of our Series C preferred stock and one registration for the holders of Class A common stock issued upon conversion of our Series B preferred stock. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders due to marketing reasons.

      Piggyback Registration Rights. If at anytime we propose to register any of our Class A common stock under the Securities Act of 1933, the holders of registrable securities will be entitled to notice of the registration and will be entitled to include their shares of our Class A common stock in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders due to marketing reasons. The holders of an additional 10,624,723 shares exchangeable into our Class A common stock are entitled to these piggyback registration rights.

      S-3 Registration Rights. The holders of registrable securities may require us, on not more than two occasions in any 365-day period, to file a registration statement on Form S-3 under the Securities Act covering their shares of our Class A common stock when registration of our shares under this form becomes possible. Depending on certain conditions, however, we may defer such registration for up to 90 days.

      Registration of shares of Class A common stock because of the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act of 1933 would result in the holders being able to trade these shares without restriction under the Securities Act of 1933 when the applicable registration statement is declared effective. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration.

      The registration rights terminate upon the earlier of (1) five years after completion of this offering, or (2) with respect to the registration rights of an individual holder, when the holder holds less than one percent of our outstanding stock and when the holder can sell all of the holder’s shares in any three-month period under Rule 144 under the Securities Act of 1933 or another similar exception.

      Also, certain entities affiliated with Bain Capital Investors, LLC have the right to purchase up to an aggregate of five percent of securities offered by us in a public offering, at the offering price per share, net of underwriting discounts and commissions. These entities have not currently informed us whether they intend to exercise this right in connection with this offering of our Class A common stock. If such entities do exercise this right in connection with this offering, we will register the issuance of the shares of Class A common stock purchased by them.

      In addition, pursuant to the warrant issued to FMR Corp., if at anytime we propose to register any of our Class A common stock under the Securities Act of 1933, FMR Corp. will be entitled to notice of the registration and will be entitled to include their shares of our Class A common stock in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by FMR Corp. due to marketing reasons. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration. The registration rights terminate upon the third anniversary of the completion of this offering. As of March 31, 2004, no shares were vested pursuant to the warrant.

Certain Provisions of our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

Certificate of Incorporation and Bylaws

      Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult to acquire us by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our Class A common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

      Our certificate of incorporation and bylaws include provisions that:

•	allow the board of directors to issue, without further action by the stockholders, up to 5,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	prohibit cumulative voting in the election of directors;

•	require that special meetings of our stockholders be called only by the board of directors, the chairman of the board, the chief executive officer or the president;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors; and

•	require that certain amendments to the certificate of incorporation and the bylaws require the approval of the holders of at least 66 2/3% of the voting power of all outstanding stock.

The Delaware General Corporation Law

      We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

      These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of us. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our Class A common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Transfer Agent and Registrar

      The transfer agent and registrar for our Class A common stock is EquiServe Trust Company, N.A., 150 Royall Street, Canton, MA 02021.

Nasdaq National Market Listing

      We have applied for quotation of our Class A common stock on the Nasdaq National Market under the trading symbol “TLEO.”

SHARES ELIGIBLE FOR FUTURE SALE

      Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market could adversely affect the market price of the Class A common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.

      Upon the completion of this offering, we will have outstanding an aggregate of                      shares of Class A common stock, assuming the issuance of                      shares of Class A common stock and the exchange of our exchangeable shares. Of these outstanding shares, the shares sold by us in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, unless these shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933. The                      shares of Class A common stock outstanding upon the completion of the offering and held by existing stockholders will be “restricted securities” as that term is defined in Rule 144 under the Securities Act of 1933. Restricted shares may be sold in the public market only if registered or if they qualify for exemption under Rules 144, 144(k) or 701 promulgated under the Securities Act of 1933, which rules are summarized below, or another exemption.

Lock-up Agreements

      We intend to obtain lock-up agreements from all of our officers, directors, stockholders, warrant holders and optionholders under which they will agree not to transfer or dispose of, directly of indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Citigroup. The lock-up agreements permit transfers of shares of our Class A common stock in limited circumstances, provided that the transferee agrees to be bound in writing by the provisions of the lock-up agreement.

      As a result of these lock-up agreements and rules of the Securities Act of 1933, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, and subject to release as mentioned above, as follows:

Days After Date of	Number of Shares
this Prospectus	Eligible for Sale	Comment

Date of prospectus	—	Shares not locked up and eligible for sale under Rule 144
90 days	—	Shares not locked up and eligible for sale under Rule 144
180 days		Lock-up terminates; shares eligible for sale under Rule 144 and Rule 701

      In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon expiration of the lock-up described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	One percent of the number of shares of Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the Class A common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

      Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our Class A common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

      In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration of Shares in Connection with Compensatory Benefit Plans

      As of March 31, 2004, options to purchase 16,339,808 shares of Class A common stock were issued and outstanding under our 1999 Stock Plan and Viasite Inc. Stock Plan, and options to purchase 1,238,926 shares of our Series D preferred stock were issued and outstanding under our 2003 Series D Preferred Stock Plan, which will convert into options to purchase 1,238,926 shares of our Class A common stock upon the completion of this offering.

      Immediately after the completion of this offering, we intend to file a registration statement under the Securities Act of 1933 covering shares of Class A common stock issued or reserved for issuance under our stock option and employee stock purchase plans. This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitation, manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up agreements expire.

Other Registration Rights

      Certain of our stockholders are parties to an agreement which obligates us to register their shares of our capital stock after this offering in specified circumstances. See “Description of Capital Stock — Registration Rights” for additional information.

UNDERWRITING

      Citigroup Global Markets Inc. is acting as sole bookrunning manager of the offering, and, together with Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp., Harris Nesbitt Corp. and ThinkEquity Partners LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares

Citigroup Global Markets Inc.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
CIBC World Markets Corp.
Harris Nesbitt Corp.
ThinkEquity Partners LLC

Total

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $           per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our Class A common stock offered by them.

      We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                     additional shares of our Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      We, our officers and directors, and our other stockholders have agreed that for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any of the shares of our capital stock or any securities convertible into or exchangeable for our capital stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in the Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

      Prior to this offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our Class A common stock will develop and continue after this offering.

      We have applied to have our Class A common stock included for quotation on the Nasdaq National Market under the symbol “TLEO.”

      The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.

	Paid by Taleo		Paid by Selling Stockholders

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$	$	$	$
Total	$	$	$	$

      In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Class A common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the Class A common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the Class A common stock. They may also cause the price of the Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We and the selling stockholders estimate that our respective portions of the total expenses of this offering will be $                    and $                    .

      We have entered into a software, maintenance and services agreement with Citigroup in the ordinary course of our business pursuant to which we will provide our enterprise staffing management solutions in return for a customary fee. In the future, we may, from time to time, engage in transactions with and perform services for one or more of the underwriters in the ordinary course of our business.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      Other than the prospectus in electronic format, the information on the websites is not part of the prospectus.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make because of any of those liabilities.

U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

      The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock by a beneficial owner that is a non-U.S. holder. For the purpose of this discussion, a non-U.S. holder is any holder other than:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

      This discussion assumes that non-U.S. holders will hold our Class A common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special tax situations. U.S. expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986 and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

      If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our Class A common stock and partners in such partnerships should consult their tax advisors.

Dividends

      As discussed in “Dividend Policy” above, we have not paid any dividends on our Class A common stock and we do not plan to pay any dividends for the foreseeable future. However if we do pay dividends on our Class A common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

      Any dividend (out of earnings and profits) paid to a non-U.S. holder of Class A common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN certifying qualification for the reduced rate.

      Special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if a treaty applies, are attributable to such permanent establishment of a non-U.S. holder, are generally exempt from such withholding tax if the non-U.S. holder files certain forms with the United States, including an IRS Form W-8ECI (or successor form) properly certifying that the dividends are effectively connected to the conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to withholding tax, are taxed in the same manner as U.S. persons, net of certain deductions and credits.

      In addition to the graduated tax described above, a corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments.

      A non-U.S. holder of Class A common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty, but did not provide a Form W-8BEN, may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the Internal Revenue Service, or IRS.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder, and, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to U.S. income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States (which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes);

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	our Class A common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock and such holder, at some point during the relevant period, held more than 5% of our Class A common stock. We have determined that we are not and do not believe that we will become a “United States real property holding corporation” for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

      Generally, we must report annually to the IRS the amount of dividends paid or proceeds received from a sale or other disposition of our common stock, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

      Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

      Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

U.S. Federal Estate Tax

      Shares of our Class A common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

LEGAL MATTERS

      The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Mark Bertelsen, one of our directors, owns 30,000 shares of our Class A common stock. Davis Polk & Wardwell, Menlo Park, California, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

      The consolidated financial statements of Taleo Corporation as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of White Amber, Inc. as of December 31, 2002 and 2001, and for the years then ended included in this prospectus and registration statement have been audited by KPMG LLP, independent certified public accountants, as set forth in their report thereon, appearing elsewhere herein, and are included herein upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our Class A common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

      Upon the completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a web site at http://www.taleo.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the SEC free of charge at our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at that site.

INDEX TO FINANCIAL STATEMENTS

Page

Taleo Corporation Audited Consolidated Financial Statements as of December 31, 2002 and 2003 and for each of the Three Years in the Period Ended December 31, 2003
Independent Auditors’ Report	F-2
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Stockholders’ Deficit	F-5
Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
Taleo Corporation Unaudited Consolidated Condensed Financial Statements as of March 31, 2004 and for each of the Three Month Periods Ended March 31, 2003 and 2004
Balance Sheet	F-29
Statements of Operations	F-30
Statements of Cash Flows	F-31
Notes to Consolidated Condensed Financial Statements	F-32
White Amber, Inc. Audited Financial Statements as of December 31, 2001 and 2002 and for each of the Two Years in the Period Ended December 31, 2002
Independent Auditors’ Report	F-39
Balance Sheets	F-40
Statements of Operations	F-41
Statements of Stockholders’ Deficit	F-42
Statements of Cash Flows	F-43
Notes to Financial Statements	F-44
White Amber, Inc. Unaudited Condensed Financial Statements for the Nine Month Period Ended September 30, 2003
Balance Sheets	F-56
Statements of Operations	F-57
Statements of Cash Flows	F-58
Notes to Unaudited Condensed Financial Statements	F-59
Unaudited Pro Forma Condensed Combined Financial Statement
Statement of Operations	F-62
Notes to Unaudited Pro Forma Combined Condensed Financial Statement	F-63

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of Taleo Corporation:

      We have audited the accompanying consolidated balance sheets of Taleo Corporation (formerly Recruitsoft, Inc.) and Subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Taleo Corporation and Subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

March 31, 2004

TALEO CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,

	2002	2003

ASSETS
Current assets:
Cash and cash equivalents	$8,964	$18,194
Accounts receivable, less allowances of $50	6,415	8,594
Prepaid expenses and other current assets	481	804
Investment credit receivable	1,253	1,987

Total current assets	17,113	29,579
Property and equipment, net	2,979	6,901
Other assets	70	390
Goodwill	—	2,719
Other intangibles, net	—	2,397

Total assets	$20,162	$41,986

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$221	$3,413
Accounts payable and accrued liabilities	3,765	16,804
Customer deposits and other current liabilities	681	869
Deferred revenue	5,770	6,098

Total current liabilities	10,437	27,184

Customer deposits	848	214
Deferred revenue	520	190
Long-term debt	77	216
Commitments and contingencies (Notes 9 and 10)

Convertible preferred stock, $0.00001 par value, 65,445,372 and 79,383,696 shares authorized; 59,095,372 and 69,870,095 shares issued and outstanding, liquidation preference of $39,472 and $47,497 at December 31, 2002 and 2003, respectively	38,311	46,629

Class B redeemable common stock, $0.00001 par value, 24,229,762 shares authorized, issued, and outstanding at December 31, 2002 and 2003	—	—

Stockholders’ deficit:
Class A Common Stock; par value, $0.00001 per share; 150,000,000 and 250,000,000 shares authorized; 84,689 shares and 215,514 shares issued and outstanding at December 31, 2002 and 2003, respectively	—	—
Additional paid-in capital	5,161	6,040
Accumulated deficit	(34,985)	(38,969)
Deferred compensation	—	(283)
Accumulated other comprehensive gain (loss)	(207)	765

Total stockholders’ deficit	(30,031)	(32,447)

Total liabilities and stockholders’ deficit	$20,162	$41,986

See accompanying notes to consolidated financial statements.

TALEO CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended December 31,

	2001	2002	2003

Revenue:
Application	$7,827	$20,753	$36,029
Consulting	4,720	7,635	7,606

Total revenue	12,547	28,388	43,635

Cost of revenue:
Application	1,719	3,987	7,670
Consulting	4,655	6,504	6,462

Total cost of revenue	6,374	10,491	14,132

Gross profit	6,173	17,897	29,503

Operating expenses:
Sales and marketing	11,211	12,205	14,767
Research and development	4,608	6,460	10,998
General and administrative	1,545	3,372	4,726
Charge for in-process research and development	—	—	150

Total operating expenses	17,364	22,037	30,641

Operating loss	(11,191)	(4,140)	(1,138)

Other income (expense):
Interest income	565	137	83
Interest expense	(186)	(109)	(152)
Other income (expense), net	68	(39)	(269)

Total other income (expense)	447	(11)	(338)

Loss before provision for income taxes	(10,744)	(4,151)	(1,476)
Provision for income taxes	—	—	89

Net loss	(10,744)	(4,151)	(1,565)
Accretion of dividends and issuance costs on preferred stock	(2,202)	(2,326)	(2,419)

Net loss attributable to common stockholders	$(12,946)	$(6,477)	$(3,984)

Net loss attributable to common stockholders per share — basic and diluted	$(0.53)	$(0.27)	$(0.16)

Unaudited pro forma net loss attributable to common stockholders per share — basic and diluted (Note 12)			$(0.02)

Weighted average shares:
Basic and diluted	24,249	24,267	24,378

Unaudited pro forma basic and diluted (Note 12)			90,015

See accompanying notes to consolidated financial statements.

TALEO CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(dollars in thousands)

	Class A					Accumulated
	Common Stock		Additional			Other
			Paid-in	Deferred	Accumulated	Comprehensive		Comprehensive
	Shares	Amount	Capital	Compensation	Deficit	Income (loss)	Total	Loss

Balance, January 1, 2001	12,806	$—	$4,495	$—	$(15,561)	$—	$(11,066)
Warrants issued for professional services and interest expense	—	—	60	—	—	—	60
Employee stock options exercised	11,431	—	7	—	—	—	7
Accrued dividend on Series C Preferred Stock	—	—	—	—	(1,934)	—	(1,934)
Accretion of issuance costs of Series C Preferred Stock	—	—	—	—	(269)	—	(269)
Net loss	—	—	—	—	(10,744)	—	(10,744)	$(10,744)
Translation adjustments	—	—	—	—	—	(271)	(271)	(271)

Balance, December 31, 2001	24,237	—	4,562	—	(28,508)	(271)	(24,217)	$(11,015)

Employee stock options exercised	60,452	—	32	—	—	—	32
Stockbased compensation expense			567	—			567
Accrued dividend on Series C Preferred Stock	—	—	—	—	(2,034)	—	(2,034)
Accretion of issuance costs of Series C Preferred Stock	—	—	—	—	(292)	—	(292)
Net loss	—	—	—	—	(4,151)	—	(4,151)	$(4,151)
Translation adjustments	—	—	—	—	—	64	64	64

Balance, December 31, 2002	84,689	—	5,161	—	(34,985)	(207)	(30,031)	$(4,087)

Employee stock options exercised	133,126	—	29	—	—	—	29
Warrants issued for professional services	—	—	10	—	—	—	10
Shares returned under legal settlement	(2,301)	—	—	—	—	—	—
Issuance of stock, stock options, and warrants assumed in connection with acquisition	—	—	840	(387)	—	—	453
Amortization of deferred compensation	—	—	—	104	—	—	104
Accrued dividend on Series C and Series D Preferred Stock	—	—	—	—	(2,127)	—	(2,127)
Accretion of issuance costs of Series C Preferred Stock	—	—	—	—	(292)	—	(292)
Net loss	—	—	—	—	(1,565)	—	(1,565)	$(1,565)
Translation adjustments	—	—	—	—	—	972	972	972

Balance, December 31, 2003	215,514	$—	$6,040	$(283)	$(38,969)	$765	$(32,447)	$(593)

See accompanying notes to consolidated financial statements.

TALEO CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,

	2001	2002	2003

Cash flows from operating activities:
Net loss	$(10,744)	$(4,151)	$(1,565)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	766	1,298	3,274
Gain (loss) on disposal of fixed assets	—	123	(12)
Noncash warrant expenses	60	—	10
Charge for in-process research and development	—	—	150
Noncash stock compensation expenses	—	567	104
Changes in working capital accounts:
Accounts receivable	(2,985)	(1,893)	(1,415)
Prepaid expenses	(162)	(259)	(314)
Investment credit receivable	(709)	21	(611)
Accounts payable and accrued liabilities	593	1,176	11,349
Deferred revenues and customer deposits	4,992	1,886	(265)

Net cash provided by (used in) operating activities	(8,189)	(1,232)	10,705

Cash flows from investing activities:
Acquisition of fixed assets	(1,788)	(1,979)	(5,387)
Cash acquired, net of payments made in connection with acquisition	—	—	3,105

Net cash used in investing activities	(1,788)	(1,979)	(2,282)

Cash flows from financing activities:
Proceeds from long-term debt	661	234	2,368
Principal payments on long-term debt	(943)	(745)	(1,777)
Employee stock options and warrants exercised	7	32	84
Proceeds from the issuance of Series C Preferred Stock, net of issuance costs	22,283	—	—

Net cash provided by (used in) financing activities	22,008	(479)	675

Effect of exchange rates on cash and cash equivalents	(27)	23	132

Increase (decrease) in cash and cash equivalents	12,004	(3,667)	9,230
Cash and cash equivalents:
Beginning of year	627	12,631	8,964

End of year	$12,631	$8,964	$18,194

Supplemental cash flow disclosures:
Cash paid for interest	$136	$44	$53

Cash paid for income taxes	$140	$—	$—

Noncash transactions — conversion of related-party convertible debentures into Preferred Stock	$1,500	$—	$—

Supplemental disclosure of cash flows related to 2003 acquisition:
Fair value of assets acquired, excluding cash			$7,658
Cash acquired, net of payments in connection with the acquisition			3,105
Value of stock issued in connection with the acquisition			(5,842)
Value of options issued, and warrants assumed			(453)
Charge for in-process research and development			150

Liabilities assumed			$4,618

See accompanying notes to consolidated financial statements.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Business, Basis of Presentation, and Acquisition

      Nature of Business — Taleo Corporation and Subsidiaries (the “Company”) provides organizations with enterprise staffing management solutions that enable large enterprises to establish, automate and manage worldwide staffing processes for professional, hourly and temporary staff. The Company’s software applications are offered to customers primarily on a subscription basis.

      The Company was incorporated under the laws of the state of Delaware in May 1999 as Recruitsoft, Inc. The Company changed its name from Recruitsoft, Inc. to Taleo Corporation in March 2004. The Company has principal offices in San Francisco, California and Quebec City, Quebec. The Company conducts its business worldwide, with subsidiaries in Canada, France, The Netherlands, the United Kingdom and Singapore. The subsidiary in Canada provides the primary product development activities for the Company, and the other foreign subsidiaries are generally engaged in providing sales, account management and support activities.

      Basis of Presentation — The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of Taleo Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

      Acquisition of White Amber, Inc. — On October 21, 2003, the Company acquired White Amber, Inc., an application service provider of a solution used to manage the procurement and processing of temporary staff. This acquisition was made to augment the Company’s existing solutions for permanent employees with a complementary solution for the procurement and management of contingent workers. The operating results of White Amber are included in our consolidated statement of operations for the period from the acquisition date through December 31, 2003. The purchase price totaled $6.6 million, which consisted of 10,624,723 shares of Series D Convertible Preferred Stock valued at $5.8 million, warrants assumed and stock options issued valued at $0.5 million, and cash related acquisition costs of $0.3 million.

      Not included in the purchase price are two potential additional share issuances. The first potential issuance relates to 1,392,792 shares of Series D Preferred Stock that may be issued if the revenue derived from a specific customer achieves defined minimum levels during the three-month period ended August 31, 2004. The Company believes that these shares will not be issued because the customer from which the revenues must be recognized has cancelled its agreement with the Company and is no longer using the application. The potential shares under this second provision total 707,731, of which none have become issuable. These 707,731 potential shares will only be issued if defined employees are no longer employed by the Company and do not vest in the Series D Preferred Stock options described in Note 6. The Company anticipates that a significant portion of the 707,731 shares will not be issued as a substantial number of the stock options described in Note 6 will vest in 2004. In the event that additional shares are issued under either of these provisions, the value of those shares, based on the fair market value at the time of issuance, will increase the purchase price and be classified as additional goodwill.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the estimated fair values of the White Amber assets acquired and the liabilities assumed at the date of acquisition. The final allocation of the purchase price, excluding the contingent shares discussed above, will be completed by October 21, 2004.

Description	Amount	Life

	(in thousands)
Purchased in-process research and development	$150	—
Goodwill	2,719	—
Existing technology	1,688	3 years
Customer relationships	874	3 years

	5,431
Cash acquired	3,389
Other assets	2,377
Liabilities assumed	(4,618)

Total purchase price	$6,579

      The allocation of purchase price was based on estimates of the fair value of the net assets acquired. The fair market value of significant intangible assets acquired was determined by management with input from an independent appraiser. In determining the purchase price allocation to intangibles, the Company considered the present value calculation of income, an analysis of project accomplishments and remaining outstanding items and an assessment of overall contributions, as well as project risks.

      The value assigned to purchased in-process technology was determined using an income approach by estimating the costs to develop the acquired technologies into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present values. The revenue projections used to value the in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by the Company and its competitors. The resulting net cash flows from the projects are based on estimates of cost of sales, operating expenses and income taxes from the projects. The rates utilized to discount the net cash flows to their present value were based on estimated costs of capital. Due to the nature of the forecasts and the risks associated with the projected growth and profitability of the development projects, a discount rate of 25% was considered appropriate for the in-process research and development. Risks related to the completion of technology under development include the inherent difficulties and uncertainties in achieving technological feasibility, anticipated levels of market acceptance and penetration, market growth rates and risks to the impact of potential changes in future target markets. The estimated costs to complete the in-process technology projects was $320,000 and the projects were completed in February 2004.

      The following table presents unaudited pro forma financial information as if the acquisition had been completed on January 1, 2002 (in thousands, except earnings per share):

	2002	2003

Revenue	$34,208	$50,907
Loss from operations	(9,882)	(5,140)
Net loss	(10,323)	(5,386)
Net loss attributable to common stockholders	(12,649)	(8,141)
Net loss per share	$(0.52)	$(0.33)

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires company management to make estimates and assumptions that affect the amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Revenue Recognition — The Company generates revenue by providing our solutions to meet professional, hourly and temporary staffing needs. The Company derives its professional and hourly revenue primarily from hosting and application fees and maintenance fees, which fees are collectively reflected as application revenue, and secondarily from professional implementation and consulting services, which are reflected as consulting revenue. The Company typically enters into multiple-element arrangements that include hosting, application and implementation or consulting services. The Company allocates the arrangement fee to the elements based upon the fair value of those elements. The fair value of the elements is typically determined by the price of the deliverable when it is sold on a standalone basis. Revenues are recognized when persuasive evidence of an arrangement exists, delivery of the service has occurred, the price is fixed or determinable, and collectibility is reasonably assured.

      Hosting and application services provide customers the right to access applications, use hardware for the application access, and customer service. Customers typically do not have the right to take possession of the Company’s software during the hosting agreement. Contracts generally have a term of between two to three years and are generally non-cancelable, or provide for significant penalties if cancelled. Hosting and application service revenue is recognized ratably over the term of the arrangement. Set-up fees for a new customer contract, which are nominal, are deferred and recognized over the life of the arrangement.

      The White Amber or “Workforce OnDemand” revenue is generated in the temporary or contingent staffing market. The Workforce Ondemand revenue is recognized based on a fixed, contracted percentage of the dollar amount invoiced for contingent labor through the use of one of the Company’s applications and is recorded on a net basis under the provisions of Emerging Issues Task Force, or EITF, No. 99-19 “Reporting Revenue Gross as Principal Versus Net as Agent” as the Company is not the primary obligor under the arrangements, the percentage earned by the Company is typically fixed, and the Company does not retain credit risk.

      Consulting services represent a separate earnings process and are recognized as services are performed. Consulting services generally include business process reengineering, change management, application configuration, and education and training services. Our consulting engagements are typically billed on a time and materials basis. A small number of our consulting and implementation engagements are priced on a fixed-fee basis. Revenue recognized under fixed-fee arrangements is recognized proportionally to the performance of the services utilizing milestones if present in the arrangement or hours incurred if milestones are not present. However, the revenue recognized under the fixed fee arrangements is limited to the contractual amount that the Company would be able to recover should there be a cancellation by the customer.

      The Company has also licensed its application product under perpetual license arrangements. Revenues from licensing were $0, $0.9 million, and $2.7 million in 2001, 2002 and 2003, respectively, and are included in application revenues. Software license revenue is recognized upon shipment of the product utilizing the residual method provided that the license fee is fixed and determinable, persuasive evidence of an arrangement exists, and collection is probable. Software licenses may be sold with annual maintenance contracts and, in some cases, also with consulting services. For the undelivered elements, vendor-specific objective evidence (“VSOE”) of fair value is determined to be the price charged when the undelivered element is sold separately. VSOE for maintenance sold in connection with a software license is determined

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

based on the amount that will be separately charged for the maintenance renewal period. VSOE for consulting services is determined by reference to the amount charged for similar engagements.

      The Company does not license its software with a right of return and typically does not license its software or provide hosting services with conditions of acceptance. If an arrangement does contain conditions of acceptance, recognition of the revenue is deferred until the acceptance criteria are met or the period of acceptance has passed.

      Payments received and billings in advance of providing services are deferred until the services are provided.

      Commission Expense — Commissions are the incremental costs that are directly associated with revenue contracts and are calculated based upon a percentage of the first year’s revenue and are typically paid quarterly to the direct sales force. Commissions are expensed as incurred.

      Typically commissions are incurred on a quarterly basis as amounts become due under the arrangements and the amounts are deemed collectable. Based upon the typical contract payment terms, the Company expenses the first quarter’s commission upon the signing of the contract and quarterly thereafter for the remaining three quarters. There are no commissions capitalized or deferred in the accompanying balance sheets. Commission expense is included in Sales and Marketing expenses in the statements of operations.

      Goodwill, Other Intangible Assets and Long-lived Assets — In connection with the acquisition of White Amber, the Company recorded goodwill of $2.7 million, which was assigned to the application segment. The Company will be required to test such goodwill for impairment on at least an annual basis. The Company has adopted October 1st as the date of the annual impairment test and, therefore, will perform its first annual impairment test on October 1, 2004. The impairment test will compare the fair value of the reporting unit to its carrying amount, including goodwill, to assess whether impairment is present. The Company will assess the impairment of goodwill sooner if other indicators of impairment arise.

      Acquired intangible assets primarily represent the existing technology and customer relationships related to the acquisition of White Amber. These assets are being amortized on a straight-line basis with no expected residual value over their three year estimated useful lives. Amortization expense related to these intangible assets was $0.2 million in 2003. Amortization expense will be approximately $0.9 million in each of 2004 and 2005, and $0.7 million in 2006.

      Acquired intangible assets consisted of the following at December 31, 2003 (in thousands):

	Gross Carrying	Accumulated	Net Carrying
Description	Value	Amortization	Value

Existing technology	$1,688	$109	$1,579
Customer relationships	874	56	818

	$2,562	$165	$2,397

      Impairment of Long-Lived Assets — In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of those assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. No impairment provisions have been recognized to date.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Stock-Based Compensation — The Company accounts for employee and director stock option grants using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” which does not require the recognition of compensation expense for options granted to employees and directors with exercise prices equal to the fair value of the common stock at the date of grant.

      SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended, requires the disclosure of pro forma information about net loss as if the Company had accounted for its stock options under the fair-value method. For purposes of pro forma disclosures, the estimated fair value of options (as determined using the Black-Scholes option-pricing model) is amortized to proforma expense over the vesting period of the option. Had compensation expense from the Company’s plan been determined consistent with SFAS No. 123, net loss would have been approximately as follows at December 31 (in thousands, except per share data):

	Year Ended December 31,

	2001	2002	2003

Net loss attributable to common stockholders:
As reported	$(12,946)	$(6,477)	$(3,984)
Add: Stock-based compensation expense included in reported net loss	—	567	104
Deduct: Stock-based compensation expense determined under fair value based method for all awards	(439)	(1,252)	(1,379)

Pro forma	$(13,385)	$(7,162)	$(5,259)

Basic and diluted loss per share:
As reported	$(0.53)	$(0.27)	$(0.16)

Pro forma	$(0.55)	$(0.30)	$(0.22)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2002 and 2003, respectively: dividend yield of 0%, risk free interest rates of 5.43%, 3.91% and 2.72%, volatility factors of 68%, 77% and 68%, and expected lives of 5 years. The weighted average fair value of each option granted during 2001, 2002 and 2003 using the Black-Scholes option pricing model was $0.30, $0.32 and $0.29, respectively.

      Stock options granted to nonemployees are accounted for in accordance with SFAS No. 123 and the Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” which generally requires the value of the options to be periodically remeasured and charged to expense as they are earned over the performance period. The fair value of the options is determined using the Black-Scholes model or the fair value of the services, whichever is more readily determinable.

      Income Taxes — Recognition of deferred tax assets and liabilities is provided for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Valuation allowances are provided against assets that are not likely to be realized.

      Accounts Receivable — The staffing supplier companies that use Workforce OnDemand to provide services to the Company’s customers, do so under agreements whereby the Company is not obligated to

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

pay the staffing suppliers unless payment is received by the Company from its customer. Customers of the Company remit the full amount of the invoice for contingent labor to the Company. The Company, after deducting its service fee, then remits payment to the staffing supplier. As of December 31, 2003, the Company was obligated to remit (within five business days) approximately $9.7 million to staffing suppliers for amounts collected on their behalf at the end of 2003. These amounts are included in accounts payable.

      Allowance for Doubtful Accounts — The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. This allowance is established using estimates that the Company makes based on factors such as the composition of the accounts receivable aging, historical bad debts, changes in payments patterns, customer creditworthiness, and current economic trends. Bad debt expense was $0, $67,000, and $2,000 for the years ending December 31, 2001, 2002, and 2003 respectively. Amounts deemed uncollectible and written off were $0, $17,000 and $2,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

      Cash and Cash Equivalents — The Company defines cash and cash equivalents as cash and highly liquid investments with initial terms to maturity of three months or less.

      Concentration of Credit and Market Risk — Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, accounts receivable and debt. The Company maintains substantially all of its cash in financial institutions that are believed to be high-credit, quality financial institutions. The Company grants credit to customers in the ordinary course of business and provides a reserve when necessary for potential credit losses. Such losses have been within management’s expectations and have been immaterial. The Company is not exposed to any material credit concentration risk. A portion of the Company’s revenues and expenses are generated in Canadian dollars as well as other foreign currencies, and as a result, the Company is exposed to market risks from changes in foreign currency exchange rates. Certain of the debt of the Company is denominated in Canadian dollars for which the Company is exposed to market risk.

      Foreign Currency Translation — The U.S. dollar is the reporting currency for all periods presented. The financial information for entities outside the United States is measured using local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the respective balance sheet dates. Income and expenses are translated into U.S. dollars based on the average rate of exchange for the corresponding period. Exchange rate differences resulting from translation adjustments are accounted for as a component of accumulated comprehensive income (loss). Exchange gains or losses, whether realized or unrealized, due to transactions in foreign currencies are reflected in the consolidated statements of operations. Amounts included in the statements of operations for exchange gains and (losses) were $68,000, $(39,000) and $(269,000) in 2001, 2002 and 2003, respectively.

      Property and Equipment — Property and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets or the remaining term of the leases, whichever is shorter. The following table presents the estimated useful lives of the Company’s property and equipment:

Computer hardware and software	3 years
Furniture and equipment	5 years
Leasehold improvements	shorter of life of lease or asset

      Investment Credits — The Company participates in a special government program in Quebec that provides investment credits based upon qualifying research and development expenditures including capital equipment purchases. The Company has participated in the program for five years, and management

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expects that the Company will continue to be eligible for these investment credits through September 2008. The credits are recognized when the expenditures are made and the realization of the credit is reasonably assured. The credits earned are reported as a reduction of related research and development expense, or as a reduction of the cost of the acquired capital equipment, in the year incurred. During the years ended December 31, 2001, 2002 and 2003, approximately $1.0 million, $1.2 million and $2.0 million respectively have been recorded as a reduction of research and development expenses. In addition, in 2001 $0.3 million was recorded as a reduction of capital equipment in the accompanying consolidated financial statements.

      Advertising Expense — The cost of advertising is expensed as incurred. Advertising costs were approximately $0.2 million and $0.1 million for the years ended December 31, 2002, 2003 respectively and were not significant in 2001.

      Product and Software Development Costs — The Company accounts for software development costs under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Therefore, the Company capitalizes certain software development costs after technological feasibility of the product has been established. Such costs have been insignificant to date, and accordingly, no costs were capitalized in 2001, 2002 or 2003.

      Comprehensive Loss — Comprehensive loss includes charges and credits to equity that are not the result of transactions with stockholders. Included in other comprehensive loss are the cumulative translation adjustments related to the net assets of the operations of the Company’s foreign subsidiaries. These adjustments are accumulated within the consolidated statements of stockholders’ equity under the caption accumulated other comprehensive loss.

3.	Property and Equipment

      Property and equipment consists of the following at December 31 (in thousands):

	2002	2003

Computer hardware and software	$4,323	$10,377
Furniture and equipment	827	1,409
Leasehold improvements	250	583

	5,400	12,369
Less accumulated depreciation and amortization	(2,421)	(5,468)

Total	$2,979	$6,901

4.	Line of Credit

      In May 2003, in connection with the extension of certain term loans discussed in Note 5, the Company entered into a line of credit agreement. The agreement provides for borrowings not to exceed the lesser of (a) approximately $380,000 or (b) a stated percentage of accounts receivable, net of deferred revenue. Borrowings are subject to interest at the bank’s prime rate (4.50% at December 31, 2003) plus 0.5%. There were no borrowings outstanding under this line of credit at December 31, 2003.

      In addition, the Company was granted a credit facility in the form of an irrevocable guaranteed letter of credit not to exceed $57,933. Draws against this letter of credit are subject to fees of 1.50% percent per year. As of December 31, 2003, there were no draws outstanding against this letter of credit.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The line of credit and letter of credit are, jointly with certain of the term loans discussed in Note 5, secured by substantially all assets of the Company, including equipment, accounts receivable and intellectual property.

      As of December 31, 2003, the Company was not in compliance with the covenants prescribed under the line of credit. The Company obtained a waiver for the covenants on March 15, 2004.

5.	Long-term Debt

      The Company’s long-term debt is denominated in either United States or Canadian dollars. The long-term debt consists of the following (dollars in thousands):

	2002	2003

Denominated in United States dollars:
Term loan at bank prime rate (4.50% at December 31, 2003), plus 1.50%, payable in monthly installments of $62 plus interest, maturing in May 2006 (assumed in the acquisition of White Amber)	$—	$1,799
Term loan at bank prime rate (4.50% at December 31, 2003), plus 1.50%, payable in monthly installments of $35 plus interest, maturing in April 2005 (assumed in the acquisition of White Amber)	—	572
Denominated in Canadian dollars, expressed in U.S. dollars:
Term loan at bank prime rate (4.50% at December 31, 2003), plus 1.25%, payable in monthly installments of $24 plus interest, maturing in April 2007	—	973
Various term loans with maturities through August 2006 and interest rates ranging from 6.5% to 16.68%	298	285

Total	298	3,629

Less current portion	221	3,413

Long-term debt	$77	$216

      The above loans are from banks and financing companies and are collateralized by substantially all assets of the Company, including equipment, accounts receivable, and intellectual property. As of December 31, 2003, the Company was not in compliance with the covenants prescribed under certain of the term loans, totaling $2,849 as of December 31, 2003. The Company obtained waivers of these covenants in March 2004. It is probable that the Company will be out of compliance with these covenants at the next measurement date and accordingly has classified these debt instruments as current. The Company is working with its banks to restructure the agreements. Principal maturities of long-term debt as of December 31, 2003 are as follows (in thousands):

2004	$3,413
2005	216

Total	$3,629

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Preferred Stock

      At December 31, 2002 and 2003, preferred stock consisted of (dollars in thousands):

	2002			2003

		Issued and	Liquidation		Issued and	Liquidation
	Authorized	Outstanding	Preference	Authorized	Outstanding	Preference

Series A Convertible	6,350,400	—	$—	6,350,400	—	$—
Series B Convertible	7,132,441	7,132,441	10,000	7,132,441	7,132,441	10,000
Series C Redeemable Convertible	51,962,931	51,962,931	29,472	51,962,931	52,112,931	31,572
Series D Convertible	—	—	—	13,937,924	10,624,723	5,925

	65,445,772	59,095,372	$39,472	79,383,696	69,870,095	$47,497

      The Series C Preferred Stock was primarily issued in 2001, with 51,962,931 shares issued for net proceeds $22.3 million. In 2003 an additional 150,000 shares were issued upon the exercise of a warrant for proceeds of $55,000.

      The rights and preferences of the Preferred Stock are as follows:

Voting — Holders of the Preferred Stock are entitled to one vote for each share of Preferred Stock held. The holders of the Preferred Stock have protective provisions that require majority or two-thirds approval for certain corporate actions, including changing the rights and privileges of the Preferred Stock.

Conversion — At the option of the holder, each share of Preferred Stock is convertible into Class A Common Stock at a rate equal to the issuance price (CAD $0.31 per share for Series A Preferred Stock, $1.40 per share for the Series B Preferred Stock, and $0.49 per share for each of the Series C Preferred Stock and Series D Preferred Stock) divided by the conversion ratio then in effect. In addition all accrued dividends may be converted at the option of the holder based on the fair market value on the date of conversion as determined by the Company’s Board of Directors. The conversion ratio on the dates the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock were issued was one to one. The Series B Preferred Stock was convertible at the date of issuance, while the first available conversion date for the Series C Preferred Stock was February 15, 2002, and the Series D Preferred Stock was convertible at the date of issuance. As of December 31, 2003 no shares have been converted.

Because of the antidilution provisions of the Series B Preferred Stock, the issuance of the Series C Preferred Stock changed the conversion ratio from 1 to 1 to 1.58 to 1 which will result in the future issuance of 4,136,490 additional shares of Class A Common Stock to the existing holders of the Series B Preferred Stock when the Series B Preferred Stock is converted or liquidated.

At December 31, 2003, each outstanding share of the Series B Preferred Stock was convertible into 1.58 shares of Class A Common Stock and each outstanding share of Series C Preferred Stock and Series D Preferred Stock was convertible into one share of Class A Common Stock. Immediately following a qualifying underwritten offering of the Company’s common stock, the Series C Preferred Stock and the Series D Preferred Stock shall automatically convert into Class A Common Stock at the conversion ratio then in effect. A qualified public offering means a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, with a price per share of at least $1.4721 (as adjusted for subdivisions, combinations and stock dividends) and net proceeds to the Company of at least $25.0 million. Immediately following a firm commitment underwritten public offering pursuant to an effective registration statement on

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Form S-1 under the Securities Act of 1933, as amended, with net proceeds to the Company of at least $25.0 million, the Series A Preferred Stock and the Series B Preferred Stock shall automatically convert into Class A Common Stock at the conversion ration then in effect. The holders of the Preferred Stock may, voting as independent classes, elect to convert all of the outstanding shares of the Preferred Stock into Class A Common Stock.

Dividends — The holders of the Series A Preferred Stock shall have noncumulative dividend rights equal to that of the common stockholders. The holders of the Series B Preferred Stock are entitled to a dividend equal to 6.95% per year, when and if declared by the Board of Directors. Such rights are noncumulative. The holders of the Series C Preferred Stock and Series D Preferred Stock are entitled to a dividend equal to 8.00% per year. The right to such dividends on the Series C Preferred Stock and the Series D Preferred Stock is cumulative and accrues whether or not declared by the Board of Directors. The holders of the Preferred Stock may at their option receive either cash, or the number of Class A Common shares into which the dividends may be converted. The conversion into Class A common shares shall be based on the fair market value at the date of conversion as determined by the Company’s Board of Directors.

Liquidation — The claims of the holders of the Series A Preferred Stock are subject to the prior liquidation rights of the Series B Preferred Stock, the Series C Preferred Stock, and the Series D Preferred Stock and the claims of the holders of the Series B Preferred Stock are subject to the prior liquidation rights of the Series C Preferred Stock and the Series D Preferred Stock. The holders of the Series C Preferred Stock and Series D Preferred Stock will be entitled to be paid an amount equal to the preference value of $0.49 per share plus accrued and unpaid dividends, on a pari passu basis. The Series B Preferred Stock will be entitled to be paid an amount equal to the preference value of $1.40 per share plus declared and unpaid dividends. The holders of the Series A Preferred Stock are entitled to a preference distribution prior to distribution to the common stockholders, which ranges from CAD $400,000 to CAD $2,000,000, and is dependent on the total assets available for distribution to the holders of the Series A Preferred Stock and the common stockholders.

Redemption — At the election of the holders of the Series C Preferred Stock, the Company is obligated to redeem shares in three equal annual installments beginning on January 12, 2006 and ending on January 12, 2008 at a redemption price equal to $0.49 per share plus accrued and unpaid dividends on the shares redeemed. The Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock have no redemption rights except in a change in control, liquidation, or dissolution of the Company.

Investor Rights — The holders of the Preferred Stock and common stock are subject to an investor rights agreement dated October 21, 2003 (the “Investor Rights Agreement”). The terms of the Investor Rights Agreement provide the various classes of stockholders with certain rights, including registration rights, demand registration rights, piggy-back registration rights, transfer restrictions, rights of first refusal on Company issuances and restricted share transactions, co-sale or drag-along rights, and other investor rights and obligations, as described in the Investor Rights Agreement.

Preferred Stock Warrants

      In October 2000, the Company granted a warrant to purchase 150,000 shares of Series C Preferred Stock at an exercise price equal to $0.37 per share to a stockholder in consideration of that stockholder’s commitment to loan the Company $1.5 million. The warrant was fully vested and exercisable at any time from the date of grant through the earlier of (a) October 25, 2003 or (b) a closing of an initial public offering of the Company’s common stock. The fair value of the warrant at the date of issue was estimated

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to be $50,000 and was charged to interest expense during the year ended December 31, 2001. This warrant was exercised in October 2003.

      In connection with the acquisition of White Amber, the Company assumed warrants for the purchase of 680,472 shares of Series D Preferred Stock at an exercise price equal to $1.23 per share. These warrants are fully exercisable.

      Comdisco holds a series of warrants for a total of 587,976 shares of Series D Preferred Stock. These warrants have a life equal to the lesser of (a) 10 years from the original date of issuance, or (b) a three to five year period from the effective date of an initial public offering of the Company. Assuming the ten-year life, these warrants will expire as follows: 20,006 shares in 2007, 70,894 shares in 2010, 472,068 shares in 2012, and 25,008 shares in 2013; assuming a life based on the effective date of an initial public offering of the Company, 567,970 shares expire five years from that date, while the remaining 20,006 expire three years from that date.

      Comerica holds a warrant for the purchase of 92,496 shares of Series D Preferred Stock that has a life equal to the lesser of (a) seven years from its original date of issuance, or (b) five years from the effective date of an initial public offering of the Company. Assuming the 7-year life, the warrant will expire in 2010.

      The fair value of these 680,472 warrants at the time of assumption was $0.3 million, this amount was included in the purchase price of White Amber (Note 1). The Company’s calculations were made using the Black-Scholes method with the following weighted-average assumptions: expected life of 7.87 years; stock volatility of 72%; risk-free interest rate of 3.6%; and no dividend payments during the expected term.

Series D Preferred Stock Option Plan

      The Company has reserved 1,238,926 shares of Series D Preferred Stock for issuance under a stock option plan (the “Series D Option Plan”) that was approved by the Board of Directors in 2003, in connection with the acquisition of White Amber (Note 1). Options to purchase 1,238,926 shares at $0.15 per share were issued under the Series D Option Plan in 2003. The fair value of these options was determined to be approximately $0.6 million utilizing the Black-Scholes Option Pricing Model, $0.2 million of which was recorded as part of the purchase of White Amber and the balance of $0.4 million was recorded as deferred stock-based compensation to be amortized over the respective vesting period of the awards. No further issuances may be made from this plan. Options under the Series D Option Plan have a ten-year life, with 9.81 years remaining life as of December 31, 2003.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Options under the Series D Option Plan are subject to the vesting provisions associated with each grant, and generally called for 25% vesting upon issuance, with future vesting over defined periods for the remaining shares, and options for the purchase of 154,867 shares subject to accelerated vesting in August 2004 upon the contingent occurrence of a specific milestone event. A schedule of the vesting is included below.

Period of Vesting	Number of Options

2003, upon issuance	271,013
2003	260,182

Vested at December 31, 2003	531,195
2004	479,311
2005	40,653
2006	32,900
2007, or in 2004 upon milestone event	154,867

1,238,926

7.	Common Stock

Class A Common Stock

      Holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held.

Class B Common Stock

      Holders of Class B Common Stock have effectively the same economic rights and preferences as the holders of Class A Common Stock through their ownership of exchangeable shares. The holders of Class B Common Stock are entitled to one vote for each share of Class B Common Stock held and vote as a single class with Class A common stock and all series of Preferred Stock. The Class B common stock is redeemable for $0.00001 per share at the time that the Class A preferred exchangeable shares or Class B preferred exchangeable shares of 9090-5415 Quebec, Inc. are exchanged for Class A common stock.

      Other than the voting rights and redemption rights described above, holders of Class B common stock are not entitled to any rights, economic or otherwise, as a result of their ownership of Class B common stock.

Exchangeable Shares

      In November 1999, the Company entered into an exchangeable share transaction with 9090-5415 Quebec Inc., formerly known as Viasite Inc., a corporation organized under the laws of Quebec, Canada. In connection with this transaction, the Company was issued 1,000 Class A common shares of 9090-5415 Quebec. The remaining shares of 9090-5415 Quebec are non-voting exchangeable shares, entitling the holder to exchange each share for a share of our Class A common stock on a one to one basis. There are 17,879,362 Class A preferred exchangeable shares and 6,350,400 Class B preferred exchangeable shares currently outstanding. The Class A preferred exchangeable shares and Class B preferred exchangeable shares are referred to together as the exchangeable shares. In addition, holders of exchangeable shares are party to a covenant agreement which entitles them to the economic equivalent of dividends declared on Class A common stock.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      These exchangeable shares were issued so that the holders of the outstanding capital stock of 9090-5415 Quebec could defer the imposition of certain taxes under Canadian law until such time as they elected, or the Company requires them to exchange their exchangeable shares for shares of our Class A common stock. In order to give the holders of these exchangeable shares the ability to vote on matters which may be voted on by stockholders of the Company during the period prior to when they exchange their exchangeable shares for shares of our Class A common stock, the Company has issued to the holders of exchangeable shares one share of its Class B common stock for each exchangeable share held by them, which shares of Class B common stock are redeemable, one for one, for nominal value by the Company upon and simultaneously with the exchange of the exchangeable shares. There are 24,229,762 shares of the Company’s Class B common stock are outstanding as of December 31, 2003.

Class A Common Stock Warrants

      In January 2000, the Company entered into a professional services agreement for marketing services with an affiliate of a stockholder. The service provider was also directly affiliated with a member of the Company’s Board of Directors. In consideration of this services agreement, the Company granted a warrant to purchase 2,891,530 shares of Class A Common Stock at an exercise price equal to $0.61 per share. The service agreement had a term of one year, and the warrant is fully vested and exercisable at any time from the date of grant through the earlier of (a) January 25, 2005 or (b) a closing of an initial public offering of the Company’s common stock. The fair value of the warrant, estimated to be $2.8 million, was charged to marketing expense during the year ended December 31, 2000. The fair value of the warrant was determined using the Black-Scholes method. This warrant remains outstanding as of December 31, 2003.

      In July 2001, the Company entered into a reseller agreement for the distribution of the Company’s software (the “Reseller Agreement”). In consideration of this Reseller Agreement, the Company granted a warrant to the reseller to purchase up to 1,521,263 shares of Class A Common Stock at an exercise price equal to $1.58 per share (the “Reseller Warrant”). The exercisability of the warrant will be determined by reference to whether milestones are met which are based upon the application fees received by the Company during a specified three-year period that ends in January 2005. The warrant rights terminate five years after becoming exercisable. Because of the milestone-based vesting, the Reseller Warrant is subject to variable plan accounting and will be remeasured at each reporting date until all shares are vested or forfeited, or the warrant is canceled. To date, no shares have been vested and based on the assessment of the application fees received to date from this reseller, and the evaluation of likely fees to be received between now and January 2005, it is highly unlikely that any of these warrants will vest. The Company believes it is unlikely that the shares will vest in the future. In addition, since it was not probable at December 31, 2003 that the minimum achievable milestone would be met, there was no recognition of this award in the statement of operations during the year ended December 31, 2003. The fair value associated with this Reseller Warrant will be recognized as a reduction of revenues over the remaining term of the arrangement when, and if, it becomes probable that the minimum milestone will be achieved. The fair value of these warrants that would be treated as a reduction of revenue is $0.2 million at December 31, 2003. The Company’s calculations were made using the Black-Scholes method with the following weighted-average assumptions: expected life of 5.0 years; stock volatility of 68%; risk-free interest rate of 2.72%; and no dividend payments during the expected term. Such fair value will increase or decrease based, in part, on changes in the fair value of the underlying Class A Common Stock.

      In November 2001, the Company granted a fully vested warrant to purchase 15,500 shares of Class A Common Stock at an exercise price equal to $0.50 per share in consideration of past services provided by a consultant. The warrant is exercisable at any time from the grant date through the earlier of (a) November 20, 2006, (b) a closing of an initial public offering of the Company’s common stock or (c) a change of control of the Company. The fair value of the warrant at the date of issue, estimated to

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

be $6,000, was charged to selling and marketing expense during the year ended December 31, 2001. The fair value of the warrants was based on the fair market value of the services rendered to the Company.

      In September 2003, the Company granted a fully vested warrant to purchase 10,000 shares of Class A Common Stock at an exercise price equal to $0.50 per share in consideration of services provided by a consultant in 2003. The warrant is exercisable at any time from the grant date through the earlier of (a) November 20, 2006, (b) a closing of an initial public offering of the Company’s common stock or (c) a change of control of the Company. The fair value of the warrant at the date of issue, $10,000, was charged to selling and marketing expense during the year ended December 31, 2003. The fair value of the warrant was based on the fair market value of the services rendered to the Company.

Class A Common Stock Option Plans

      The Company has reserved 19,426,092 shares of Class A Common Stock for issuance under two stock option plans that were approved by the Board of Directors in 1999. Options to purchase common shares may be granted to employees, directors, and certain consultants. Options are subject to the vesting provisions associated with each grant, generally vesting one-third on the first anniversary of the grant and ratably thereafter for the following 24 months. At December 31, 2003, 4,367,982 shares were available for future grants.

      In September 2002, the Board of Directors approved the extension of the term of the options from five to ten years as well as the period of time an employee is entitled to exercise options after terminating employment from a period of 45 days to 90 days. In connection with this modification, the Company recorded a compensation charge of $0.6 million that related to vested options. There was no charge relating to unvested options because the exercise price of unvested options equaled or exceeded the fair value of the underlying stock at the modification date.

      The following table presents a summary of the stock option activity and related information:

		Weighted-Average
	Number of Options	Exercise Price

Outstanding — December 31, 2000	3,916,523	$0.55
Granted	1,059,733	0.50
Exercised	(11,431)	0.64
Forfeited	(524,569)	0.75

Outstanding — December 31, 2001	4,440,256	0.51
Granted	8,699,865	0.50
Exercised	(60,452)	0.52
Forfeited	(716,889)	0.55

Outstanding — December 31, 2002	12,362,780	0.50
Granted	3,428,876	0.50
Exercised	(133,126)	0.22
Forfeited	(818,235)	0.47

Outstanding — December 31, 2003	14,840,295	$0.51

Exercisable — December 31, 2003	10,817,600	$0.51

      The Company has granted stock options to employees during 2002 and 2003 at exercise prices deemed by the Board of Directors to be greater than or equal to the fair value of the Class A Common Stock at the time of grant. The fair value of the Class A Common Stock has been determined by the

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Board of Directors of the Company at each stock option measurement date based on a variety of different factors including the Company’s financial position and historical financial performance, the status of technological developments within the Company, the composition and ability of the current engineering and management team, an evaluation and benchmark of the Company’s competition, the current climate in the marketplace, the illiquid nature of the common stock, arms’-length sales of the Company’s capital stock (including redeemable convertible preferred stock), the effect of the rights and preferences of the preferred stockholders, and the prospects of a liquidity event, among others.

      During 2001 and 2003, the Company awarded stock options to purchase 12,000 and 10,000 shares, respectively, of Class A Common Stock to certain of its consultants. The stock options have an exercise price of $0.50 per share and ten-year terms from their issue dates. The options issued in 2001 are subject to a vesting period of three years and will be fully vested in January 2004, the options issued in 2003 are subject to a vesting period of four years and will be fully vested in February 2007. The awards are being accounted for in accordance with EITF 96-18.

      The following table summarizes stock options outstanding at December 31, 2003:

		Weighted-Average
		Remaining
	Number of Options	Contractual Life	Number of Options
Exercise Price	Outstanding	(Years)	Exercisable

$0.02	176,400	4.76	176,400
0.10	882,000	5.25	882,000
0.21	14,000	5.34	14,000
0.32	265,957	5.71	265,957
0.50	11,737,212	7.88	7,724,640
0.64	727,000	5.78	727,000
0.95	1,037,726	6.48	1,027,603

December 31, 2003	14,840,295	7.44	10,817,600

December 31, 2002			8,412,608

December 31, 2001			2,610,031

8.	Related-Party Transactions

      In addition to related-party transactions described in Note 6, the Company entered into the following related-party transactions:

      The Company paid approximately $0.2 million, $0.2 million and $0.3 million, during the years ended December 31, 2001, 2002 and 2003, respectively, for professional services provided by a law firm in which one of the members of the Company’s Board of Directors is a partner.

      During 2003, the Company paid $43,000 to an individual for consulting services. Subsequent to these services being provided this individual became a member of the Board of Directors of the Company.

      The Company paid approximately $0.4 million in marketing expenses to a stockholder of the Company during the year ended December 31, 2001. There were no such transactions during the years ended December 31, 2002 or 2003.

      The Company recorded approximately $0.6 million in marketing expenses during the year ended December 31, 2001 related to services provided by an entity that is partially owned by a member of the

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s chief executive officer’s family. There were no such transactions during the years ended December 31, 2002 or 2003.

      One of the Company’s customers was owned by one of the Company’s stockholders. During the year ended December 31, 2001, the Company recognized approximately $45,000 in revenues from services delivered to this customer. There were no such transactions during the years ended December 31, 2002 or 2003.

9.	Income Taxes

      During the year ended December 31, 2003 the Company recorded an income tax provision of $89,000. Included in the income tax provision was approximately $54,000 related to income taxes in the state of California as there were no net operating loss carryforwards to offset the 2003 income. The Company also recorded $35,000 in U.S. Federal alternative minimum tax, which may be credited to future income tax liability. However, the Company determined that it was more likely than not the alternative minimum tax benefit would not be realized.

      The domestic and foreign components of income (loss) before provision for income taxes were as follows (in thousands):

	Year Ended December 31,

	2001	2002	2003

Domestic	$(8,715)	$(2,475)	$1,404
Foreign	(2,029)	(1,676)	(2,880)

	$(10,744)	$(4,151)	$(1,476)

      The provision for (benefit from) income taxes differs from that based on the federal statutory rate due to the following (in thousands):

	2001	2002	2003

Federal tax at statutory rate	(34)%	(34)%	(34)%
State income taxes, net	(7)	(6)	(6)
Non-deductible items	5	5	12
Valuation allowance	36	35	22

	—%	—%	6%

      The components of the Company’s deferred tax assets were as follows (in thousands):

	2002	2003

Deferred tax assets:
NOL carryforwards	$8,023	$10,374
Reserves and accruals	72	137
Property and equipment	1,355	1,705
Warrants issued for services	1,288	1,331
Deferred revenue	609	704
Other, net	6	79

Total deferred tax assets	$11,353	$14,330

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2003

Deferred tax liabilities:
Canadian investment credits	$(1,038)	$(1,738)
Acquired intangible assets	—	(1,091)
Valuation allowance	(10,315)	(11,501)

Deferred tax asset, net	$—	$—

      A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, because of the Company’s limited operating history, management has provided a valuation allowance for the full amount of the deferred tax asset due to the uncertainty of realization. The valuation allowance has increased by $4.1 million, $1.7 million and $1.2 million in each of 2001, 2002 and 2003, respectively. Approximately $1.7 million of the valuation allowance has been established for certain deferred tax assets associated with the acquisition of White Amber. Should these assets be realized the reduction of the valuation allowance will be recognized as a reduction of goodwill.

      The Company has available for future periods U.S. federal tax operating loss carryforwards of approximately $23.1 million. The net operating loss carryforwards expire beginning in 2019. In addition, the Company has Canadian federal and provincial tax operating loss carryforwards of approximately $5.2 million, which expire beginning in 2006.

      Compliance with income tax regulations requires the Company to make decisions relating to the transfer pricing of revenues and expenses between each of its legal entities that are located in several countries. The Company’s determinations include many decisions based on our knowledge of the underlying assets of the business, the legal ownership of these assets, and the ultimate transactions conducted with customers and other third-parties. The Company is currently under examination by the Canada Customs and Revenue Agency, or CCRA, with respect to its assumptions and historical reporting relating to these assets and transactions. To the extent that the assumptions and historical reporting are determined to not be compliant with the regulations prescribed by the CCRA the Company may be subject to penalties. Due to the nature of the regulations, the Company cannot determine the potential exposure. These penalties would not be accounted for as a provision for income taxes, but rather as an incremental operating expense.

10.	Commitments and Contingencies

      Operating Leases — The Company leases certain equipment, internet access services, and office facilities, under noncancelable operating leases or long-term agreements. Rental expense under these agreements for the years ended December 31, 2001, 2002 and 2003 was approximately $1.2, $2.1 and $3.2 million, respectively.

      The minimum noncancelable scheduled rentals under these agreements are as follows (in thousands):

		Internet
	Equipment	Access	Facilities	Total

2004	$1,368	$622	$1,621	$3,611
2005	638	327	1,372	2,337
2006	512	109	1,009	1,630
2007	—	—	625	625
Thereafter	—	—	—	—

Total	$2,518	$1,058	$4,627	$8,203

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Litigation — On October 1, 2002, Bernard Hodes Group, Inc. filed a lawsuit against the Company in the Supreme Court of the State of New York, County of New York, alleging breach of contract, deceptive acts and practices in violation of New York state law, promissory estoppel, money had and received, and quantum meruit arising from an alleged failure to pay referral fees for Bernard Hodes Group’s introduction of clients to the Company. The complaint seeks damages in an amount equal to thirty percent of all first year revenues and twenty percent thereafter from certain customers allegedly referred to the Company by Bernard Hodes Group. The Company has filed counterclaims for misappropriation of trade secrets, unfair competition, breach of duty, and breach of contract arising from Bernard Hodes Group’s allegedly unauthorized use of the Company’s proprietary information and the introduction of a competing product. Although the Company believes it has meritorious defenses and counterclaims, litigating the case will require the expenditure of financial resources and management time. In the event of an adverse result, the Company may have to make a payment to Bernard Hodes Group, which could have a material effect on its operating results or financial condition. The Company estimates the range of potential loss associated with this litigation to be between $250,000 and $750,000.

      In addition, the Company is involved in various legal proceedings arising from the normal course of business activities. In the opinion of management, resolution of these proceedings is not expected to have a material adverse impact on our operating results or financial condition. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect our future operating results or financial condition in a particular period. The Company is unable to estimate the range of potential loss relating to these proceedings.

      Indemnification — The Company enters into standard indemnification agreements in our ordinary course of business. Pursuant to these agreements, the Company agrees to indemnify, hold harmless, and reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally our customers, in connection with any patent, copyright or other intellectual property infringement claim by any third party with respect to our products. The term of these indemnification agreements is generally coterminous with the term of the arrangement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is typically limited to the fees paid pursuant to the agreement in question but in some cases is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.

      Certain of our agreements also provide for the performance of services at customer sites. These agreements may contain indemnification clauses, whereby the Company will indemnify the customer from any and all damages, losses, judgments, costs and expenses for acts of our employees or subcontractors resulting in bodily injury or property damage. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has general and umbrella insurance policies that would enable us to recover a portion of any amounts paid. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.

      As permitted under Delaware law, the Company has agreements with its directors whereby the Company will indemnify them for certain events or occurrences while the director is, or was, serving at our request in such capacity. The term of the director indemnification is perpetual as to events or occurrences that take place while the director is, or was, serving at the request of the Company. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, our director and officer insurance policy limits our exposure and enables us to recover a portion of any future amounts paid. As a result of our insurance policy coverage, the

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company believes the estimated fair value of these indemnification agreements is minimal. All of these indemnification agreements are subject to the provisions of Financial Interpretation No. 45 (FIN 45). The adoption of FIN 45 had no impact on the Company’s consolidated financial position and results of operations.

11.	Employee Benefit Plans

      The Company maintains a 401(k) profit-sharing plan (the “401(k) Plan”) covering substantially all U.S. employees. Employees are eligible for a discretionary contribution from the Company based on each employee’s total contribution, not to exceed 6% of an employee’s compensation. The Company made no discretionary contributions to the 401(k) Plan during the years ended December 31, 2001, 2002 and 2003.

12.	Net Loss Per Share

      Net Loss Per Share — Basic and diluted net loss per common share is calculated by dividing the net loss applicable to common stockholders by the weighted-average number of Class A and Class B common shares (the common share) outstanding during the period. The Class B common shares have effectively the same economic rights and preferences as the Class A common shares through their holding of exchangeable shares. Diluted net loss per common share is the same as basic net loss per common share, since the effects of potentially dilutive securities are antidilutive for all periods presented. Antidilutive securities, which consist of redeemable convertible preferred stock, stock options, and warrants that are not included in the diluted net loss per share calculation, aggregated to (in thousands) 61,641, 64,448 and 66,853 as of December 31, 2001, 2002, and 2003, respectively.

      Unaudited Pro Forma Net Loss Per Share — Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of automatic conversion of all outstanding convertible preferred stock into shares of the Company’s Series A common stock effective upon the assumed closing of the Company’s proposed initial offering as if such conversions had occurred at the date of original issuance.

      The following table reconciles the weighted-average common shares used in the computation of basic and diluted weighted-average common shares outstanding to the unaudited pro forma basic and diluted weighted-average common shares outstanding (in thousands):

2003

Basic and diluted weighted-average common shares outstanding	24,378
Weighted-average number of common shares assuming the conversion of all convertible preferred stock	65,637

Unaudited pro forma weighted-average common shares outstanding	90,015

      The following table reconciles the net loss available to common stockholders used in the computation of basic and diluted net loss attributable to common stockholders per share to the unaudited proforma net loss available to common stockholders (in thousands):

2003

Net loss attributable to common stockholders	$(3,984)
Reversal of accretion of dividends and offering costs on preferred stock	2,419

Unaudited pro forma net loss attributable to common stockholders	$(1,565)

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Segment and Geographic Information

      The Company follows the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and related Information,” which establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer of the Company.

      The Company is organized geographically and by line of business. The Company has two major line of business operating segments: application and consulting services.

      The application line of business is engaged in the development, marketing, hosting and support of our software applications. The consulting services line of business offers implementation, business process reengineering, change management, and education and training services.

      The accounting policies of the line of business operating segments are the same as those described in the summary of significant accounting policies. The Company does not track assets or capital expenditures by operating segments. Consequently, it is not practical to show assets, capital expenditures, depreciation or amortization by operating segments.

      The following table presents a summary of operating segments (in thousands):

	Application	Consulting	Total

2001:
Revenue	$7,827	$4,720	$12,547
Contribution margin(1)	1,500	65	1,565
2002:
Revenue	20,753	7,635	28,388
Contribution margin(1)	10,306	1,131	11,437
2003:
Revenue	36,029	7,606	43,635
Contribution margin(1)	17,361	1,144	18,505

(1)	The contribution margins reported reflect only the expenses of the line of business and do not represent the actual margins for each operating segment since they do not contain an allocation for selling and marketing, general and administrative, and other corporate expenses incurred in support of the line of business.

      Profit Reconciliation (in thousands):

	Years Ended December 31,

	2001	2002	2003

Contribution margin for reportable segment	$1,565	$11,437	$18,505
Sales and marketing	(11,211)	(12,205)	(14,767)
General and administrative	(1,545)	(3,372)	(4,726)
Charge for in — process research and development	—	—	(150)
Interest and other income, net	447	(11)	(338)

Loss before provision for income taxes	$(10,744)	$(4,151)	$(1,476)

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Geographic Information:

Revenue attributed to a country or region includes sales to multinational organizations and are based on the country of location of the contracting party. Revenues as a percentage of total revenues are as follows:

	Years Ended December 31,

	2001	2002	2003

United States	79.8%	84.5%	85.0%
Canada	20.2%	14.0%	11.7%
All Other	0.0%	1.5%	3.3%

	100.0%	100.0%	100.0%

During the years ended December 31, 2001, 2002 and 2003 there were no customers that individually represented greater than 10% of the Company’s total revenue.

The Company has intercompany distribution arrangements with its subsidiaries. The basis for these arrangements, disclosed below as transfers between geographic locations, is cost plus a specified percentage for services and a commission rate for sales generated in the geographic region. Revenue and identifiable assets for the operations are as follows (in thousands):

	United States	Canada	Europe	Other	Eliminations	Total

Year Ended
December 31, 2001 —
Revenues	$10,018	$2,529	$—	$—	$—	$12,547

Net tangible identifiable assets	20,604	9,318	120	—	(8,921)	21,121

Year Ended
December 31, 2002 —
Revenues	23,995	3,960	433	—	—	28,388

Net tangible identifiable assets	21,454	8,369	536	36	(10,233)	20,162

Year Ended
December 31, 2003 —
Revenues	37,095	5,095	1,342	103	—	43,635

Net tangible identifiable assets	40,539	11,846	1,237	218	(16,970)	36,870

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Accounts Payable and Accrued Expenses

      Accounts payable and accrued expenses consists of the following (in thousands):

	2002	2003

Payable to staffing suppliers	$—	$9,726
Accrued compensation	1,701	3,286
Accounts payable	1,562	1,750
All other accruals	502	2,042

	$3,765	$16,804

TALEO CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET

(in thousands, except share data)

		March 31,
		2004
		Pro Forma
	March 31,	Capitalization
	2004	(Note 9)

ASSETS
Current assets:
Cash and cash equivalents	$10,474
Accounts receivable, less allowance of $50	7,689
Prepaid expenses and other current assets	871
Investment credit receivable	2,713

Total current assets	21,747
Property and equipment, net	6,906
Other assets	620
Goodwill	2,719
Other intangibles, net	2,183

Total assets	$34,175

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$2,753
Accounts payable and accrued liabilities	10,667
Customer deposits and other current liabilities	805
Deferred revenue	6,549

Total current liabilities	20,774

Customer deposits	63
Deferred revenue	79
Long-term debt	1,287
Commitments and contingencies (Note 7)

Convertible preferred stock, $0.00001 par value, 79,383,696 shares authorized; 69,870,095 shares issued and outstanding, liquidation preference of $48,111 at March 31, 2004 and none pro forma	47,316	$—

Class B redeemable common stock, $0.00001 par value, 24,229,762 shares authorized, issued, and outstanding at March 31, 2004 and 24,229,762 shares outstanding pro forma	—	—

Stockholders’ equity (deficit):
Class A Common Stock; par value, $0.00001 per share; 250,000,000 shares authorized; 306,322 shares issued and outstanding at March 31, 2004 and 74,312,906 pro forma	—	1
Additional paid-in capital	6,092	53,407
Accumulated deficit	(41,959)	(41,959)
Deferred compensation	(192)	(192)
Accumulated other comprehensive gain	715	715

Total stockholders’ equity (deficit)	(35,344)	$11,972

Total liabilities and stockholders’ deficit	$34,175

See accompanying notes to unaudited consolidated condensed financial statements.

TALEO CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months
	Ended March 31,

	2003	2004

Revenue:
Application	$7,791	$11,285
Consulting	1,611	2,115

Total revenue	9,402	13,400

Cost of revenue:
Application	1,451	3,055
Consulting	1,646	2,056

Total cost of revenue	3,097	5,111

Gross profit	6,305	8,289

Operating expenses:
Sales and marketing	3,542	4,678
Research and development	2,169	4,366
General and administrative	754	1,431

Total operating expenses	6,465	10,475

Operating loss	(160)	(2,186)

Other income (expense):
Interest income	22	26
Interest expense	(22)	(85)
Other income (expense), net	(117)	(59)

Total other income (expense)	(117)	(118)

Net loss	(277)	(2,304)
Accretion of dividends and issuance costs on preferred stock	(509)	(687)

Net loss attributable to common stockholders	$(786)	$(2,991)

Net loss attributable to common stockholders per share — basic and diluted	$(0.03)	$(0.12)

Unaudited pro forma net loss attributable to common stockholders per share — basic and diluted (Note 3)		$(0.03)

Weighted average shares:
Basic and diluted	24,317	24,485

Unaudited pro forma basic and diluted (Note 3)		99,885

See accompanying notes to unaudited consolidated condensed financial statements.

TALEO CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months
	Ended March 31,

	2003	2004

Cash flows from operating activities:
Net loss	$(277)	$(2,304)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	614	1,072
Noncash stock compensation expenses	—	99
Changes in working capital accounts:
Accounts receivable	1,435	901
Prepaid expenses	(101)	(298)
Investment credit receivable	(430)	(731)
Accounts payable and accrued liabilities	(377)	(6,197)
Deferred revenues and customer deposits	808	173

Net cash provided by (used in) operating activities	1,672	(7,285)

Cash flows from investing activities:
Acquisition of fixed assets	(1,321)	(878)

Net cash used in investing activities	(1,321)	(878)

Cash flows from financing activities:
Proceeds from long-term debt	52	985
Principal payments on long-term debt	(107)	(577)
Employee stock options and warrants exercised	2	44

Net cash provided by (used in) financing activities	(53)	452

Effect of exchange rates on cash and cash equivalents	59	(9)

Increase (decrease) in cash and cash equivalents	357	(7,720)
Cash and cash equivalents:
Beginning of period	8,964	18,194

End of period	$9,321	$10,474

Supplemental cash flow disclosures:
Cash paid for interest	$10	$64

See accompanying notes to unaudited consolidated condensed financial statements.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1.	Interim Condensed and Consolidated Financial Statements

      In the opinion of management, the accompanying unaudited interim consolidated condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Accordingly, certain information and footnote disclosures required for complete financial statements are not included herein. It is suggested that these unaudited interim consolidated condensed financial statement be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003, which are contained elsewhere in this prospectus. In the opinion of management, all adjustments, consisting of normal and recurring adjustments, considered necessary for a fair presentation of the financial position, results of operations, and cash flows at the dates and for the periods presented have been included. The results of operations for the three month period ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

2.	Stock-Based Compensation

      The Company accounts for employee and director stock option grants using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” which does not require the recognition of compensation expense for options granted to employees and directors with exercise prices equal to the fair value of the common stock at the date of grant.

      SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended, requires the disclosure of pro forma information about net loss as if the Company had accounted for its stock options under the fair-value method. For purposes of pro forma disclosures, the estimated fair value of options (as determined using the Black-Scholes option-pricing model) is amortized to pro forma expense over the vesting period of the option. Had compensation expense from the Company’s plan been determined consistent with SFAS No. 123, net loss would have been approximately as follows (in thousands, except per share data):

	Three Months
	Ended March 31,

	2003	2004

Net loss attributable to common stockholders:
As reported	$(786)	$(2,991)
Add: Stock-based compensation expense included in reported net loss	—	99
Deduct: Stock-based compensation expense determined under fair value based method for all awards	(325)	(341)

Pro forma	$(1,111)	$(3,233)

Basic and diluted loss per share:
As reported	$(0.03)	$(0.12)

Pro forma	$(0.05)	$(0.13)

3.	Net Loss Per Share

      Net Loss Per Share — Basic and diluted net loss per common share is calculated by dividing the net loss applicable to common stockholders by the weighted-average number of Class A and Class B common

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

shares (the common shares) outstanding during the period. Diluted net loss per common share is the same as basic net loss per common share, since the effects of potentially dilutive securities are antidilutive for all periods presented. Antidilutive securities, which consist of redeemable convertible preferred stock, stock options, and warrants that are not included in the diluted net loss per share calculation, aggregated to (in thousands) 64,405 and 91,536 in the three-months period ended March 31, 2003 and 2004, respectively.

      Unaudited Pro Forma Net Loss Per Share — Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of automatic conversion of all outstanding convertible preferred stock into shares of the Company’s Series A common stock effective upon the assumed closing of the Company’s proposed initial offering as if such conversions had occurred at the date of original issuance.

      The following table reconciles the weighted-average common shares used in the computation of basic and diluted weighted-average common shares outstanding to the unaudited pro forma basic and diluted weighted-average common shares outstanding (in thousands):

2004

Basic and diluted weighted-average common shares outstanding	24,485
Weighted-average number of common shares assuming the conversion of all convertible preferred stock	75,400

Unaudited pro forma weighted-average common shares outstanding	99,885

      The following table reconciles the net loss available to common stockholders used in the computation of basic and diluted net loss attributable to common stockholders per share to the unaudited pro forma net loss available to common stockholders (in thousands):

2004

Net loss attributable to common stockholders	$(2,991)
Reversal of accretion of dividends and offering costs on preferred stock	687

Unaudited pro forma net loss attributable to common stockholders	$(2,304)

4.	Comprehensive Income (Loss)

      Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The components of comprehensive income (loss) for the three months ended March 31, 2003 and 2004 are as follows (in thousands):

	2003	2004

Net loss	$(277)	$(2,304)
Foreign currency adjustment	59	(50)

Comprehensive income (loss)	$(218)	$(2,354)

5.	Stock Option Plans

Class A Common Stock Option Plans

      The Company has reserved 19,426,092 shares of Class A Common Stock for issuance under two stock option plans that were approved by the Board of Directors in 1999. Options to purchase common shares may be granted to employees, directors, and certain consultants. Options are subject to the vesting provisions associated with each grant, generally vesting one-third on the first anniversary of the grant and

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

ratably thereafter for the following 24 months. At March 31, 2004, 2,777,661 shares were available for future grants.

      The following table presents a summary of the stock option activity during the three-month period ended March 31, 2004, and related information:

		Weighted-Average
	Number of Options	Exercise Price

Outstanding — December 31, 2003	14,840,295	$0.51
Granted	1,758,730	3.00
Exercised	(90,808)	0.50
Forfeited	(168,409)	0.52

Outstanding — March 31, 2004	16,339,808	$0.77

Exercisable — March 31, 2004	11,577,491	$0.51

      The Company has granted stock options to employees in the three months ended March 31, 2004 at exercise prices deemed by the Board of Directors to be equal to or greater than the fair value of the Class A Common Stock at the time of grant. The fair value of the Class A Common Stock has been determined by the Board of Directors of the Company at each stock option measurement date based on a variety of different factors including the Company’s financial position and historical financial performance, the status of technological developments within the Company, the composition and ability of the current engineering and management team, an evaluation and benchmark of the Company’s competition, the current climate in the marketplace, the illiquid nature of the common stock, arms’-length sales of the Company’s capital stock (including redeemable convertible preferred stock), the effect of the rights and preferences of the preferred stockholders, and the prospects of a liquidity event, among others.

      During 2001 and 2003, the Company awarded stock options to purchase 12,000 and 10,000 shares, respectively, of Class A Common Stock to certain of its consultants. The stock options have an exercise price of $0.50 per share and ten-year terms from their issue dates. The options issued in 2001 are subject to a vesting period of three years and were be fully vested in January 2004, the options issued in 2003 are subject to a vesting period of four years and will be fully vested in February 2007. The awards are being accounted for in accordance with EITF 96-18. The Company expensed $7,605 relating to the vesting of these options during the three month period ended March 31, 2004.

      The following table summarizes stock options outstanding at March 31, 2004:

		Weighted-Average
		Remaining
	Number of Options	Contractual Life	Number of Options
Exercise Price	Outstanding	(Years)	Exercisable

$0.02	176,400	4.51	176,400
0.10	882,000	5.00	882,000
0.21	14,000	5.09	14,000
0.32	265,957	5.46	265,957
0.50	11,489,995	7.74	8,454,695
0.64	727,000	5.53	727,000
0.95	1,025,726	6.23	1,025,686
3.00	1,758,730	9.96	31,753

Totals	16,339,808	7.56	11,577,491

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

Series D Preferred Stock Option Plan

      The Company has reserved 1,238,926 shares of Series D Preferred Stock for issuance under a stock option plan (the “Series D Option Plan”) that was approved by the Board of Directors in 2003. Options to purchase 1,238,926 shares at $0.15 per share were issued under the Series D Option Plan in 2003. The fair value of these options was determined to be approximately $0.6 million utilizing the Black-Scholes Option Pricing Model, $0.2 million of which was recorded as part of the purchase of White Amber and the balance of $0.4 million was recorded as deferred stock-based compensation to be amortized over the respective vesting period of the awards. No further issuances may be made from this plan. Options under the Series D Option Plan have a ten-year life, with 9.55 years remaining life as of March 31, 2004.

      Options under the Series D Option Plan are subject to the vesting provisions associated with each grant, and generally called for 25% vesting upon issuance, with future vesting over defined periods for the remaining shares, and options for the purchase of 154,867 shares subject to accelerated vesting in August 2004 upon the contingent occurrence of a specific milestone event. A schedule of the vesting is included below.

Period of Vesting	Number of Options

2003, upon issuance	271,013
2003	260,182

Vested at December 31, 2003	531,195
2004	479,311
2005	40,653
2006	32,900
2007, or in 2004 upon milestone event	154,867

1,238,926

      Of the shares vesting in 2004, 229,498 vested in the three months ended March 31, 2004, bringing the total vested options to 760,693 at March 31, 2004.

6.	Related-Party Transaction

      The Company paid approximately $17,000 for professional services provided by a law firm in which one of the members of the Company’s Board of Directors is a partner.

7.	Contingencies — Litigation

      On October 1, 2002, Bernard Hodes Group, Inc. filed a lawsuit against the Company in the Supreme Court of the State of New York, County of New York, alleging breach of contract, deceptive acts and practices in violation of New York state law, promissory estoppel, money had and received, and quantum meruit arising from an alleged failure to pay referral fees for Bernard Hodes Group’s introduction of clients to the Company. The complaint seeks damages in an amount equal to thirty percent of all first year revenues and twenty percent thereafter from certain customers allegedly referred to the Company by Bernard Hodes Group. The Company has filed counterclaims for misappropriation of trade secrets, unfair competition, breach of duty, and breach of contract arising from Bernard Hodes Group’s allegedly unauthorized use of the Company’s proprietary information and the introduction of a competing product. Although the Company believes it has meritorious defenses and counterclaims, litigating the case will require the expenditure of financial resources and management time. In the event of an adverse result, the Company may have to make a payment to Bernard Hodes Group, which could have a material effect on

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

its operating results or financial condition. The Company estimates the range of potential loss associated with this litigation to be between $250,000 and $750,000.

8.	Segment and Geographic Information

      The Company follows the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” which establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer of the Company.

      The Company is organized geographically and by line of business. The Company has two major lines of business operating segments: application and consulting services.

      The application line of business is engaged in the development, marketing, hosting and support of our software applications. The consulting services line of business offers implementation, business process reengineering, change management, and education and training services.

      The accounting policies of the line of business operating segments are the same as those described in the summary of significant accounting policies. The Company does not track assets or capital expenditures by operating segments. Consequently, it is not practical to show assets, capital expenditures, depreciation or amortization by operating segments.

      The following table presents a summary of operating segments for the three-month periods ended March 31, 2003 and 2004 (in thousands):

	Application	Consulting	Total

2003:
Revenue	$7,791	$1,611	$9,402
Contribution margin(1)	4,171	(35)	4,136
2004:
Revenue	11,285	2,115	13,400
Contribution margin(1)	3,864	59	3,923

(1)	The contribution margins reported reflect only the expenses of the line of business and do not represent the actual margins for each operating segment since they do not contain an allocation for selling and marketing, general and administrative, and other corporate expenses incurred in support of the line of business.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

      Profit Reconciliation (in thousands):

	Three Months Ended
	March 31,

	2003	2004

Contribution margin for reportable segment	$4,136	$3,923
Sales and marketing	(3,542)	(4,678)
General and administrative	(754)	(1,431)
Interest and other income, net	(117)	(118)

Loss before provision for income taxes	$(277)	$(2,304)

      Geographic Information:

Revenue attributed to a country or region includes sales to multinational organizations and are based on the country of location of the contracting party. Revenues as a percentage of total revenues are as follows:

	Three Months Ended
	March 31,

	2003	2004

United States	86.1%	85.8%
Canada	10.5	9.4
All Other	3.4	4.8

	100.0%	100.0%

The Company has intercompany distribution arrangements with its subsidiaries. The basis for these arrangements, disclosed below as transfers between geographic locations, is cost plus a specified percentage for services and a commission rate for sales generated in the geographic region. Revenue and identifiable assets for the operations are as follows (in thousands):

	United States	Canada	Europe	Other	Eliminations	Total

Three Months Ended
March 31, 2003 —
Revenue	$8,091	$991	$261	$59	$—	$9,402

Net tangible identifiable assets	12,271	7,986	662	142	—	21,061

Three Months Ended
March 31, 2004 —
Revenue	11,485	1,265	501	149	—	13,400

Net tangible identifiable assets	18,060	9,239	1,260	265	(14)	28,810

9.	Pro Forma Capitalization

      The Company’s Board of Directors has authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed initial public offering (the “IPO”). If the IPO is consummated, the 69,870,095 outstanding shares of preferred stock, outstanding as of March 31, 2004, plus 4,136,489 shares issuable under antidilution

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

provisions discussed in Note 6 to Notes to Consolidated Financial Statements, will be converted into 74,006,584 shares of Class A common stock upon the closing of the IPO. The effect of the conversion of the preferred stock outstanding at March 31, 2004, has been reflected as pro forma capitalization in the accompanying consolidated condensed balance sheet. The Class B common stock will not convert into Class A common stock upon consummation of the IPO.

10.	Subsequent Event — Debt Restructuring

      Subsequent to March 31, 2004, we have restructured certain of our debt arrangements. On May 6, 2004 we repaid to Comerica the remaining balance on the long-term debt owed to them, this debt had a total of $1.8 million outstanding as of December 31, 2003, and a balance of $1.5 million when repaid. All security relating to this loan has been released as of the repayment date on May 6, 2004.

      On May 7, 2004, we restructured our debt agreements with National Bank of Canada. This restructuring provides for several components, including (a) renewal of the $0.4 million line of credit; (b) continuation of the pre-existing term loan that had a $1.0 million balance as of December 31, 2003, and $1.8 million outstanding at March 31, 2004 after an additional draw down against new capital purchases was made in January 2004; (c) a new term loan providing for an additional $1.8 million in additional debt to fund fixed asset purchases; and (d) new demand loans totaling $3.4 million. In addition, the new arrangement includes several other smaller components, including a corporate credit card with a $0.3 million limit and a credit facility for the purchase of foreign exchange contracts.

      Of the new agreements, $1.8 million has been drawn down relating to the new line on fixed asset purchases, and $3.0 million has been drawn down against the Demand Loans. The new term loan is repayable in 36 monthly increments of approximately $50,000 per month; of the demand loan currently drawn down $1.4 million is repayable by September 2004, and the other $1.6 million is repayable on September 30, 2004 or no later than October 31, 2005, with monthly increments of $100,000 per month beginning in October 31, 2004 with lump sum payments of approximately $0.5 million in October 2004 and $0.6 million in October 2005. We have classified these Demand Loans as current in the March 31, 2004 consolidated condensed balance sheet.

      All of the debt under the National Bank of Canada agreement may be repaid out of the Company’s working capital, or proceeds of the initial public offering of Class A common stock, without penalty. The new National Bank of Canada agreement provides for the maintenance of a number of financial and other covenants and is secured by various assets, including equipment, accounts and tax credits receivable, and by a negative pledge on our intellectual property. Each of the National Bank of Canada financings is denominated in Canadian dollars.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

White Amber, Inc.:

      We have audited the accompanying balance sheets of White Amber, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Amber, Inc. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Melville, New York

October 9, 2003

WHITE AMBER, INC.

BALANCE SHEETS

	December 31,

	2002	2001

ASSETS
Current assets:
Cash	$5,064,620	$2,770,422
Accounts receivable, net	419,567	247,330
Prepaid expenses and other current assets	283,659	293,665

Total current assets	5,767,846	3,311,417

Property and equipment, net	2,557,252	4,091,176
Other assets, net	506,539	614,066

Total assets	$8,831,637	$8,016,659

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of notes payable and capital lease obligations	$1,418,762	$1,649,207
Accounts payable	2,657,226	2,633,656
Accrued expenses	1,138,383	1,650,744
Deferred revenue	246,181	—

Total current liabilities	5,460,552	5,933,607

Notes payable and capital lease obligations, long-term	3,101,327	4,640,135
Deferred rent	127,935	94,890
Convertible redeemable Preferred stock, with an aggregate liquidation preference of $50,081,884 as of December 31, 2002 (note 7)	40,991,164	32,471,782
Stockholders’ deficit:
Common stock, $0.01 par value. Authorized 36,000,000 and 25,000,000 shares; issued and outstanding 2,156,597 and 2,100,000 shares in 2002 and 2001, respectively	21,566	21,000
Additional paid-in capital	2,178,967	1,885,560
Deferred compensation	(95,817)	(247,592)
Accumulated deficit	(42,954,057)	(36,782,723)
Less: Treasury stock, 513,771 and 516,004 shares, at cost	—	—

Total stockholders’ deficit	(40,849,341)	(35,123,755)

Total liabilities and stockholders’ deficit	$8,831,637	$8,016,659

See accompanying notes to financial statements

WHITE AMBER, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2002	2001

Revenues	$5,820,343	$1,779,947
Cost of revenues	2,479,651	3,323,730

Gross profit (loss)	3,340,692	(1,543,783)
Operating expenses:
Sales and marketing	2,213,365	3,887,245
Research and development	3,531,388	8,293,315
General and administrative	1,708,294	1,535,542
Depreciation and amortization	1,629,288	3,750,353
Gain on disposal of property and equipment	—	(489,096)
Loss on abandonment of property and equipment	—	1,934,881

Total operating expenses	9,082,335	18,912,240

Loss from operations	(5,741,643)	(20,456,023)
Interest income	139,598	394,360
Interest expense	(288,937)	(939,026)
Other expense, net	(280,352)	(72,584)

Net loss	$(6,171,334)	$(21,073,273)

See accompanying notes to financial statements.

WHITE AMBER, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

Years Ended December 31, 2002 and 2001

	Common Stock		Additional			Treasury stock		Total
			Paid-in	Deferred	Accumulated			Stockholders’
	Shares	Amount	Capital	Compensation	Deficit	Shares	Amount	Deficit

Balance at December 31, 2000	2,100,000	$21,000	$2,443,546	$(1,068,712)	$(15,709,450)	534,480	$—	$(14,313,616)
Issuance of common stock upon exercise of options	—	—	13,656	—	—	(18,476)	—	13,656
Cancellations of options	—	—	(593,646)	593,646	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	227,474	—	—	—	227,474
Accretion of preferred stock issuance costs	—	—	(26,128)	—	—	—	—	(26,128)
Issuance of common stock warrants	—	—	48,132	—	—	—	—	48,132
Net loss	—	—	—	—	(21,073,273)	—	—	(21,073,273)

Balance at December 31, 2001	2,100,000	21,000	1,885,560	(247,592)	(36,782,723)	516,004	—	(35,123,755)
Conversion of preferred stock to common stock	56,597	566	360,250	—	—	—	—	360,816
Issuance of common stock upon exercise of options	—	—	1,145	—	—	(2,233)	—	1,145
Cancellations of options	—	—	(65,583)	65,583	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	86,192	—	—	—	86,192
Accretion of preferred stock issuance costs	—	—	(42,645)	—	—	—	—	(42,645)
Issuance of preferred stock warrants	—	—	40,240	—	—	—	—	40,240
Net loss	—	—	—	—	(6,171,334)	—	—	(6,171,334)

Balance at December 31, 2002	2,156,597	$21,566	$2,178,967	$(95,817)	$(42,954,057)	513,771	$—	$(40,849,341)

See accompanying notes to financial statements.

WHITE AMBER, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2002	2001

Cash flows from operating activities:
Net loss	$(6,171,334)	$(21,073,273)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,629,288	3,750,353
Amortization of deferred stock-based compensation	86,192	227,474
Amortization of deferred financing costs	113,793	91,061
Non-cash stock-based consulting expense (note 7(c))	40,000	48,132
Deferred rent expense	33,045	—
Non-cash interest expense	86,403	—
Gain on disposal of property and equipment	—	(489,096)
Loss on abandonment of property and equipment	—	1,934,881
Changes in operating assets and liabilities:
Accounts receivable, net	(172,237)	(125,072)
Prepaid expenses and other current assets	10,006	81,979
Other assets	33,975	(121,584)
Accounts payable and accrued expenses	(488,792)	1,484,436
Deferred revenue	246,181	—

Net cash used in operating activities	(4,553,480)	(14,190,709)

Cash flows from investing activities:
Purchases of property and equipment	(95,364)	(2,439,710)

Net cash used in investing activities	(95,364)	(2,439,710)

Cash flows from financing activities:
Proceeds from sale of preferred stock, net of issuance costs	8,597,553	4,968,148
Proceeds from exercise of common stock options	1,145	13,656
Proceeds from borrowings under notes payable and capital lease obligations	—	1,783,600
Repayments of notes payable and capital lease obligations	(1,655,656)	(1,469,773)

Net cash provided by financing activities	6,943,042	5,295,631

Net increase (decrease) in cash	2,294,198	(11,334,788)
Cash at beginning of year	2,770,422	14,105,210

Cash at end of year	$5,064,620	$2,770,422

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$88,741	$847,965
Conversion of preferred stock to common stock	360,816	—
Exchange of note payable for preferred stock	200,000	—
Transfer of equipment to lender in lieu of payment	—	2,288,432
Issuance of warrants in connection with debt restructurings	$40,240	$—

See accompanying notes to financial statements.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

(1) The Company and Nature of Operations

      White Amber, Inc. (the “Company”) was incorporated in the State of Delaware on July 9, 1999, and commenced operations on September 22, 1999. The Company conducts business primarily as an application service provider (“ASP”). The Company’s service (known as the White Amber System) is provided over the Internet primarily to companies that want a pre-configured solution to workforce procurement and management provided on an outsourced basis. The White Amber System enables companies to gain better control and visibility over their contingent workforce processes. The Company earns service fees based upon contractually determined percentages of the dollar volume of transactions processed using the White Amber System. The terms of the Company’s contracts with its customers generally range between 1 and 4 years and contain certain cancellation rights. The Company does not license its software. The Company’s application services provide customers with access to the White Amber System application, use of the related hardware and support. The Company also provides short-duration consulting and engineering services relating to the customization of the Company’s application service to meet its customer’s requirements.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States. On April 19, 2002, the Company’s stockholders approved a one-for-five reverse stock split of all common stock outstanding. The one-for-five reverse stock split also affects options and warrants outstanding as well as the conversion ratio of convertible preferred stock into common stock. All share amounts, common equivalent shares outstanding, common stock and all other stock transactions presented in these financial statements have been restated to reflect the one-for-five reverse stock split.

(b) Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists as evidenced by executed contracts, delivery of the service has occurred, the price is fixed and determinable and collectibility is reasonably assured. The Company recognizes application service revenue when its customers approve billings for services rendered by independent staffing companies that were processed through the White Amber system. Application service revenue is calculated as a percentage of the amount billed to the customer. Fees charged for consulting and engineering services performed in connection with a continuing service arrangement are deferred and recognized as revenue ratably over the expected term of the underlying service arrangement.

(c) Cost of Revenues

Cost of revenues includes all costs associated with providing application services, managed services, support and hosted services and consulting and engineering expenses. These costs primarily include salaries and benefits for account management and call center support personnel, hosting fees paid to a third party provider and travel and communications.

(d) Cash Equivalents

The Company considers all highly liquid financial instruments with maturity at date of purchase of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2002 and 2001.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(e) Accounts Receivable

The staffing supplier companies that use the White Amber System to provide services to the Company’s customers, do so under agreements whereby the Company is not obligated to pay the staffing suppliers unless payment is received by the Company from it’s customer. Customers of the Company remit the full amount of the invoice for contingent labor to the Company. The Company, after deducting its service fee, then remits payment to the staffing supplier. As of December 31, 2002, the Company is obligated to remit (within 5 business days) approximately $2.5 million to staffing suppliers for amounts collected on their behalf at the end of 2002, which amounts are included in accounts payable. Accounts receivable, which consist only of amounts due for the Company’s service fees, is presented in the accompanying balance sheet net of an allowance for doubtful accounts of $50,000 as of December 31, 2002 and 2001, based upon historical experience and known trends.

(f) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized over the estimated lives of the respective assets ranging from three to seven years, on an accelerated basis, based upon management’s estimate of the usage pattern of the underlying assets. Leasehold improvements are also amortized on an accelerated basis over the lesser of the useful life of the asset or the lease term.

(g) Capitalized Internal-Use Software

The Company capitalized internal use software development costs of $623,000 in 2000 in connection with the development of the core software engine of the White Amber System, in accordance with the provisions of Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Such capitalized internal-use software is amortized over three years using an accelerated method. The Company capitalizes software costs under SOP 98-1 in connection with application development activities related to the development of significant enhancements to core functionality of its White Amber System software that are expected to benefit more than one year. No such software development costs were capitalized during 2002 and 2001.

(h) Other Assets

Other assets includes, among other things, deferred financing costs incurred including the unamortized portion of the fair value of detachable warrants issued in connection with financing arrangements. Such deferred financing costs are amortized over the life of the financing arrangement as a component of interest expense, using the effective interest method. During 2002 the Company incurred approximately $40,240 in deferred financing costs. No such costs were incurred in 2001. Non-cash interest expense relating to the amortization of deferred financing costs was $113,793 and $91,061 for the years ended December 31, 2002 and 2001, respectively.

(i) Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(j) Income Taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). Income taxes are computed using the asset and liability method. Under the asset and liability method specified by SFAS 109, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

(k) Stock-Based Compensation

The Company accounts for employee stock-based compensation using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), as amended. Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock. The associated compensation expense is recognized over the period the employee performs the related services, which represents the vesting period of the options.

Had the Company recorded employee stock-based compensation in accordance with SFAS No. 123, the net loss for the years ended December 31, 2002 and 2001, would have been substantially the same for both periods. Under the fair value method of SFAS No. 123, the fair value of an option (calculated on the date of grant) is amortized over the option’s vesting period. The grant-date average fair value for options granted during the years ended December 31, 2002 and 2001 was zero. Such estimates were determined using the minimum value method (computed using a Black-Scholes option pricing model), using the following assumptions for the years ended December 31, 2002 and 2001: a risk free interest rate of 4.25% and 5% respectively, no dividend yield, volatility of zero and an average option life of five years.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force Consensus in Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services, which require that such equity instruments be recorded at their fair value on the measurement date, which (as has historically applied to the Company) is typically the date the services are performed.

(l) Research and Development

Research and development expenses consist primarily of salaries and benefits associated with software engineering and quality assurance personnel. Such costs are expensed as incurred.

(m) Advertising Costs

Advertising costs are included in sales and marketing expenses and are expensed as incurred. To date advertising costs have not been significant.

(n) Concentrations

For the year ended December 31, 2002 revenues from three customers totaled $4.8 million. For the year ended December 31, 2001, revenues from two customers totaled $1.5 million. As of

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

December 31, 2002 and 2001, these customers comprised the majority of the accounts receivable balance.

(o) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingencies at the date of the financial statements. The more significant estimates included in these financial statements are, among others, the allowance for doubtful accounts receivable, recoverability of long-lived assets (including deferred income taxes), and estimates of the fair value of the Company’s common stock for the purposes of valuing stock-based transactions. Actual results could differ from management’s estimates.

(p) Recent Accounting Standards

In May 2003, the Emerging Issue Task Force (“EITF”) reached a consensus on EITF Issue No. 00-21, “Accounting For Revenue Arrangements With Multiple Deliverables”. The Issue addresses accounting for arrangements that involve the delivery or performance of multiple revenue-generating activities and how to determine whether such an arrangement contains more than one “unit of accounting” for purposes of revenue recognition. The Company will adopt the provisions of EITF Issue No. 00-21 effective July 1, 2003. The Company is currently evaluating the impact of this Issue but does not expect adoption to have a material impact on its financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting For Stock-Based Compensation — Transition And Disclosure (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, Accounting For Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation (“transition provisions”). The Company continues to use the intrinsic value method of accounting for stock-based compensation. The Financial Accounting Standards Board (“FASB”) recently indicated that they intend to require the fair value of stock-based employee compensation to be recorded as a charge to earnings in the future.

(3) Liquidity

      The Company has incurred significant operating losses since inception and has incurred negative cash flows from operating activities. Management believes that cash on hand, the $4.2 million proceeds from its May 2003 sale of equity securities (note 13), as well as expected cash flows from operations will be sufficient to enable the Company to meet its liquidity requirements for the next twelve months. If management’s plans are not realized, the Company will seek to enhance liquidity through, among other things, the sale of additional equity securities, although there can be no assurance that the Company would be successful with these efforts.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(4) Property and Equipment

      Property and equipment is comprised of the following:

	2002	2001

Computers and equipment	$4,363,372	$4,381,952
Furniture and fixtures	2,729,241	2,615,915
Leasehold improvements	114,178	114,178
Capitalized software	623,000	623,000

	7,829,791	7,735,045
Less: accumulated depreciation and amortization	(5,272,539)	(3,643,869)

	$2,557,252	$4,091,176

      Capitalized software costs are amortized over 3 years. For the years ended December 31, 2002 and 2001, $127,034 and $380,341 was amortized, respectively. As of December 31, 2002, the net book value of capitalized software is $63,708.

      Included in property and equipment is the costs basis of items under capital leases of $5,580,380 as of December 31, 2002 and 2001, respectively. Accumulated amortization for items under capital leases amounted to $3,676,044 and $2,501,394 as of December 31, 2002 and 2001, respectively.

      In June 2001 the Board of Directors approved a plan to close all of the Company’s field offices with the exception of its corporate headquarters in New York. As a result, the Company abandoned property and equipment with a cost of approximately $2.8 million and recognized a loss on abandonment equal to the net book value of $1.9 million in 2001.

      In October 2001, the Company surrendered computer equipment with an original cost of $2.9 million to a lessor in exchange for a $2.2 million reduction in the outstanding borrowings under the lease arrangement as the lessor estimated this to represent the fair value of the equipment. The net book value of this equipment at the time of surrender was approximately $1.7 million. Accordingly, the Company recognized a gain on the disposal of this equipment in the amount of approximately $0.5 million during 2001.

(5) Accrued Expenses

      Accrued expenses consists of the following:

	2002	2001

Accrued vacation	$154,457	$146,162
Accrued payroll and benefits	175,971	710,782
Office lease abandonment	—	213,833
Accrued professional fees	199,435	233,728
Other	608,520	346,239

	$1,138,383	$1,650,744

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(6) Notes Payable and Capital Lease Obligations

      As of December 31, 2002 and 2001, the Company’s notes payable and capital lease obligations consisted of the following:

	2002	2001

Notes payable	$1,426,624	$1,537,775
Capital lease obligations	3,093,465	4,751,567

	4,520,089	6,289,342
Less current portion	(1,418,762)	(1,649,207)

Long-term portion	$3,101,327	$4,640,135

      As of December 31, 2002, the Company was obligated under two capital lease obligations covering certain equipment. Both of these obligations bore interest at 7%. As discussed in note 13, in April 2003, one of these lease obligations was restructured into a new capital lease bearing interest at 6%. As a result of the restructuring, the Company made a principal payment of $210,000. The restructured lease contains minimum lease payments of $362,512, $543,768, and $181,256 for 2003, 2004 and 2005, respectively, including aggregate interest of $65,132.

      Also as discussed in note 13, the remaining capital lease obligation and equipment loans outstanding as of December 31, 2002, were repaid in May 2003 with the proceeds from a loan with a new lender. The terms of the new arrangement require 36 monthly payments of approximately $62,000, plus interest at prime plus 1.5%. This arrangement is secured by substantially all of the Company’s assets and requires the maintenance of certain financial and non-financial covenants.

      As the notes payable and capital lease obligations referred to above were refinanced after December 31, 2002, the current portion of these obligations disclosed above has been determined based upon the scheduled amortizations of the new financing arrangements.

(7) Preferred Stock

      As of December 31, 2002 and 2001, the Company’s redeemable convertible Preferred stock consisted of the following:

	2002		2001

		Carrying		Carrying
	Shares	amount	Shares	amount

Series A Preferred Stock	—	$—	6,350,000	$6,306,595
Series A-1 Preferred Stock	6,100,000	6,065,276	—	—
Series B Preferred Stock	—	—	7,813,221	26,165,187
Series B-1 Preferred Stock	7,780,240	26,071,817	—	—
Series C Preferred Stock	28,774,641	8,854,071	—	—

	42,654,881	$40,991,164	14,163,221	$32,471,782

      All series of Preferred stock have a par value of $0.01 per share. As of December 31, 2002, 6,100,000 shares, 7,780,240 shares, and 31,710,452 shares were authorized for issuance of Series A-1, Series B-1 and Series C, respectively. Costs associated with the issuance of the Preferred stock have been recorded as a reduction in the carrying amount of the Preferred stock, and are being accreted through charges to additional paid-in capital through the date the Preferred stock first becomes redeemable.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following summarizes the Company’s Preferred stock activity for the years ended December 31, 2002 and 2001, and its general terms as of December 31, 2002:

(a) Series A

In January and March 2000, the Company sold 6,350,000 shares of Series A Preferred Stock (“Series A”) for $6,297,914, net of offering costs of $52,086, which were convertible into common stock at the rate of 1 common share for every $5 of preferred stock.

(b) Series B

In September 2000, the Company sold 6,325,125 shares of Series B Preferred Stock (“Series B”) for $21,179,592, net of offering costs of $72,828 which were convertible into common stock at the rate of 1 common share for every $16.80 of preferred stock. In March 2001, the Company sold 1,488,096 shares of Series B for $4,968,148, net of offering costs of $31,854, under the same terms and conditions as in the Series B sale in September 2000.

(c) Series C

In January 2002, the Company sold 28,000,448 shares of Series C Preferred Stock (“Series C”) for $8,597,553, net of offering costs of $82,586, which are convertible into common stock at the rate of 1 common share for every $1.55 of preferred stock. Pursuant to a debt restructuring in March 2002, a lender exchanged $200,000 principal amount of its indebtedness for 645,161 shares of Series C. Also in March 2002, an independent consultant owed $40,000 for services rendered was paid with 129,032 shares of Series C.

(d)	Series A and Series B Exchanges

Upon closing of the Series C financing in January 2002, the then outstanding Series A and Series B shares were exchanged for Series A-1 Convertible Preferred Stock (“Series A-1”) and Series B-1 Convertible Preferred Stock (“Series B-1”). The Series A-1 and Series B-1 shares contain identical terms and conditions to those of Series A and Series B, except for the conversion rate, which was adjusted to the $1.55 conversion rate of the Series C.

(e)	Conversions to Common Stock

Upon the closing of the Series B and Series C financings, 250,000 shares of Series A and 32,981 shares of Series B, respectively, with an aggregate book value of $360,816, were converted to common stock under the terms of the preferred stock agreements.

(f)	Preferred Stock – General Terms

          (i) Voting

The holders of all Preferred stock generally vote together with all other classes of stock on an “as converted” basis.

          (ii) Dividends

The holders of the Preferred stock are entitled to receive dividends, when and if declared. The holders of the Series C are entitled to receive dividends in preference to other series of Preferred stock at the rate of 8%. All Preferred stock dividends are non-cumulative.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

          (iii) Liquidation Preference

Upon liquidation of the Company, the holders of the Series C shall be entitled to receive a per-share liquidation preference of $0.62 per share (aggregating $17,840,277 at December 31, 2002) before the Series A-1 and Series B-1 pro-rata liquidation preference amounts of up to $1.00 per share (aggregating $6,100,000 at December 31, 2002) and $3.36 per share (aggregating $26,141,606 at December 31, 2002), respectively, are distributed.

          (iv) Conversion Provisions

The holders of Preferred stock shall have the right at any time to convert such shares into fully paid and non-assessable shares of Common stock, subject to adjustment as defined in the agreements. As of December 31, 2002, the conversion prices for Series A-1, Series B-1 and Series C were all 1 share of common for every $1.55 of preferred stock. As of December 31, 2002, the Series A-1, Series B-1 and Series C are convertible into 3,935,484, 16,865,553 and 5,754,928 shares of Common stock, respectively.

If, at any time, the Company shall effect a firm commitment underwritten public offering of shares of Common stock in which the aggregate price paid for such shares by the public shall be at least $15,000,000 and the pre-money valuation is at least $100,000,000, then effective upon the closing of the sale of such shares, all outstanding shares of Preferred stock shall automatically convert to shares of Common stock on the basis described above.

In the event that the Company consummates a subsequent financing in which a holder of Preferred stock may elect to participate, under certain circumstances, if the holder elects not to participate in such financing, a portion or all of their holdings may be automatically converted into Common stock at its original conversion price (as adjusted, if required).

          (v) Redemption Provisions

The holders of the Preferred stock have the right to require the Company to redeem their shares at the request of the majority of the holders, after September 30, 2006. Such redemption price would equal the amounts originally paid for the shares and would be payable over a three-year period. As a result of these redemption provisions, the Preferred stock is classified as mezzanine equity in the accompanying balance sheet.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(8) Stock-Based Compensation

(a)	Employee Stock Option Plan

On January 20, 2000, the Company entered into an agreement with a stockholder whereby the stockholder would contribute 567,480 shares of common stock to treasury to establish a share reserve for common stock issuances under a stock option plan. In March 2000, the Company adopted the 2000 Stock Option Plan (the “Plan”) that provided for up to 567,480 shares to be awarded to eligible participants including employees, directors, and consultants. In September 2000 and January 2002, the Company increased the authorized shares available for grant under the Plan by 201,429 and 6,331,091 shares, respectively. The Plan provides for awards granted in the form of incentive stock options or nonqualified stock options. The maximum term for options granted under the Plan is 10 years. Options granted under the Plan generally vest over four years and expire after ten years. The following table summarizes the Company’s stock option activity.

	2002		2001

		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Options outstanding, beginning of year	552,344	$2.53	488,250	$0.65
Options granted	3,670,103	0.23	398,844	3.35
Options exercised	(2,233)	0.51	(18,476)	0.74
Options cancelled	(444,761)	2.97	(316,274)	0.71

Options outstanding, end of year	3,775,453	$0.24	552,344	$2.53

The number of options that were exercisable at December 31, 2002 and 2001 were 242,369 and 68,295, respectively. In addition, as of December 31, 2002, there were 3,075,761 options available for grant under the plan.

The following table summarizes information about fixed price stock options outstanding at December 31, 2002:

		Average
	Number	Remaining
Exercise Price	Outstanding	Life in Years

$0.23	3,669,203	9.6
$0.50	95,850	7.4
$3.35	10,400	8.4

$0.23-$3.35	3,775,453

During 2000, the Company granted certain options with exercise prices below the fair value of the Company’s Common stock at the respective dates of grant, resulting in aggregate non-cash deferred compensation of $1,201,058 which is being amortized to expense over the option vesting periods (generally four years). Compensation expense associated with these grants amounted to $86,192 and $227,474 for the years ended December 31, 2002 and 2001, respectively.

In February 2002 the Company adopted an Option Exchange Program (the “Program”) whereby option holders could elect to cancel their stock options or to retain them. The Program provided that option holders would be granted at a future date in excess of six months from the cancellation date, new stock options for the same amount of shares, if the option holder were an employee of the Company at the time of that new grant. The exercise price for the new grants was equal to the fair

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

value of a share of the Company’s Common stock at the date of re-grant and the vesting period was unchanged from the original grant. Employees holding 427,894 stock options, at exercise prices ranging from $.50 to $3.35 per share elected to participate in the Program and cancel their shares. In September 2002, the Company granted 427,894 stock options to such participants. The exercise price of the new options was $0.23 per share, the fair value of the Company’s Common stock on the date of grant.

     (b) Warrants

In connection with the financing of certain assets under capital lease agreements, in July 2000, the Company granted the lessor warrants to purchase 80,000 shares of the Company’s Series A for $1 per share. The warrants expire on the earlier of (i) July 2007 or (ii) three years from the effective date of the Company’s initial public offering.

Also in July 2000, the Company granted the lessor warrants to purchase 248,387 shares of the Company’s Series A for $1.78 per share. The warrants expire on the earlier of (i) July 2010 or (ii) five years from the effective date of the Company’s initial public offering.

In November 2000, the Company granted to the lessor warrants to purchase 35,093 shares of the Company’s Series B for $3.12 per share. The warrants expire on the earlier of (i) November 2010 or (ii) five years from the effective date of the Company’s initial public offering.

The fair value of the aforementioned warrants of $104,000 was recorded as deferred financing costs, and is being amortized to interest expense over the life of the financing arrangement.

In April 2001, the Company granted warrants to purchase 21,392 shares of common stock for $3.35 per share. These warrants were issued to a vendor for services rendered and were fully vested and non-forfeitable on the date of grant. The estimated fair value of these warrants of $48,132 was expensed in 2001.

In March 2002, pursuant to a capital lease restructuring, the Company granted to the lessor warrants to purchase 1,887,625 shares of the Company’s Series C for $0.31 per share. The warrants expire on the earlier of (i) ten years or (ii) five years from the effective date of the Company’s initial public offering. In addition, in March 2002, warrants previously issued to this lessor were exchanged for warrants with the same terms, except for a reduction in the exercise price to $0.31 per share. The aggregate of the fair value of the newly issued warrants and the incremental value associated with the exchanged warrants of $40,240 was recorded as deferred financing cost and is being amortized to interest expense over the term of the revised capital lease arrangement. All of the aforementioned lessor warrants are convertible into an aggregate of 450,221 shares of the Company’s common stock.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(9) Income Taxes

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001

Deferred income tax assets (liabilities):
Accrued expenses	$267,398	$399,870
Allowance for bad debts	21,000	21,000
Depreciation	(368,608)	(315,155)
Intangibles	(181,916)	(106,449)
Net operating loss carryforwards	18,011,649	15,163,931
Valuation allowance	(17,749,523)	(15,163,197)

Net	$—	$—

      At December 31, 2002, the Company has net operating loss carryforwards of approximately $42.9 million, which expire on various dates through 2022. However, in certain circumstances, the availability of these net operating loss carryforwards in the future may be subject to significant limitation under Section 382 of the Internal Revenue Code.

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, expected future taxable income and tax planning strategies in making this assessment. Based upon the level of the Company’s history of tax losses, and the inherent uncertainty about the timing and extent to which the Company may generate taxable income in the future over the periods during which temporary differences reverse or loss carryforwards may be utilized, management does not believe that it is more likely than not that the Company will realize the benefits of its deferred tax assets. Accordingly, the Company has recorded a valuation allowance against its net deferred tax assets.

(10) Fair Value of Financial Instruments

      The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the relatively short-term nature of these instruments. The fair value of notes payable and capital lease obligations are also estimated to approximate their carrying amounts as of December 31, 2002 as terms on these obligations are consistent with terms recently offered to the Company.

(11) Employee Benefits

      Effective April 15, 2000, the Company implemented a 401(k) plan for all of its full-time employees. Employees make voluntary contributions to the plan up to 15% of their annual compensation, subject to certain limits. The Company has the option of making a matching contribution to the plan in any given year. Matching contributions vest over a six-year period at a vesting rate of 20% each year beginning at the conclusion of the second year of employment. The Company has not made any matching contributions through December 31, 2002.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(12) Commitments and Contingencies

      The Company leases office space under non-cancelable operating leases that expire on various dates through 2008. The Company maintains leases that contain definitive escalation clauses. Rent expense amounted to $619,589 and $917,385 for the years ended December 31, 2002 and 2001. The Company has entered into sub-lease agreements with respect to four of its locations. Sublease income amounted to $113,264 for the year ended December 31, 2002. No sub-lease income was received in 2001.

      Future minimum payments under all non-cancelable operating leases with initial terms of at least one year and projected sub-lease income are approximately as follows:

	Operating	Sub-lease
	Leases	Income

Year ending December 31:
2003	$594,502	$267,088
2004	597,521	261,839
2005	549,301	209,642
2006	476,345	136,571
2007	492,504	141,220
Thereafter	82,084	24,040

	$2,792,257	$1,040,400

(13) Subsequent Events (Unaudited)

(a) Debt Restructuring

In April 2003, as described above in Note 6, the Company restructured its capital lease obligation with one of its lenders. As of April 2003, the Company had 11 months remaining on the lease requiring payments of $115,000 per month. Pursuant to the restructuring, the Company made a lump-sum payment of $210,000 and the remaining balance is payable in equal monthly installments of $45,314 over a 24 month period.

(b) Issuance of Series C Preferred Stock

In May 2003, the Company issued 13,709,677 shares of Series C for cash of $4,250,000, under the same terms and conditions as in the Series C sale in January 2002.

(c) Early Extinguishment of Debt

In May 2003, the Company repaid all outstanding notes and capital lease obligations to one of its lenders aggregating approximately $2.7 million. Pursuant to the agreement, the Company granted the lender warrants to purchase 100,000 shares of Series C for $0.31 per share. The warrants expire on the earlier of (i) ten years or (ii) five years from the effective date of the Company’s initial public offering. These warrants, if exercised for preferred stock, are then convertible into an aggregate of 20,000 shares of the Company’s common stock. The proceeds for the repayment were received from a loan from a new lender. The new loan is a three-year term loan with interest at prime plus 1.5%, payable in equal monthly installments of $62,000 plus interest. The new lender was granted a warrant to purchase 369,858 shares of Series C for $0.31 per share. The warrants expire seven years from the date of grant. These warrants, if exercised for preferred stock, are then convertible into an aggregate of 73,972 shares of the Company’s common stock.

WHITE AMBER, INC.

UNAUDITED CONDENSED BALANCE SHEET

September 30, 2003
(in thousands)

ASSETS
Current assets
Cash and cash equivalents	$4,022
Accounts receivable	605
Prepaid expenses and other current assets	139

Total current assets	4,766

Property and Equipment, net	1,797

Other assets	98

$6,661

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Current portion of long-term debt	$1,253
Accounts payable and accrued liabilities	1,357
Deferred revenues	63

Total current liabilities	2,673

Customer deposits and other long-term liabilities	150

Long-term debt	1,552

Preferred Stock	45,241

Stockholders’ deficit
Common Stock Related	2,352
Retained Deficit	(45,211)
Other equity	(96)

Total stockholders’ deficit	(42,955)

$6,661

See notes to unaudited condensed financial statements.

WHITE AMBER, INC.

UNAUDITED CONDENSED STATEMENT OF OPERATIONS

For the Nine Month Periods Ended September 30, 2003 and 2002
(in thousands)

	2003	2002

Revenue — Application	$6,674	$3,973

Cost of revenue — Application	2,536	2,385

Gross Profit	4,138	1,588
Operating Expenses:
Sales and marketing	1,418	1,575
Research and development	3,343	3,015
General and administrative	1,829	1,286

Total operating expenses	6,590	5,877

Loss from operations	(2,452)	(4,289)
Other income (expense), net	194	(222)

Net loss	$(2,258)	$(4,511)

See notes to unaudited condensed financial statements.

WHITE AMBER, INC.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

For the Nine Month Periods Ended September 30, 2003 and 2002
(in thousands)

	2003	2002

Cash flows from operating activities:
Net loss	$(2,258)	$(4,511)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization and other non-cash items	911	1,402
Changes in operating assets and liabilities:
Accounts receivable	(162)	(292)
Prepaid expenses and other current assets	119	242
Other assets	198	64
Accounts payable and accrued expenses	(2,438)	(3,030)
Deferred revenue	(161)	(2)

Net cash used in operating activities	(3,791)	(6,127)

Cash flows from investing activities:
Purchases of property and equipment	—	(25)

Net cash used in operating activities	—	(25)

Cash flows from financing activities:
Proceeds from sales of stock, net of issuance costs	4,250	8,598
Net repayment of notes payable and capital lease obligations	(1,502)	(1,354)

Net cash provided by operating activities	2,748	7,244

Net increase (decrease) in cash	(1,043)	1,092
Cash at beginning of period	5,065	2,770

Cash at end of period	$4,022	$3,862

See notes to unaudited condensed financial statements.

WHITE AMBER, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

1.	Interim Condensed Financial Statements

      In the opinion of management, the accompanying unaudited interim condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Accordingly, certain information and footnote disclosures required for complete financial statements are not included herein. It is suggested that these unaudited interim condensed financial statements be read in conjunction with the audited consolidated financial statements of White Amber, Inc. for the years ended December 31, 2002 and 2001, which are contained elsewhere in this prospectus filed on Form S-1. In the opinion of management, all adjustments, consisting of normal and recurring adjustments, considered necessary for a fair presentation of the financial position, results of operations, and cash flows at the dates and for the periods presented have been included. The results of operations for the nine-month period ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

2.	Acquisition of White Amber by Taleo Corporation

      On October 21, 2003, 100% of the Company was acquired by Taleo Corporation. Taleo issued 10,624,723 shares of Preferred Stock in a stock-for-stock transaction.

3.	Issuance of Series C Preferred Stock

      In May 2003, the Company issued 13,709,677 shares of Series C Preferred Stock for cash proceeds of $4,250,000, under the same terms and conditions as the Series C sale in January 2002.

4.	Debt Restructuring

      In April 2003, the Company restructured its capital lease obligation with one of its lenders. As of April 2003, the Company had 11 months remaining on the lease requiring payments of $115,000 per month. Pursuant to the restructuring, the Company made a lump-sum payment of $210,000 and the remaining balance is payable in equal monthly installments of $45,314 over a 24 month period.

5.	Early Extinguishment of Debt

      In May 2003, the Company repaid all outstanding notes and capital lease obligations to one of its lenders aggregating approximately $2.7 million. Pursuant to the agreement, the Company granted the lender warrants to purchase 100,000 shares of Series C for $0.31 per share. The warrants expire on the earlier of (i) ten years or (ii) five years from the effective date of the Company’s initial public offering. These warrants, if exercised for preferred stock, are then convertible into an aggregate of 20,000 shares of the Company’s common stock. The proceeds of the repayment were received from a loan from a new lender. The new loan is a three-year term loan with interest at prime rate plus 1.5%, payable in equal monthly installments of $62,000 plus interest. The new lender was granted a warrant to purchase 369,858 shares of Series C for $0.31 per share. The warrants expire seven years from the date of grant. These warrants, if exercised for preferred stock, are then convertible into an aggregate of 73,972 shares of the Company’s common stock.

6.	Stock-Based Compensation

      The Company accounts for employee stock-based compensation using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and complies with the disclosure provisions of SFAS No. 123 “Accounting for Stock-Based Compensation,” as amended. Under APB No. 25, compensation expense is recognized based

WHITE AMBER, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

on the difference, if any, on the date of grant between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock. The associated compensation expense is recognized over the period the employee performs the related services, which represents the vesting period of the options. Had the company recorded employee stock-based compensation in accordance with SFAS No. 123, the net loss for the years periods ended September 30, 2002 and 2003, would have been substantially the same for both periods.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENT

      The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2003 is based on the historical financial statements of Taleo and White Amber after giving effect to the acquisition of White Amber by Taleo using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statement. The unaudited pro forma condensed combined statement of operations of Taleo and White Amber for the year ended December 31, 2003 is presented as if the combination had taken place on January 1, 2003.

      Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to this unaudited pro forma condensed combined consolidated financial statement, is allocated to the net tangible and intangible assets of White Amber acquired in connection with the acquisition, based on their fair values as of the completion of the acquisition. A final determination of these fair values, will be made within one year of the acquisition date of October 21, 2003.

      Taleo issued new shares of Preferred Stock valued at approximately $5.8 million to consummate this acquisition. The effects of these transactions have been reflected in the accompanying pro forma condensed combined financial statement, as if the Preferred Stock issuance had occurred on January 1, 2003.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003
(in thousands, except per share data)

	Historical
			Pro Forma	Pro Forma
	Taleo	White Amber	Adjustments	Combined

Revenue:
Application	$36,029	$7,272	$—	$43,301
Consulting	7,606	—	—	7,606

Total revenue	43,635	7,272	—	50,907
Cost of revenue:
Application	7,670	2,918	689	11,277
Consulting	6,462	—	—	6,462

Total cost of revenue	14,132	2,918	689	17,739
Gross profit	29,503	4,354	(689)	33,168
Operating expenses:
Sales and marketing	14,767	1,483	—	16,250
Research and development	10,998	3,616	—	14,614
General and administrative	4,726	2,403	—	7,129
Charge for in-process research and development	150	—	—	150

Total operating expenses	30,641	7,502	—	38,143
Income (loss) from operations	(1,138)	(3,148)	(689)	(4,975)
Other income (expense)	(338)	181		(157)

Loss before provision for income taxes	(1,476)	(2,967)	(689)	(5,132)
Provision for income taxes	89	—	—	89

Net loss	(1,565)	(2,967)	(689)	(5,221)
Accretion of dividends and issuance costs on preferred stock	(2,419)	—	(336)	(2,755)

Net loss attributable to common stockholders	$(3,984)	$(2,967)	$(1,025)	$(7,976)

Net loss attributable to common stockholders — basic and diluted	$(0.16)			$(0.33)

Pro forma net loss attributable to common stockholders — basic and diluted	$(0.02)			$(0.05)

Weighted average shares:
Basic and diluted	24,378			24,378

Unaudited pro forma basic and diluted	90,015		9,647	99,662

See notes to unaudited pro forma condensed combined statement of operations.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENT

1.	Basis of Pro Forma Presentation

      On October 21, 2003 Taleo entered into an Agreement and Plan of Merger with White Amber, Inc. that provided for the issuance of approximately 10.6 million shares of Preferred Stock.

      The purchase price and terms for the transaction were determined in arm’s-length negotiations. The White Amber acquisition has been accounted for as a purchase in accordance with Statement of Financial Accounting Standards, SFAS, No. 141, “Business Combinations,” and accordingly, the purchase price has been allocated to the assets and liabilities of White Amber based on their fair value. The total purchase price of the White Amber acquisition is as follows (in thousands):

Shares issued	$5,844
Issuance of options and assumption of warrants	452
Direct costs	283

Total purchase price	$6,579

      Under the purchase method of accounting, the total purchase price as shown in the table above is allocated to White Amber’s net tangible and intangible assets based on their estimated fair values as of the date of the completion of the acquisition. The fair market value of significant intangible assets acquired was determined by management. The preliminary estimated purchase price is allocated as follows (in thousands):

Net tangible assets	$1,148
Amortizable intangible assets	2,562
Goodwill	2,719
In-process research and development	150

Total preliminary estimated purchase price allocation	$6,579

      Of the total estimated purchase price, $1.2 million has been allocated to net tangible assets acquired and approximately $2.6 million has been allocated to amortizable intangible assets acquired. The depreciation and amortization related to the fair value adjustment to net tangible assets and the amortization related to the amortizable intangible assets are reflected as pro forma adjustments to the unaudited pro forma condensed combined consolidated statement of operations.

      Acquired technology comprises products that have reached technological feasibility. Taleo will amortize the intangible assets on a straight-line basis over an estimated life of 3 years.

      Of the total estimated purchase price, $2.6 million has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets.

      In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives resulting from business combinations completed subsequent to December 31, 2001 will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of the combined company determines that the value of goodwill or intangible assets with indefinite lives has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

      Of the total estimated purchase price, $150,000 has been allocated to in-process research and development and will be charged to expense.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENT — (Continued)

      White Amber is currently developing new products that qualify as in-process research and development in multiple product areas. Projects that qualify as in-process research and development represent those that have not yet reached technological feasibility. Technological feasibility is defined as being equivalent to completion of a beta-phase working prototype in which there is no remaining risk relating to the development.

      The value assigned to in-process research and development was determined by considering the importance of each project to the overall development plan, estimating costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The revenue estimates used to value the purchased in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by White Amber and its competitors.

      The rates utilized to discount the net cash flows to their present value are based on White Amber’s weighted average cost of capital. The weighted average cost of capital was adjusted to reflect the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, the percentage of completion of each project, anticipated market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets. Based on the these factors, a discount rate of 25% was deemed appropriate for valuing the in-process research and development.

      The estimates used in valuing in-process research and development were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. In addition, some projects that are currently in process may not be in process at completion of the acquisition and new projects may be started prior to completion of the acquisition which may be in process at the completion of the acquisition. Accordingly, actual results may vary from the projected results.

2.	Pro Forma Adjustments

      A pro forma adjustment is necessary to reflect the amortization expense of $689,000 related to the estimated amortizable intangible assets. Additionally, an adjustment of $336,000 is necessary to reflect the 8.0% dividend on Series D preferred shares issued in the transaction as if they were outstanding for all of 2003. The pro forma basic and diluted shares are adjusted to reflect the Series D preferred shares as if they had been outstanding for the full year.

      There were no intercompany balances or transactions between Taleo and White Amber. No pro forma adjustments were required to conform White Amber’s accounting policies to Taleo’s accounting policies.

Shares

Taleo Corporation

Class A Common Stock

PROSPECTUS
                    , 2004

Citigroup

Lehman Brothers
Merrill Lynch & Co.
CIBC World Markets
Harris Nesbitt
ThinkEquity Partners LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

      Unless otherwise defined, all capitalized terms contained in this Part II shall have the meanings ascribed to them in the prospectus which forms a part of this registration statement. Taleo Corporation is sometimes referred to in this Part II as the “registrant.”

Item 13.	Other Expenses of Issuance and Distribution.

      The following table sets forth all expenses to be paid by the registrant, other than the underwriting discount, in connection with this offering. The selling stockholders will not pay any of the below expenses. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee		$14,571
NASD filing fee		12,000
Nasdaq National Market listing fee
Printing and engraving
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous

Total	$

Item 14.	Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

      The registrant’s certificate of incorporation and bylaws provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

      In addition, the registrant has entered into separate indemnification agreements with its directors, officers and certain employees which requires the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. The registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

      These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

      The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

      In the three years prior to the filing of this registration statement, the registrant issued the following unregistered securities:

(a) In connection with the registrant’s acquisition of White Amber, Inc., on October 21, 2003, the registrant issued an aggregate of 10,624,723 shares of Series D preferred stock to a total of 16 private accredited investors in exchange for shares of Series C preferred stock of White Amber, Inc.

(b) On January 19, 2001, the registrant issued and sold an aggregate of 51,962,931 shares of Series C preferred stock to a total of 13 private accredited investors for $0.4907 per share, or an aggregate of $25,500,000.

(c) On October 3, 2003, the registrant issued and sold 150,000 shares of Series C preferred stock to an accredited investor in connection with the exercise of a warrant at an exercise price of $0.36810 per share.

(d) On September 30, 2003, the registrant issued a warrant to purchase 10,000 shares of the registrant’s Class A common stock to a sophisticated investor at an exercise price of $0.50 per share. Such investor had information regarding the registrant’s business affairs and financial condition, access to the registrant for the opportunity to ask questions and receive answers and to obtain any additional information, and information on the limitations on resale of the securities issued.

(e) On March 1, 2002, the registrant issued a warrant to purchase 15,500 shares of the registrant’s Class A common stock to a sophisticated investor at an exercise price of $0.50 per share. Such investor had information regarding the registrant’s business affairs and financial condition, access to the registrant for the opportunity to ask questions and receive answers and to obtain any additional information, and information on the limitations on resale of the securities issued.

(f) On July 31, 2001, the registrant issued a warrant to purchase 1,521,263 shares of the registrant’s Class A common stock to an accredited investor at an exercise price of $1.58 per share.

(g) As of March 31, 2004, the registrant has issued and sold an aggregate of 293,516 shares of Class A common stock upon exercise of options issued to certain employees, directors and consultants under the registrant’s 1999 Stock Plan for an aggregate consideration of $112,281.35.

      None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof or Regulation D promulgated thereunder, with respect to items (a)-(f) above, and Rule 701, with respect to item (g) above, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

Item 16.	Exhibits and Financial Statements Schedules.

      (a) Exhibits.

Exhibit
Number	Description

1.1*	Form of Underwriting Agreement.
2.1**	Agreement and Plan of Merger, dated October 21, 2003, between the registrant, Kangaroo Acquisition Corporation and White Amber, Inc.
3.1*	Amended and Restated Certificate of Incorporation of the registrant, to be effective upon consummation of this offering.
3.2	Bylaws of the registrant, as amended and restated, to be effective upon consummation of this offering.
4.1*	Form of registrant’s Class A common stock certificate.
4.2*	Form of registrant’s Class B common stock certificate.
4.3**	Second Amended and Restated Investor Rights Agreement, dated October 21, 2003, between the registrant and the individuals and entities listed therein.
4.4*	Covenant Agreement, dated November 24, 1999, between the registrant and Viasite Inc.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1**	1999 Stock Plan and form of agreements thereunder.
10.2**	Viasite Inc. Stock Plan.
10.3**	2003 Series D Preferred Stock Plan and form of agreement thereunder.
10.4*	2004 Stock Plan and forms of agreement thereunder.
10.5*	2004 Employee Stock Purchase Plan.
10.6**	Form of Indemnification Agreement entered into by registrant with each of its directors and officers.
10.7**	Employment Agreement, dated April 30, 1999, between Recruitsoft (Canada) Corporation Inc. and Louis Tetu.
10.8**	Employment Agreement, dated April 30, 1999, between Recruitsoft (Canada) Corporation Inc. and Jean Lavigueur.
10.9**	Employment Agreement, dated April 30, 1999, between Recruitsoft (Canada) Corporation Inc. and Martin Ouellet.
10.10	Lease for 330 St. Vallier East, Suite 400, Quebec, QC, Canada, G1K 9C5.
10.11	Offer of Renewal and Additional Financing, Confirmatory Agreement and Security Agreement with the National Bank of Canada
21.1**	List of subsidiaries.
23.1	Consent of Deloitte & Touche LLP, Independent Auditors.
23.2	Consent of KPMG LLP, Independent Auditors.
23.3*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1**	Power of Attorney.

*	To be filed by amendment.

**	Previously filed.

      (b) Financial Statement Schedules.

      Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the Financial Statements or the notes thereto.

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1), or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on May 13, 2004.

TALEO CORPORATION

By:	/s/ LOUIS TETU

Louis Tetu
Chief Executive Officer

      Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons on May 13, 2004, in the capacities indicated.

Signature	Title

/s/ LOUIS TETU Louis Tetu	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

/s/ JEAN LAVIGUEUR Jean Lavigueur	Chief Financial Officer (Principal Financial and Accounting Officer)

* Mark A. Bertelsen	Director

* Eric Herr	Director

* James Maikranz	Director

* Jeffrey Schwartz	Director

Signature	Title

* Robert Talbot	Director

* Michael Tierney	Director

*By: /s/ LOUIS TETU Louis Tetu Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
2	.1**	Agreement and Plan of Merger, dated October 21, 2003, between the registrant, Kangaroo Acquisition Corporation and White Amber, Inc.
3	.1*	Amended and Restated Certificate of Incorporation of the registrant, to be effective upon consummation of this offering.
3.2		Bylaws of the registrant, as amended and restated, to be effective upon consummation of this offering.
4	.1*	Form of registrant’s Class A common stock certificate.
4	.2*	Form of registrant’s Class B common stock certificate.
4	.3**	Second Amended and Restated Investor Rights Agreement, dated October 21, 2003, between the registrant and the individuals and entities listed therein.
4	.4*	Covenant Agreement, dated November 24, 1999, between the registrant and Viasite Inc.
5	.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10	.1**	1999 Stock Plan and form of agreements thereunder.
10	.2**	Viasite Inc. Stock Plan.
10	.3**	2003 Series D Preferred Stock Plan and form of agreement thereunder.
10	.4*	2004 Stock Plan and forms of agreement thereunder.
10	.5*	2004 Employee Stock Purchase Plan.
10	.6**	Form of Indemnification Agreement entered into by registrant with each of its directors and officers.
10	.7**	Employment Agreement, dated April 30, 1999, between Recruitsoft (Canada) Corporation Inc. and Louis Tetu.
10	.8**	Employment Agreement, dated April 30, 1999, between Recruitsoft (Canada) Corporation Inc. and Jean Lavigueur.
10	.9**	Employment Agreement, dated April 30, 1999, between Recruitsoft (Canada) Corporation Inc. and Martin Ouellet.
10.10		Lease for 330 St. Vallier East, Suite 400, Quebec, QC, Canada, G1K 9C5.
10.11		Offer of Renewal and Additional Financing, Confirmatory Agreement and Security Agreement with the National Bank of Canada
21	.1**	List of subsidiaries.
23.1		Consent of Deloitte & Touche LLP, Independent Auditors.
23.2		Consent of KPMG LLP, Independent Auditors.
23	.3*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24	.1**	Power of Attorney.

 * To be filed by amendment.

** Previously filed.